Ambac

Annual Report 2004





Financial Peace of Mind

Ambac Financial Group, Inc., headquartered in New York City, is a holding company whose affiliates provide financial guarantees and financial services to clients in both the public and private sectors around the world. Ambac's principal operating subsidiary, Ambac Assurance Corporation, is a leading guarantor of public and structured finance obligations. It has earned triple-A ratings, the highest ratings available, from Moody's Investors Service, Standard & Poor's Ratings Services, Fitch, Inc. and Rating and Investment Information, Inc.

CONTENTS

2 Letter to Stockholders
[illegible] 10-Year Performance
8 Financial Highlights
[illegible]0 Premier Values
[illegible]3 Premier Relationships
[illegible]5 Premier Results
[illegible]6 Ambac in the Community
[illegible]7 Financial Review
[illegible]0 Directors and Officers
Inside Back Cover Stockholder Information

Ambac's Guarantee Ambac's financial guarantee insurance provides an unconditional and irrevocable promise to pay scheduled interest and principal if the issuer fails to meet its obligations. Ambac's triple-A backing lowers financing costs for issuers, reassures investors and streamlines bond marketing for underwriters.



Global Public Finance Drawing on 30+ years of municipal finance experience, Ambac helps local and regional governments worldwide structure and issue efficient and innovative financings to meet long-term needs, finance privatization efforts or enable projects that include both public and private sector participation.



Global Structured Finance Ambac provides guarantees for a broad range of asset classes, including groundbreaking structures backed by assets, receivables and future flows. Ambac creatively applies structured products and securitization techniques to meet unique financing needs of corporate issuers, financial institutions and insurance companies worldwide.



Capital Markets Extensive participation in capital markets around the world enables Ambac to help clients optimize their financial resources while managing risk and return through targeted application of derivatives (primarily interest rate and foreign exchange swaps) and investment agreements, strengthened with the Ambac guarantee.



Risk Management Ambac combines the insight of experienced risk management professionals with rigorous application of advanced analytical and modeling tools to constantly assess, measure and control risk. This critical competency safeguards Ambac's financial strength and valuable triple-A rating.



Dear Fellow Stockholders

A strong business model, unquestioned financial strength and talented professionals propelled Ambac to deliver impressive results in a challenging environment.

The 2004 economic and market environment included tighter credit spreads, an abundance of market liquidity chasing yields, and increased competition. But truly premier companies find ways to succeed in difficult environments and Ambac's people rose to the challenge. Our franchise is strong and our future is bright.

Ambac delivered solid results in 2004. Net income for the year rose 17% to $725 million. Normal earned premiums and other credit enhancement fees grew 17% to $682 million. Credit enhancement production decreased 14% to almost $1.3 billion, but that is in comparison with a record production year in 2003. Ambac's estimated future premium revenue stream now totals over $5.2 billion, up $684 million from year-end 2003. This is noteworthy considering the high level of refundings and prepayments experienced within our book of business during the year. In 2004, Ambac generated cash flow from operations of over $950 million. Our stockholders continue to enjoy the results of our success. Since becoming a public company in 1991, the company's stock has provided a total return of about 1,200%, compared with approximately 300% for the S&P 500 over the same period. Our 2004 total return was 19%.

Solid Results from Key Business Units

Ambac's sound business model, combined with the outstanding skill and energy of our people, enabled us to deliver those results. Although overall municipal issuance was down from the previous years, Ambac thrived by providing structuring expertise and guarantees on more complex deals. In fact, while Ambac was third in municipal finance market share for gross par written, we led the industry in municipal finance premium production. This is the kind of premier position that is important to us. In addition, our health care underwriting results proved especially strong in 2004, a testament to the quality of our health care experts and their ability to identify and support quality issuers.

Our structured finance activities also yielded solid results in 2004. We are meeting the challenges of today's U.S. structured finance market by expanding relationships with new, key issuers and we continue to expand our business into new asset classes. Home equity lines of



Since becoming a public company in 1991, the company's stock has provided a total return of about 1,200%, compared with approximately 300% for the S&P 500 over the same period. Our 2004 total return was 19%.

credit, structured insurance and an expanding range of asset types for commercial asset-backed securities bolstered our structured finance results. While concerns over consumer credit were heightened during the year, our consumer asset-backed book of business remained solid. We will continue to focus our efforts on higher-quality mortgage products and origination channels.

International markets are an ongoing success story for Ambac. Building on the strength of our U.K. franchise, we continue to expand our European presence, most recently opening an office in Milan. Additionally, our Australian team delivered excellent results and we will continue to grow selectively throughout the Asia Pacific region.

Privatization, led by the U.K.'s ongoing Private Finance Initiative, continues to be a good source of business for us. Although advance work on these and other large international deals, such as whole-company securitizations, can be lengthy, the rewards are substantial. We expanded our international resources during 2004, further strengthening an already impressive group of professionals.

All these accomplishments come through the hard work of what I consider to be the premier team in the industry — the people of Ambac.

Our financial services business, while much smaller than our core guarantee segment, positions Ambac to provide an attractive range of products to meet client needs. Our derivatives business was very active, as interest rate and currency swaps continued to play a role in many transactions. We made substantial modifications to our guaranteed investment contract business focus during the year with excellent results to date.

A Premier Team of Talented Individuals

All these accomplishments come through the hard work of what I consider to be the premier team in the industry — the people of Ambac. Our professionals thrive in a culture of integrity and client service. Ambac's commitment to our Premier Values keeps us focused and successful. In early 2004, we reorganized our senior management team. Their expertise and energy strongly contributed to our success this past year. I feel privileged to be working alongside such bright, committed professionals.

At all levels, innovation and geographic expansion give Ambac's people the opportunity to broaden and strengthen their skills, constantly raising our standard of excellence. Equally important is the ability of our people to collaborate across disciplines to execute difficult transactions. The intricacy of today's capital markets requires both technical expertise and market perspective, a natural combination in Ambac's culture of teamwork. In 2004, this was demonstrated in a number of complicated and ultimately successful transactions cited later in this annual report.

When we assemble our best team for a transaction, we draw on our global network of talent and experience. Ambac's size, depth and breadth give us tremendous advantage in today's complex, fast-changing markets. We have the resources to compete in tough market conditions and find new ways to thrive as markets evolve and change, even as competition increases throughout our industry. We have the capital resources to pursue deals in a variety of markets and sectors and the intellectual resources to ensure that the deals we choose to underwrite provide quality returns. Our global reach and financial strength allow us to back away from deals or markets if the risks and returns do not meet our standards.

Rigorous Risk Management and Surveillance

Discipline remains crucial to our continued success. Risk management, a core competency at Ambac, is a defining competitive advantage for us. We evaluate risks thoroughly within the cross-functional composition of our underwriting and risk management teams, as well as through our three specialized senior credit committees. During 2004, we continued to improve our advanced analytical systems and modeling capabilities with faster access to more comprehensive data and customized reporting features.

We have the resources to compete in tough market conditions and find new ways to thrive as markets evolve and change.

Strong Governance and Leadership

Just as we are consistent in adhering to our credit and risk standards, we are dedicated to conducting Ambac's business with transparency and openness. As a result, corporate governance initiatives mandated by Sarbanes-Oxley and implemented this year provided a positive enhancement to our already robust governance infrastructure. Our finance and internal audit teams did an excellent job meeting the rigorous new reporting requirements. Every director and senior officer of Ambac fully endorses these enhancements and our top management confidently certifies our financial results.

Ambac would not be able to achieve and maintain high levels of financial success and client satisfaction without our dedication to honest, open business practices. The integrity of our people makes these practices a reality every day. The leadership provided by our Board of Directors ensures that Ambac remains on this strong and even keel. Phil Lassiter, our Chairman and former CEO, is a significant part of that leadership. We are fortunate to benefit from his insight and counsel. This past year we welcomed two new directors to our board: Henry D.G. Wallace, former Chief Financial Officer of Ford Motor Company, and Thomas C. Theobald, senior advisor at Chicago Growth Partners and former Chairman of Continental Bank Corp. The financial, managerial and capital markets experience these two distinguished professionals offer is invaluable.

Ready to Face the Challenges of 2005 and Beyond

In the year ahead, Ambac will continue to add value to intricate transactions and benefit from investors' preferences for insurance on financings such as auction-rate securities and deals that include derivatives. We will be key drivers in financings that bring public and private sector interests together. As governments push more funding requirements down to the capital markets, we will be there with the expertise and financial strength to make the deals successful for all.

Ambac will certainly face challenges during 2005 — those we anticipate and those that will inevitably arise. Be assured, however, that we will not rest on our laurels and wait for the markets and opportunities to come to us. We feel confident that our team of professionals, working within our proven business model, will rise to the challenges ahead and continue to deliver premier results for our clients and stockholders.

Sincerely,



Robert J. Genader
President and Chief Executive Officer

10-Year Performance


GAAP Net Income
Per Diluted Share
$6.53
$5.66
$3.97
$3.97
$3.41
$2.60
$2.88
$2.37
$2.09
1.58
95 96 97 98 99 00 01 02 03 04
Net Premium/
Enhancement Fees Earned
$764
$667
$500
$400
$323
$268
$213
$154
$137
95 96 97 98 99 00 01 02 03 04


GAAP Return on Equity
15.7%
15.6%
12.8%
13.1%
95 96 97 98 99 00 01 02 03 04
Expense Ratio [1]
27.2%
26.4%
21.9%
3.8%
95 96 97 98 99 00 01 02 03 04

[1] Expense ratio is computed as financial guarantee underwriting and operating expenses divided by net premiums earned and other credit enhancement fees.

Financial Highlights

Ambac Financial Group, Inc. and Subsidiaries
(Dollars in millions, except per share amounts)

	2004	2003	2002
Statement of Operations Highlights			
Gross premiums written	$ 1,047.8	$ 1,143.7	$ 904.0
Net premiums earned and other credit enhancement fees	764.0	667.3	500.3
Net investment income	361.1	321.1	297.3
Interest income from investment and payment agreements	198.8	212.0	255.0
Financial services - other revenues	35.8	20.6	17.4
Total revenue	1,406.7	1,272.2	958.6
Losses and loss expenses	69.6	53.4	26.7
Financial guarantee underwriting and operating expenses	106.6	92.0	76.5
Interest expense from investment and payment agreements	168.9	196.3	231.3
Financial services - other expenses	14.7	12.1	9.9
Interest expense	54.3	54.2	43.7
Net income	724.6	618.9	432.6
Net income per share:			
Basic	6.61	5.81	4.08
Diluted	6.53	5.66	3.97
Return on equity	15.6%	15.7%	13.1%
Cash dividends declared per common share	0.470	0.420	0.380
Balance Sheet Highlights			
Total investments, at fair value	$ 14,768.4	$ 13,965.4	$ 12,539.3
Prepaid reinsurance	297.3	325.5	296.1
Total assets	18,585.3	16,747.3	15,355.5
Unearned premiums	2,778.9	2,545.5	2,128.8
Losses and loss expense reserve	254.1	189.4	172.1
Obligations under investment agreements, investment repurchase agreements and payment agreements	7,080.7	7,076.4	7,282.9
Long-term debt	1,866.2	980.9	616.7
Total stockholders' equity	5,024.5	4,254.6	3,625.2

2001	2000	1999	1998	1997	1996	1995
$ 683.3	$ 483.1	$ 445.2	$ 361.0	$ 286.2	$ 247.2	$ 193.3
400.4	323.4	268.3	213.0	154.0	136.6	111.8
267.8	241.0	209.3	186.2	159.7	144.9	131.0
249.9	303.2	323.2	281.9	200.3	165.2	137.4
24.2	29.7	16.9	20.4	12.1	11.2	3.4
946.8	891.5	821.8	709.8	559.0	607.4	409.9
20.0	15.0	11.0	6.0	2.9	3.8	3.4
68.0	55.2	48.8	46.7	40.7	37.2	34.5
235.4	283.0	299.5	263.6	186.7	154.5	127.7
8.9	12.2	12.3	20.3	15.2	8.5	7.8
40.4	37.5	36.5	32.8	21.3	20.9	20.9
432.9	366.2	307.9	254.0	223.0	276.3	167.6
4.10	3.49	2.94	2.42	2.12	2.63	1.59
3.97	3.41	2.88	2.37	2.09	2.60	1.58
15.5%	15.9%	15.0%	12.8%	12.8%	18.3%	13.8%
0.340	0.307	0.280	0.253	0.230	0.205	0.185
$ 10,287.9	$ 8,323.9	$ 8,962.5	$ 8,748.4	$ 6,915.1	$ 5,200.5	$ 4,441.6
267.7	242.6	218.0	199.9	183.5	168.8	153.4
12,339.5	10,120.2	11,344.6	11,212.3	8,291.7	5,876.4	5,309.3
1,780.3	1,546.3	1,431.1	1,294.2	1,179.0	991.2	903.0
151.1	132.4	121.0	115.8	103.3	60.6	66.0
5,511.9	4,892.9	6,140.3	5,956.8	4,321.0	2,754.6	2,426.9
619.3	424.1	424.0	423.9	223.9	223.8	223.7
2,983.7	2,596.1	2,018.5	2,096.1	1,872.5	1,615.0	1,404.0









PREMIER Values













Ambac's Premier Values provide the foundation for our employees as they work together to create effective, innovative solutions for client financing needs. The active capital markets and the vibrancy of Ambac's business provide many opportunities for our people to achieve their aspirations for professional advancement within a corporate culture of integrity, reliability and continuous improvement.





PREMIER Values

People – Our greatest asset is the individuals who serve our constituencies. We demonstrate by our behavior and actions that our people, their skills, development and motivation "make the difference" to give us a competitive advantage in the marketplace.

Reputation – We maintain an environment where integrity and honesty are fundamental principles of conduct. We know that our reputation is a franchise that must never be compromised.

Excellence – We understand that success means earning client respect and exceeding client expectations. We strive to achieve excellence in every task.

Meritocracy – We seek out and retain the best talent, providing our people with opportunities to grow and share in our success.

Innovation – We welcome new insights, new ideas, fresh perspectives. We value strategic thinking and are not afraid of change, recognizing that innovation is an essential success element for all companies in all industries.

Earnings/Returns – We understand that the long-term earnings growth and attractive returns on capital are of vital importance to our stockholders and other constituents.

Risk Management – We recognize that excellence in managing risk is central to our business and evidence that commitment through exacting standards and professionalism in all aspects of the risk management process.

PREMIER Relationships



Presenting a novel mortgage-backed securities opportunity to an Australian bank... Strengthening a U.K. pubs securitization to refinance debt and create a more traditional balance sheet structure... Ensuring the future solvency of a U.S. state fund that backs workers' compensation insurance benefits... Keeping a mass transit expansion program on track while waiting for receipt of approved tax revenue...

Throughout 2004, Ambac worked collaboratively with clients to devise, structure and strengthen financings — transactions that solved difficult challenges or captured attractive opportunities.

Ambac draws on decades of financial guarantee experience to bring value to each relationship. We have created solutions in all types of market

Ambac draws on decades of financial guarantee experience to bring value to each relationship. We have created solutions in all types of market environments for a wide breadth of asset classes.

environments for a wide breadth of asset classes. We take pride in our flexibility and agility which are often called upon to meet tight deadlines or work in close cooperation with multiple project participants. We combine credit analysis and transaction structuring expertise with our triple-A financial strength to bring clients lower overall financing costs and the widest possible distribution of securities, even for complex or first-of-a-kind transactions.

Working with Ambac means partnering with talented, creative people. Our credit and underwriting professionals focus on evaluating the needs of clients, and our culture encourages teamwork — putting the best resources to work for each situation. For example, when a U.S. state government agency needed to refinance a rail transportation corridor in 2004, Ambac's in-house knowledge of sea container securitizations and international trade volume trends enabled us to structure a strong, efficient transaction for this public finance client. The timeframe was short and Ambac's ability to step in and promptly deliver results was essential to the deal's success.



In Australia, Ambac's in-depth understanding of mortgage-backed securities led us to identify an attractive financing opportunity for a financial institution. Linked with the analytic capabilities and structuring experience of Ambac's NY-based mortgage-backed securities team, our professionals in Australia provided virtual around-the-clock service to the new client. The successful financing, focused on a specific mortgage-backed securities sector, was the first of its kind in that country.

For these deals — and all transactions — Ambac's commitment is to develop premier relationships where expectations are not only met, but exceeded.

Our credit and underwriting professionals focus on evaluating the needs of clients, and our culture encourages teamwork — putting the best resources to work for each situation.

PREMIER Results

2004 Monoline Insurer of the Year
International Securitisation Report

2004 Best Monoline Insurer for Securitisation
Structured Finance International

2004 Monoline Insurer of the Year
ThorABS

$250,000,000
Citizen's Property
Insurance Corporation
Deal of the Year
The Bond Buyer

$246,600,000
Arizona School Facilities Board
Southwest Deal of the Year
The Bond Buyer

$300,000,000
Battery Park City Authority
Northeast Deal of the Year
The Bond Buyer

$686,000,000
Alameda Corridor Transportation Authority
Far West Deal of the Year – Honorable Mention
The Bond Buyer

$253,860,000
Maryland Health and Higher Education
Facilities Authority
Northeast Deal of the Year – Honorable Mention
The Bond Buyer

$437,950,000
New Mexico Finance Authority
Southwest Deal of the Year – Honorable Mention
The Bond Buyer

£380,000,000
Box Hill Life Finance plc*
Insurance Securitisation of the Year
Structured Finance International

£355,000,000
Essential Public Infrastructure
Capital plc* (EPIC)
European Project Portfolio Securitisation Deal of the Year
Project Finance Magazine

£700,000,000
Spirit Issuer PLC Financing*
Corporate Securitisation of the Year
Structured Finance International

€550,000,000
Korea First Mortgage No. 3 plc
Best Securitisation of Asian Assets
Structured Finance International
Best Cross-Border Securitisation
FinanceAsia Achievement Awards
Best Cross-Border Securitisation
Asset Asian Awards

A$980,000,000
Torrens Trust 2004-2 (W)
Deal of the Year – Australia
International Securitisation Report
Best Securitisation of Australasian Assets
Structured Finance International
Structured Finance Deal of the Year
CFO Magazine

£491,000,000
Tube Lines Finance plc*
Transport Securitisation of the Year
Structured Finance International

* The relevant contents of this statement have been approved solely for the purpose of Section 21 of the Financial Services and Markets Act 2000 by Ambac Assurance UK Limited of Hasilwood House, 60 Bishopsgate, London. Ambac Assurance UK Limited is authorised and regulated by the Financial Services Authority.

Ambac in the Community



Ambac believes that giving back to the communities we serve provides benefits to society and makes our company stronger. Our three-plus decades of experience in public and private sector finance have given us a heightened awareness of how communities thrive when young people have the opportunity to reach their potential. As a result, Ambac's primary philanthropic focus is on providing youth the educational and occupational exposure they need to grow. We support organizations in the U.S. and in our principal locations around the world.

Ambac is a corporate sponsor of The Children's Village, a dynamic residential and community-based service for some of New York's most vulnerable youth. We also support numerous other educational and cultural programs through which students gain valuable experience and perspective. In addition to a formal internship program in which candidates are drawn from organizations with whom we have a philanthropic relationship, Ambac provides financial assistance and summer employment to a talented college student chosen from the Jackie Robinson Foundation.

Our headquarters are in lower Manhattan and, as part of that community, we support the Battery Conservancy, Wall Street Rising and the Twin Towers Orphan Fund.

Our matching gift program broadens Ambac's philanthropic efforts to include individual employee concerns. Through this active dollar-for-dollar matching program, our employees effectively double the support of their favorite charities and causes. In 2004, Ambac contributed to hundreds of organizations through this program. A complete listing is available on our web site.



Ambac volunteers dig in at The Children's Village



Financial Review

18: Management's Discussion and Analysis **39:** Management's Report on Internal Control Over Financial Reporting

40: Reports of Independent Registered Public Accounting Firm **42:** Consolidated Balance Sheets

43: Consolidated Statements of Operations **44:** Consolidated Statements of Stockholders' Equity

45: Consolidated Statements of Cash Flows **46:** Notes to Consolidated Financial Statements



Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Ambac Financial Group, Inc. is a holding company whose subsidiaries provide financial guarantees and financial services to clients in both the public and private sectors around the world. Our diluted earnings per share was $6.53 for 2004, a 15% increase compared with 2003. Ambac recorded record revenues of $1.4 billion, an 11% increase as compared to 2003. Return on average shareholders' equity was 15.6%. Our results reflect strong production in both our financial guarantee and financial services segments.

Ambac's principal operating subsidiary, Ambac Assurance Corporation, a leading provider of financial guarantees for public finance and structured finance obligations, has earned triple-A ratings, the highest ratings available from Moody's Investors Service, Inc., Standard & Poor's Ratings Services, Fitch Inc., and Rating and Investment Information, Inc. Ambac Assurance provides financial guarantees for bond issues and other forms of debt financing. Financial guarantee insurance is a promise to pay scheduled interest and principal if the issuer fails to meet its obligations. A bond guaranteed by Ambac receives triple-A ratings, typically resulting in lower financing costs for the issuer and generally makes the issue more marketable, both in the primary and secondary markets.

Ambac reports its financial guarantee business segment broken out by three principal markets: Public Finance, Structured Finance and International Finance. Public Finance includes all U.S. municipal issuance including general obligations, lease and tax-backed obligations, health care, public utilities, transportation and higher education, as well as certain infrastructure privatization transactions, such as stadium financings, military housing and student housing. Structured Finance covers U.S. structured finance transactions including, mortgage-backed securities and other consumer asset-backed securities, commercial asset-backed securities, collateralized debt obligations, investor-owned utilities and asset-backed commercial paper conduits. International Finance covers both infrastructure privatization transactions and the structured finance markets outside of the U.S. Increased net premiums earned and other credit enhancement fee revenues drove growth in our financial guarantee segment. This resulted from continued growth in revenues primarily in the United States, Western Europe and Australia.

Management believes that the financial guarantee business thrives on economic cycles. For example, a strong economic environment with a good or improving credit environment is beneficial to our financial guarantee portfolio. However, such conditions, if in place for an extended period of time, will reduce credit spreads and result in lower pricing. Conversely, in a deteriorating credit environment, credit spreads widen and pricing for our product improves. However, if the weakening environment is prolonged, the stresses on our portfolio could result in claims payments in excess of normal or historical expectations. Ambac's management believes that its business is well positioned to withstand, and in fact prosper, within the normal economic and business cycles witnessed over the past several years. Further, Ambac's financial guarantee business today enjoys a strong competitive position in a variety of product segments on a global scale and is well positioned for further geographic product expansion. Management believes that geographic product expansion will be driven, over the long term, by critical infrastructure needs worldwide and the expansion of global credit markets.

Ambac's Financial Services segment provides financial and investment products including investment agreements, interest rate swaps, total return swaps and funding conduits, principally to clients of the financial guarantee business, which includes municipalities and other public entities, health care organizations, and asset-backed and structured finance issuers. Ambac focuses on these businesses due to the complementary nature of the products to its financial guarantee product. Financial Services growth was fueled by improved interest spreads in our investment agreement business and higher derivative product revenues.

FORWARD-LOOKING STATEMENTS

Materials in this annual report may contain information that includes or is based upon forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent Ambac's belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. You can identify these statements by the fact that they do not relate strictly to historical or current facts and relate to future plans or objectives and results.

Any or all of Ambac's forward-looking statements here or in other publications may turn out to be wrong and are based on current expectations and the current economic environment. Ambac's actual results may vary materially, and there are no guarantees about the performance of Ambac's securities. Among factors that could cause actual results to differ materially are: (1) changes in the economic, credit or interest rate environment in the United States and abroad; (2) the level of activity within the national and worldwide debt markets; (3) competitive conditions and pricing levels; (4) legislative and regulatory developments; (5) changes in tax laws; (6) the policies and actions of the United States and other governments; and (7) other risks and uncertainties that have not been identified at this time. Ambac is not obligated to publicly correct or update any forward-looking statement if we later become aware that it is not likely to be achieved, except as required by law. You are advised, however, to consult any further disclosures we make on related subjects in Ambac's reports to the Securities and Exchange Commission.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies and estimates are defined as those that require management to make significant judgments and could potentially result in materially different results under different assumptions and conditions. Management has identified the accounting for loss and loss expenses and the valuation of financial instruments as critical accounting policies. This discussion should be read in conjunction with the consolidated financial statements and notes thereon included elsewhere in this report. Management has discussed each of these critical accounting policies and estimates with the Audit Committee of the Board of Directors.

Financial Guarantee Insurance Losses and Loss Expenses. The loss reserve for financial guarantee insurance discussed in this critical accounting policy and estimates disclosure relates only to the Company's non-derivative insurance business. Losses and loss expenses are based upon estimates of the ultimate aggregate losses inherent in the non-derivative Financial Guarantee portfolio as of the reporting date. The evaluation process for determining the level of reserves is subject to certain estimates and judgments. Please refer to Note 2 to the Consolidated Financial Statements — "Significant Accounting Policies" for additional detail on loss reserves and potential accounting changes.

The liability for losses and loss expenses consists of active credit and case basis credit reserves. Ambac establishes an active credit reserve to reflect probable and estimable losses due to credit deterioration on insured credits that have not yet defaulted or been reported as of the reporting date. The active credit reserve is established through a process that begins with statistical estimates of probable losses inherent in the adversely classified credit portfolio. Statistical estimates are computed on each adversely classified credit. These statistical estimates are based upon: (i) Ambac's internal system of credit ratings, which are analogous to the risk ratings of the major rating agencies; (ii) internally developed historical default information (taking into consideration ratings and average life of an obligation); (iii) internally developed loss severities; and (iv) the net par outstanding on the adversely classified credit. The loss severities and default information are based on rating agency information and are specific to each bond type and are established and approved by Ambac's Portfolio Risk Management Committee. The Portfolio Risk Management Committee is comprised of senior risk management professionals and other senior management of Ambac. For certain credit exposures that have deteriorated significantly, Ambac will undertake additional monitoring and loss remediation efforts. Additional remediation can include various actions by the Company. The most common actions include obtaining detailed appraisal information on collateral, more frequent meetings with the issuer's or servicer's management to review operations, financial condition and financial forecasts and more frequent analysis of the issuer's financial statements. For these credits the Company would use relevant information obtained from its remediation efforts to adjust the statistical estimate discussed above.

Case basis credit reserves are established for losses on insured obligations that have already defaulted. We believe our definition of case basis credit reserves differs from other financial guaranty industry participants. Our case reserves represent the present value of anticipated loss and loss expense payments expected over the estimated period of default. Loss and loss expenses consider defaulted debt service payments, estimated expenses associated with settling the claims and estimated recoveries under collateral and subrogation rights.

The primary estimates impacting the statistical loss calculation are probability of default and severity of loss. The probability of default increases as a credit exposure deteriorates in quality. Political, economic or other unforeseen events could have an adverse impact on default probabilities. However, despite such unforeseen events, our experience has shown, it is not reasonably likely that there would be a change in the probability of default estimates such that a material change in our loss reserve estimate would occur. Our experience has shown that credit deterioration and related changes in default probabilities are a gradual process that typically occurs over a long period of time. Historically, claim payments on financial guarantee contracts have been infrequent but subject to potential high severity. Severity represents the amount of loss that would be incurred on a defaulted obligation due to the difference in the amount of net par guaranteed and the value of the related collateral and other subrogation rights. Loss severity estimates are based upon available information such as rating agency recovery rates or surveillance data such as collateral appraisals. However, severity data used are estimates that are subject to change with political, economic and other market conditions or as new information becomes available. Severity of loss is a primary assumption used to estimate losses and an increase or decrease of the severity would provide a range of reasonably possible future outcomes that would differ from our current loss estimate, which could be material.

Ambac has exposure to various bond types. Our experience has shown that for the majority of bond types, the estimate of loss severity has remained consistent in that material changes to severity estimates have not occurred. However, for certain bond types, factors or events could have a material impact on the estimate of loss severity. Based upon our historical experience, certain types of exposures are more likely to experience changes in loss severity estimates. We believe, based on our experience, there are three bond types in particular where it is reasonably possible that a material change in loss severity estimates could occur. These three bond types are aircraft lease securitizations known as Enhanced Equipment Trust Certificates ("EETC"), health care institutions and mortgage-backed and home equity securitizations. The collateral for a EETC bond is commercial aircraft. Intense competition in the global airline industry continues and has been further impacted by lower cost start up regional carriers. As a result, major airlines have been forced to reduce costs and scale back aircraft purchases. Additionally, competition between the largest aircraft manufacturers has served to reduce overall aircraft pricing. These events have adversely impacted the value of certain aircraft and accordingly impacted the loss severity estimates associated with certain EETC exposures. We have observed that the health care industry is also particularly subject to changes in severity estimates. If there is collateral associated with a health care credit it is generally in the form of a hospital facility. The value of that facility is primarily impacted by the essentiality of that facility to a particular community. For example, hospital facilities that do not have significant competition in a community generally have more stable collateral values than facilities in communities with significant competition. It is also reasonably possible that severity estimates could materially change in the mortgage-backed and home equity securitization sector. Severity estimates in this sector are impacted by residential real estate values. Increases in mortgage interest rates, increased unemployment or personal bankruptcies could have an adverse impact on residential real estate values and mortgage-backed and home equity loss severity estimates. The table below outlines the estimated impact on the December 31, 2004 consolidated loss reserve estimate (both active credit and case basis reserve) given certain changes in the loss severity estimates. The change in the loss severity estimates in the table below represent management's estimate of reasonably possible changes in severity and are based upon our historical experience.

Bond type *(Dollars in millions)*	Severity assumption	Increase in loss severity assumption	Increase in reserve estimate
EETC	22%	12%	$26
Health care	59%	41%	$31
Mortgage-backed and home equity	19%	3%	$ 2

Ambac's management believes that the reserves for losses and loss expenses are adequate to cover the ultimate net cost of claims, but the reserves, including the probability of default and loss severity assumptions are based on estimates and there can be no assurance that the ultimate liability for losses will not exceed such estimates.

Valuation of Financial Instruments. The fair market values of financial instruments held are determined by using independent market quotes when available and valuation models when market quotes are not available. Ambac's financial instruments categorized as assets are mainly comprised of investments in fixed income securities and are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 requires that all debt instruments and certain equity instruments be classified in Ambac's balance sheet according to their purpose and, depending on that classification, be carried at either cost or fair market value. Ambac classifies investments in fixed income securities as available-for-sale.

The fair values of fixed income investments are based primarily on quoted market prices received from a nationally recognized pricing service or dealer quotes. For those fixed income investments where broker quotes were not available, fair values are based on internal valuation models. Key inputs to the internal valuation models include maturity date, coupon and generic yield curves for industry and credit rating characteristics that closely match those characteristics of the specific investment securities being valued. The valuation results from these models could differ materially from amounts that would actually be realized in the market. The percentage of the investment portfolio that is based upon internal valuation models was 2% and 1% at December 31, 2004 and 2003, respectively.

Ambac has a formal review process for all securities in its investment portfolio, including a review for impairment losses. Documentation of our analyses is required under our policy. Factors considered when assessing impairment include: (i) securities whose fair values have declined by 20% or more below amortized cost; (ii) securities whose market values have declined by 5% or more below amortized cost for a continuous period of at least six months; (iii) recent downgrades by rating agencies; (iv) the financial condition of the issuer; (v) whether scheduled interest payments are past due; and (vi) whether Ambac has the ability and intent to hold the security for a sufficient period of time to allow for anticipated recoveries in fair value. If we believe a decline in the value of a particular investment is temporary, we record the decline as an unrealized loss, net of tax, in Accumulated Other Comprehensive Income in Stockholders' Equity on our Consolidated Balance Sheets. If we believe the decline is "other than temporary," we write-down the carrying value of the investment and record a loss on our Consolidated Statements of Operations. Ambac's assessment of a decline in value includes management's current judgment of the factors noted above. If that judgment changes in the future, Ambac may ultimately record a loss after having originally concluded that the decline in value was temporary.

Ambac's exposure to derivative instruments is created through interest rate, currency, total return and credit default swaps. These contracts are accounted for under SFAS 133 "Accounting for Derivative Instruments and Certain Hedging Activities," as amended ("SFAS 133"). When available, quotes are obtained from independent market sources. However, when quotes are not available, Ambac uses internally developed valuation models. These valuation models require market-driven inputs, including contractual terms, credit spreads on underlying referenced obligations, yield curves and tax-exempt interest ratios. The net fair value of derivative contracts classified as held for trading purposes was $110 million at December 31, 2004. Contracts with maturities in excess of five years accounted for $112 million of the net fair value. Contracts with maturities of five years or less accounted for $(2) million of net fair value. At the inception of a derivative contract (day one), we value the contract at the model value if we can verify all of the significant model inputs to observable market data. Where we cannot verify all of the significant model inputs to observable market data, we value the contract at the transaction price at inception and, consequently, record no gain or loss in accordance with EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." For additional information regarding the sensitivity of these instruments, see "Risk Management — Market Risk" below.

RESULTS OF OPERATIONS

The following paragraphs describe the consolidated results of operations of Ambac and its subsidiaries for 2004, 2003 and 2002, and its financial condition as of December 31, 2004 and 2003. These results are presented for Ambac's two reportable segments: Financial Guarantee and Financial Services.

Income From Continuing Operations. Ambac's income from continuing operations in 2004 was $725.8 million or $6.54 per diluted share, an increase of $97.7 million, compared to $628.1 million or $5.74 per diluted share in 2003. Ambac's income before income taxes was $976.8 million in 2004, an increase of 15% from income before income taxes of $849.6 million in 2003. Of the $976.8 million of income (loss) before income taxes in 2004, $987.4 million was from Financial Guarantee, $52.7 million from Financial Services and $(63.3) million from Corporate. Corporate consists primarily of Ambac's interest expense on the Company's debentures outstanding. That compares to income (loss) before income taxes in 2003 of $888.1 million, $23.0 million and $(61.5) million from Financial Guarantee, Financial Services and Corporate, respectively. Financial Guarantee income before income taxes increased as a result of (i) higher net premiums earned and other credit enhancement fees, (ii) higher net investment income and (iii) higher net mark-to-market gains on credit derivative contracts, partially offset by (i) a higher provision for losses and loss expenses and (ii) higher operating expenses. Financial Services increase is primarily attributable to (i) higher net interest earned from investment agreements and (ii) higher derivative products revenue.

Included in the 2004 income from continuing operations in the Financial Guarantee segment, is the impact of cancellations of certain reinsurance contracts with two reinsurers, AXA Re Finance S.A. and American Re-Insurance Company, both of which had been downgraded by the rating agencies in 2003. The net impact of these cancellations to the Consolidated Statements of Operations in 2004 amounted to approximately $7.0 million, $4.5 million after-tax, or $0.04 per diluted share.

Ambac's income from continuing operations in 2003 increased $196.2 million compared to $431.9 million or $3.96 per diluted share, in 2002. Ambac's income before income taxes in 2003 was up 51% from income before income taxes of $563.3 million in 2002. This increase was attributable to growth in the Financial Guarantee segment and net realized investment losses in 2002 in the Financial Services segment. Income (loss) before income taxes in 2002 consisted of $712.9 million from Financial Guarantee, ($103.7) million from Financial Services and $(45.9) million from Corporate.

Net (Loss) Income From Discontinued Operations. In November 2003, Ambac announced that it had entered into an agreement to sell the operations of Cadre Financial Services, Inc. and Ambac Securities, Inc., its investment advisory and cash management business. The transaction closed during the first quarter of 2004, with proceeds of $3.7 million in cash and $4.7 million in a note. This business had been part of the Financial Services segment.

The net (loss) income from discontinued operations was ($1.3) million, ($9.2) million and $0.7 million for 2004, 2003 and 2002, respectively. The primary reason for the 2004 loss was a purchase price adjustment due to lower than anticipated revenues. The net loss for 2003 included a goodwill write-down of $4.7 million.

Financial Guarantee

Ambac provides financial guarantees for debt obligations through its principal operating subsidiary Ambac Assurance Corporation, as well as credit protection in the form of structured credit derivatives through Ambac Credit Products LLC, a wholly-owned subsidiary of Ambac Assurance. Ambac provides these services in three principal markets: public finance, structured finance and international finance.

Ambac guaranteed $118.1 billion of gross par value bonds during 2004, an increase of 2% from $115.3 billion in 2003. Par value written during 2003 decreased 1% compared to $116.4 billion written during 2002.

The following table provides a breakdown of guaranteed net par outstanding by market sector at December 31, 2004 and December 31, 2003:

(Dollars in billions) December 31,	**2004**	2003
Public Finance	**$239.7**	$215.3
Structured Finance	**132.4**	124.1
International Finance	**87.3**	86.4
Total net par outstanding [1]	**$459.4**	$425.8

[1] $8.5 billion of the net par outstanding increase in 2004 was a result of the reinsurance cancellations noted above.

The following table provides a rating distribution of financial guarantee net par based upon internal Ambac Assurance credit ratings at December 31, 2004 and December 31, 2003:

	Percentage of Guaranteed Portfolio [1]	
December 31,	**2004**	2003
AAA	**8**	10
AA	**23**	22
A	**47**	47
BBB	**21**	20
Below investment grade	**1**	1
Total	**100**	100

[1] Internal Ambac Assurance credit ratings are provided solely to indicate the underlying credit quality of guaranteed obligations based on the view of Ambac and may differ from ratings determined by the independent rating agencies. They are subject to revision at any time and do not constitute investment advice. Ambac Assurance has insured the obligations listed and may also provide other products or services to the issuers of these obligations for which Ambac may have received premiums or fees.

The following table provides a distribution by bond type of Ambac Assurance's below investment grade exposures at December 31, 2004 and 2003. Below investment grade are generally defined as those exposures with a credit rating below BBB–.

Bond Type:	Summary of Below Investment Grade Exposure (1)	
(Dollars in millions)	**2004**	2003
U.S. Public Finance:		
Health care	$ 571	$ 839
Tax-backed	135	139
General obligation	104	42
University	38	40
Other	151	154
Total U.S. Public Finance	999	1,214
U.S. Structured Finance:		
Investor-owned utilities	803	875
Mortgage-backed and home equity	774	710
Pooled debt obligations	481	849
Asset-backed	426	68
Total U.S. Structured Finance	2,484	2,502
International Finance:		
Pooled debt obligations	510	660
Transportation revenue	215	117
Investor-owned utilities	59	—
Sovereign/sub-sovereign	38	38
Other	223	213
Total International Finance	1,045	1,028
Grand Total	$4,528	$4,744

(1) Rating agencies do not publish separate underlying ratings (those ratings excluding Ambac's guarantee). As such, the ratings disclosed represent Ambac Assurance internal ratings.

The total number of credits with Ambac Assurance ratings below investment grade were 73 and 75 at December 31, 2004 and 2003, respectively. The declines related primarily to health care and pooled debt obligations being upgraded during 2004, partially offset by downgrades of mortgage-backed and asset-backed obligations. U.S. Structured Finance asset-backed below investment grade includes $205 million relating to Ambac Assurance's exposures to Enhanced Equipment Trust Certificates as discussed further below.

Public Finance. Public finance obligations are bonds issued by states, municipalities and other governmental or not-for-profit entities located in the United States ("Public Finance"). Bond proceeds are used to finance or refinance a broad spectrum of public purpose initiatives, including education, utility, transportation, health care and other general purpose projects. Included in transportation obligations is exposure to U.S. airports of $7.9 billion at December 31, 2004. Airport obligations are generally supported by (i) terminal lease revenues, parking and other concession revenues; (ii) passenger facility charges; or (iii) payments in respect of specific airport facilities. Although Ambac Assurance guarantees the full range of Public Finance obligations, Ambac Assurance concentrates on those projects that require more structuring skills. Certain projects, which had been financed by the local or U.S. government alone, are now being financed through public-private partnerships. In these transactions, debt service on the bonds, rather than being paid solely by tax revenues or other governmental funds, is being paid from a variety of revenue sources, including revenues derived from the project itself. Examples of these transactions include stadium financings, student housing and military housing.

Public Finance bond obligations par value written was $44.6 billion, $43.0 billion and $42.3 billion for 2004, 2003 and 2002, respectively. Ambac Assurance market share, based upon par insured, is up approximately 2% over 2003 and 2002, from approximately 21% in 2002 and 2003 to approximately 23% in 2004. Insured market penetration was 55% in 2004, the highest in the past 10 years, up from 50% and 49% in 2003 and 2002, respectively.

Structured Finance. Structured finance obligations include the securitization of a variety of asset types such as mortgages, home equity loans, student loans and credit card receivables; commercial asset-backed securities; leases; pooled debt obligations; investor-owned utilities; and asset-backed commercial paper conduits originated in the United States ("Structured Finance"). Included within commercial asset-backed securities are exposures to Enhanced Equipment Trust Certificates of $1.8 billion at December 31, 2004. Enhanced Equipment Trust Certificates are secured financings used by the airline industry to finance aircraft. The financings are tranched to create a priority of interests in the aircraft collateral. Pooled debt obligations, including structured credit derivative transactions, involve the securitization of a diverse portfolio of corporate bonds and loan obligations and asset-backed securities (the "Securitized Assets"). Ambac Assurance's exposure to these Securitized Assets is mitigated through first loss protection. Typically, first loss protection is in the form of over-collateralization (i.e., the principal amount of the Securitized Assets exceeds the principal amount of the structured finance obligations guaranteed by Ambac Assurance), or excess spread (i.e., interest cash flows on the Securitized Assets is in excess of the interest on the debt obligations guaranteed by Ambac Assurance), which allows the transaction to experience defaults among the Securitized Assets before a default is experienced on the structured finance obligations.

Structured Finance obligations par value written was $53.4 billion, $50.2 billion and $48.8 billion in 2004, 2003 and 2002, respectively. The increase in Structured Finance obligations guaranteed for 2004 as compared to 2003 resulted primarily from higher par written in the consumer asset-backed sector of the market (including mortgage-backed securities), partially offset by a decline in pooled debt obligations and commercial asset-backed transactions. The increase in Structured Finance obligations guaranteed in 2003 compared to 2002 resulted from a large structured transaction, partially offset by lower mortgage-backed and investor-owned utilities guarantees.

International Finance. International finance obligations include public purpose infrastructure projects and asset-backed securities originated outside the United States ("International

Finance"). Ambac Assurance's emphasis internationally has been on Western Europe and Australia. In the United Kingdom, Ambac Assurance has participated extensively in the Private Finance Initiative whereby the government has been privatizing certain infrastructure finance activities. Ambac Assurance expects demand for our financial guarantees on Private Finance Initiative transactions to increase in Spain, Portugal and Italy. Ambac Assurance also participates in less developed markets through certain structures such as pooled debt obligations or future flow transactions. Future flow transactions essentially securitize future revenue streams derived from operating receivables or the sale of commodities.

International Finance bond obligations par value written was $20.1 billion, $22.1 billion and $25.2 billion for 2004, 2003 and 2002, respectively. International Finance obligations guaranteed during 2004 is lower than 2003 primarily due to decreases in pooled debt obligations and transportation revenue obligations, which were partially offset by higher mortgage-backed and sovereign/sub-sovereign obligations guaranteed. The decrease in International Finance bond obligations guaranteed in 2003 compared to 2002 is primarily due to significantly lower pooled debt obligations, partially offset by higher transportation revenue and mortgage-backed and home equity guarantees.

Gross Premiums Written. Ambac Assurance receives insurance premiums either upfront at policy issuance or on an installment basis over the life of the transaction. The collection method is determined at the time of policy issuance. Gross premiums written in 2004 were $1,047.8 million, a decrease of 8% from $1,143.7 million in 2003. Up-front premiums written in 2004 were $574.6 million, a decrease of 22% from $739.0 million in 2003. This decrease is a result of reduced business activity in all market sectors — Public, Structured and International Finance. Installment premiums written in 2004 were $473.2 million, an increase of 17% from $404.7 million in 2003. The growth in installment premiums is due to the growing book of business in all three market sectors. Gross premiums written in 2003 increased 27% from $904.0 million in 2002. This is a result of increased business activity in all three market sectors. The following table sets forth the amounts of gross premiums written and related gross par written by type:

(Dollars in millions)	2004		2003		2002	
	Gross Premiums Written	**Gross Par Written**	Gross Premiums Written	Gross Par Written	Gross Premiums Written	Gross Par Written
Public Finance:						
Up-front	**$ 513.4**	**$ 43,914**	$ 576.0	$ 41,282	$460.6	$ 39,221
Installment	**24.2**	**696**	16.7	1,745	34.4	3,113
Total Public Finance	**537.6**	**44,610**	592.7	43,027	495.0	42,334
Structured Finance:						
Up-front	**20.0**	**1,669**	82.4	5,697	59.4	3,560
Installment	**261.7**	**51,729**	238.2	44,505	212.4	45,282
Total Structured Finance	**281.7**	**53,398**	320.6	50,202	271.8	48,842
International Finance:						
Up-front	**41.2**	**3,180**	80.6	3,459	32.6	1,662
Installment	**187.3**	**16,919**	149.8	18,652	104.6	23,539
Total International Finance	**228.5**	**20,099**	230.4	22,111	137.2	25,201
Total	**$1,047.8**	**$118,107**	$1,143.7	$115,340	$904.0	$116,377
Total up-front	**$ 574.6**	**$ 48,763**	$ 739.0	$ 50,438	$552.6	$ 44,443
Total installment	**473.2**	**69,344**	404.7	64,902	351.4	71,934
Total	**$1,047.8**	**$118,107**	$1,143.7	$115,340	$904.0	$116,377

Reinsurance. Ambac Assurance's reinsurance program is principally comprised of a surplus share treaty and facultative reinsurance. The surplus share treaty requires Ambac Assurance to cede covered transactions while retaining flexibility to cede those transactions within a predefined range. Certain types of transactions are excluded from the surplus share treaty and management may use facultative reinsurance to cede such risks. Ceded premiums written in 2004 were $70.9 million, down 49% from $138.1 million in 2003. Ceded premiums as a percentage of gross premiums written were 6.8% and 12.1% for 2004 and 2003, respectively. During the second quarter of 2004, Ambac Assurance completed the cancellation of certain reinsurance contracts with two reinsurers, and included in ceded premiums written for 2004 is $64.8 million in return premiums from the cancellations. Excluding the return premiums, ceded premiums as a percentage of gross premiums written were 13.0% for 2004. Ceded premiums written in 2003 were up 22% from $113.5 million in 2002, which represented ceded premiums as a percentage of gross premiums written of 12.6%.

The reinsurance of risk does not relieve Ambac Assurance of its original liability to its policyholders. In the event that any of Ambac Assurance's reinsurers are unable to meet their obligations under reinsurance contracts, Ambac Assurance would nonetheless, be liable to its policyholders in the full amount of its policy. To minimize exposure to significant losses from reinsurers, Ambac Assurance (i) monitors the financial condition of its reinsurers; (ii) has collateral provisions in certain reinsurance contracts; and (iii) has certain cancellation rights that can be exercised by Ambac in the event of a rating downgrade of a reinsurer. Ambac Assurance held letters of credit and collateral amounting to approximately $214.5 million from its reinsurers as of December 31, 2004. The rating agencies continually review reinsurers providing coverage to the financial guarantee industry. The following table provides ceded par outstanding by financial strength rating of Ambac's reinsurers, on a Standard and Poor's ("S&P") basis:

(Dollars in billions)	**2004**	2003
AAA	**$19.7**	$19.3
AA	**19.8**	15.9
A	**2.6**	7.7
Not rated	**2.1**	6.7
Total	**$44.2**	$49.6

As noted above, certain reinsurance contracts with AXA Re Finance S.A. (not rated by S&P) and American Re-Insurance Company (S&P rating of A) were cancelled in 2004 with a reduction of ceded par outstanding of $4.0 billion and $4.5 billion, respectively. Ambac retained the right to cancel the remaining reinsurance contracts with these reinsurers.

In May 2004, Moody's announced a downgrade of Radian Asset Assurance Inc. from Aa2 to Aa3 (S&P rating of AA). On November 8, 2004, Ambac Assurance notified Radian Asset Assurance ("Radian") of its intent to cancel, effective February 2005, one reinsurance contract. The exposure ceded under this reinsurance agreement approximated $6.5 billion of par outstanding at December 31, 2004. Based on the exposure at December 31, 2004, the February 2005 recapture will include approximately $54.0 million of written premium to be returned to Ambac Assurance, of which $49.9 million will be deferred. The difference, $4.1 million, which will be recorded in earnings at the time of cancellation, results from the difference between the negotiated amount of returned premiums and the associated unearned premium remaining on the underlying guarantees. Offsetting the earnings are approximately $1.3 million of reinsurance commissions to be paid in excess of the unamortized reinsurance commissions previously deferred. In addition to the $54.0 million of premiums to be collected, approximately $58.5 million in net present value of future installment premiums is expected to be recognized in future earned premiums over the remaining life of the previously reinsured exposures.

Net Premiums Earned and Other Credit Enhancement Fees. Net premiums earned and other credit enhancement fees during 2004 were $764.0 million, an increase of 14% from $667.3 million in 2003. This increase was primarily the result of the larger Financial Guarantee book of business and slightly higher other credit enhancement fees earned from the structured credit derivatives business, partially offset by lower refundings, calls, and other accelerations of previously insured obligations (collectively referred to as "accelerated earnings") during the year.

When an issue insured by Ambac Assurance has been refunded or called, any remaining unearned premium (net of refunding credits, if any) is earned at that time. The level of refundings or calls vary, depending upon a number of conditions, primarily the relationship between current interest rates and interest rates on outstanding debt. The current relatively low interest rate environment continues to prompt the high levels of refundings. When interest rates further rise in the future, refundings should decline. Earnings on refundings relate to transactions where the premium was paid up-front at the inception of the policy. Accelerated earnings also include the difference between negotiated return premiums and the associated unearned premium on reinsurance cancellations. Net premiums earned included accelerated earnings of $81.9 million and $82.1 million during 2004 and 2003, respectively.

Excluding the effect of accelerated earnings, normal net premiums earned (which is defined as net premiums earned less accelerated earnings and reconciled to total net premiums earned in the table below) in 2004 were $634.8 million, an increase of 18% from $538.2 million in 2003. Normal net premiums earned for the year ended December 31, 2004 increased 18%, 12% and 29% for Public, Structured and International Finance, respectively, from the year ended December 31, 2003.

Overall, the business environment has become more competitive. Increased competition from senior/subordinated structures and other triple-A-rated financial guarantors has increased. This increased competition has had a moderately adverse impact on pricing. Credit spreads and pricing continue to provide adequate returns in most markets. The growth in normal earned premiums in Structured Finance and International Finance that has been exhibited over the past several years has moderated as those lines of business have grown significantly, resulting in more difficult comparisons. Additionally, in the mortgage-backed sector, financial guarantors have faced increased competition from senior/subordinated debt structures and other triple-A-rated financial guarantors. This, combined with the continued high level of run-off in the mortgage-backed securities book, adversely impacted earned premiums. We expect this trend to continue, and therefore, anticipate lower growth rates in normal earned premiums in 2005.

The mortgage-backed securities and pooled debt obligation exposures have relatively short average lives. As a result, the earnings from those types of exposures are recognized quickly. A significant portion of the recent premium writings in Public Finance and for certain bond types within Structured Finance and International are for longer-term transactions. While the earned premium impact from such writings is not as immediate as the mortgage-backed or pooled debt obligations, they do contribute stability to the earned premiums over time. Similarly, due to a tight credit spread environment in International Finance, the pooled debt obligation market has decreased significantly, adversely impacting earned premium growth and other credit enhancement fee growth. Competitive and credit trends such as the ones we are currently experiencing in domestic mortgage-backed securities and international pooled debt obligations are a normal part of Ambac Assurance's business.

Other credit enhancement fees in 2004, which is primarily comprised of fees received from the structured credit derivatives product, were $47.3 million, an increase of 1% from $46.9 million in 2003. Credit spreads on corporate credits in the current environment have narrowed and this has had an adverse impact on new credit derivative business in 2004 (when credit spreads are narrow, the demand for guaranteed products is reduced).

Net premiums earned and other credit enhancement fees during 2003 increased 33% from $500.3 million in 2002. This increase was primarily the result of the larger Financial Guarantee book of business, higher accelerated earnings and higher other credit enhancement fees earned from structured credit derivatives. Net premiums earned in 2002 included $52.0 million from accelerated earnings. Excluding the effect of accelerated earnings, normal net premiums earned in 2003 increased 28% from $419.5 million in 2002. Other credit enhancement fees increased 63% from $28.8 million in 2002.

The following table provides a breakdown of net premiums earned by market sector and other credit enhancement fees:

(Dollars in millions)	**2004**	2003	2002
Public Finance	**$207.4**	$176.5	$149.3
Structured Finance	**263.7**	234.8	181.7
International Finance	**163.7**	126.9	88.5
Total normal premiums earned	**634.8**	538.2	419.5
Accelerated earnings	**81.9**	82.2	52.0
Total net premiums earned	**716.7**	620.4	471.5
Other credit enhancement fees	**47.3**	46.9	28.8
Total net premiums earned and other credit enhancement fees	**$764.0**	$667.3	$500.3

Net Investment Income. Net investment income in 2004 was $361.1 million, an increase of 12% from $321.1 million in 2003. The increase was attributable to: (i) the growth of the investment portfolio resulting from the growth in premiums generated by the Financial Guarantee book of business; and (ii) capital contributions from Ambac Financial Group, Inc. to Ambac Assurance totaling approximately $125 million during the fourth quarter of 2003, $20 million in the third quarter of 2004 and $43 million in the fourth quarter of 2004. This increase was partially offset by a lower reinvestment rate due to the interest rate environment. Investments in tax-exempt securities amounted to 68% of the total fair value of the portfolio as of December 31, 2004, versus 71% as of December 31, 2003 and 2002. The average pre-tax yield-to-maturity on the investment portfolio was 4.55% as of December 31, 2004 compared to 4.93% and 5.18% at December 31, 2003 and 2002, respectively. Net investment income in 2003 increased 8% from $297.3 million in 2002. This increase was primarily attributable to the growth of the investment portfolio resulting from the growth in the Financial Guarantee book of business and a capital contribution from Ambac Financial Group, Inc. to Ambac Assurance totaling approximately $75 million during the first quarter of 2003, partially offset by a lower reinvestment rate due to the interest rate environment.

Net Realized Investment Gains. Net realized investment gains in 2004 were $30.0 million, compared to net realized gains of $40.2 million and $40.9 million in 2003 and 2002, respectively. The following table details amounts included in net realized gains:

(Dollars in millions)	**2004**	2003	2002
Net gains on securities sold	**$24.3**	$31.7	$39.1
Net foreign exchange gains on investments	**5.7**	8.5	1.8
Net realized gains	**$30.0**	$40.2	$40.9

Net gains on securities sold are generated as a result of the ongoing management of the investment portfolio. Foreign exchange gains and losses primarily resulted from sales of long-term foreign currency denominated securities in 2004 and 2003 and investments in short-term foreign currency denominated securities in 2002.

Net Mark-to-Market Gains (Losses) on Credit Derivative Contracts. Net mark-to-market gains on credit derivative contracts in 2004 were $17.7 million, compared to net mark-to-market gains (losses) of $0.0 million and $(27.9) million in 2003 and 2002, respectively. The change in estimated fair value of structured credit derivative contracts reflects net mark-to-market gains and losses due to changes in credit spreads on the underlying obligations. Realized net losses paid on structured credit derivatives totaled none, $1.2 million and $5.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Other (Loss) Income. Other (loss) income in 2004 was ($4.1) million, as compared to $5.0 million in 2003. Included in other income are deal structuring fees, commitment fees and income from Ambac's Qualifying Special Purpose Entities ("QSPEs"). On a limited basis, Ambac provides clients the ability to fund through a medium-term note ("MTN") conduit vehicle. This conduit issues MTNs and purchases client issued fixed income securities with the proceeds. An equity loss of approximately $13 million was recorded during 2004 from this funding conduit. The loss primarily relates to a mark-to-market on certain derivative contracts used to hedge interest rate risk associated with underlying investments and MTN liabilities. The derivatives serve as effective economic hedges; however, they did not meet the requirements of effective accounting hedges as defined in SFAS No. 133. Therefore, the change in the market value of the derivatives was recorded through the income statement without taking the offsetting gain from the hedged instruments. Other income decreased 9% in 2003 from $5.5 million in 2002.

Losses and Loss Expenses. Losses and loss expenses in 2004 were $69.6 million, versus $53.4 million in 2003 and $26.7 million in 2002. This increase reflects downward credit migration on certain exposures in the financial guarantee portfolio. Losses and loss expenses are based upon estimates of the aggregate losses inherent in the Financial Guarantee portfolio as of the reporting date. Please refer to the "Critical Accounting Policies and Estimates" section of this Management's Discussion and Analysis and to Note 2 of the Consolidated Financial Statements for further background information on loss reserves, our policy and for further explanation of potential changes.

The following tables provide details of losses paid, net of recoveries received for the years ended December 31, 2004, 2003 and 2002 and gross case reserves at December 31, 2004 and December 31, 2003:

(Dollars in millions)	**2004**	2003	2002
Net losses paid (recovered):			
Public Finance	**$19.9**	$ 5.8	$6.0
Structured Finance	**(5.0)**	26.9	3.2
International Finance	**4.0**	1.4	—
Total	**$18.9**	$34.1	$9.2

(Dollars in millions)	**2004**	2003
Gross case basis credit reserves:		
Public Finance	**$ 47.0**	$23.3
Structured Finance	**80.0**	28.5
International Finance	**6.3**	5.4
Total	**$133.3**	$57.2

The following table summarizes Ambac's loss reserves split between case basis credit loss reserves and active credit reserves at December 31, 2004 and 2003:

(Dollars in millions)	**2004**	2003
Gross loss and loss expense reserves:		
Case basis credit reserves	**$133.3**	$ 57.2
Active credit reserves	**120.8**	132.2
Total	**$254.1**	$189.4

The 2004 provision for losses was primarily impacted by two credits. The first credit is a domestic health care institution, which defaulted in a prior year and continues to experience significant financial stress. Ambac's gross exposure to this credit amounts to approximately $73 million at December 31, 2004. There is no reinsurance for this exposure. At December 31, 2004, $40 million of case basis credit reserves were held for this health care exposure. During 2004, $25 million of additional provision for losses was recorded for this transaction based on our analysis of deteriorating financial information. Ambac is closely surveilling the credit and is in frequent communication with management. Ambac believes the primary factor causing the loss on this exposure is the competitive local environment for health care delivery and the resulting impact on revenue generation. The second credit is an enhanced equipment trust certificate ("EETC") securitization. This transaction is secured by seven commercial aircraft, including the lease income generated by leases of the aircraft to a commercial airline. During 2004, the airline leasing the aircraft filed for bankruptcy and defaulted on its lease obligations. Ambac insured the most senior debt layer of the transaction and has gross exposure to this transaction of approximately $174 million. The exposure, net of reinsurance, is approximately $127 million. At December 31, 2004, approximately $55 million of gross case basis credit reserves were held for this EETC exposure ($40 million, net of reinsurance). Provision for losses of $40 million was recorded during 2004 to reflect the deterioration of this exposure. A reduction of any of the outstanding exposure is entirely dependent upon the value of the aircraft collateral underlying the transaction. Ambac is entitled to direct that the aircraft be sold outright or leased and the related proceeds would be used to reduce the exposure outstanding. Aircraft valuations have declined sharply over recent years. Management believes the primary factor that has adversely impacted collateral values is the severely distressed financial condition of the airline industry. The airline industry has been adversely impacted by several factors including the September 11 terrorist attacks on the United States and the related adverse impact it had on passenger demand. Other important factors adversely impacting the airline industry include high fuel costs and intense price competition. Additional deterioration in these or other factors could have a further adverse impact on the aircraft collateral values, which would require additional loss reserves.

At December 31, 2004, estimated future claim payments, net of estimated recoveries totaled $155.9 million. Related future payments are $93.8 million, $8.8 million, $3.3 million, $4.7 million and $8.5 million for 2005, 2006, 2007, 2008 and 2009, respectively. Additions made to the case basis credit reserve totaled $76.0 million, $3.6 million and $28.9 million in 2004, 2003 and 2002, respectively. The increase in the 2004 case basis credit reserve was primarily due to $35.2 million of previously anticipated recoveries received and an increase of approximately $95.0 million in reserves for a health care credit and an EETC credit discussed above, offset by $55.3 million in claim payments.

Underwriting and Operating Expenses. Underwriting and operating expenses of $106.6 million in 2004 increased by 16% from $92.0 million in 2003. Underwriting and operating expenses in 2003 increased 20% from $76.5 million in 2002. Underwriting and operating expenses consist of gross underwriting and operating expenses, less the deferral to future periods of expenses and reinsurance commissions related to the acquisition of new insurance contracts, plus the amortization of previously deferred expenses and net reinsurance commissions. The following table provides details of underwriting and operating expenses for the 2004, 2003 and 2002:

				% Change	
(Dollars in millions)	**2004**	2003	2002	2004 vs. 2003	2003 vs. 2002
Gross underwriting and operating expenses	**$144.8**	$135.8	$117.7	7%	15%
Net reinsurance commissions received [1]	**(15.9)**	(40.1)	(30.7)		
Operating expenses and reinsurance commissions deferred	**(47.6)**	(42.2)	(42.8)		
Amortization of previously deferred expenses [1]	**25.3**	38.5	32.3		
Underwriting and operating expenses	**$106.6**	$ 92.0	$ 76.5	16%	20%

[1] The 2004 cancellation of reinsurance contracts disclosed above impacted net reinsurance commissions received and the amortization of previously deferred expenses by $(19.8) million and $16.3 million, respectively.

The increases in gross underwriting and operating expenses in 2004 and 2003 reflect the overall increased business activity in those years and are primarily attributable to higher compensation costs related to the addition of staff, including the expensing of stock options that began in 2003. Stock-based compensation expenses in 2004, 2003 and 2002 were $21.9 million, $14.3 million and $2.7 million, respectively.

Financial Services

Through its Financial Services subsidiaries, Ambac provides financial and investment products including investment agreements, interest rate swaps, total return swaps and funding conduits, principally to clients of the financial guarantee business, which includes municipalities and other public entities, health care organizations, and asset-backed and structured finance issuers.

Revenues in 2004 increased 2% to $236.3 million from $231.4 million in 2003. This increase is primarily due to higher derivative products revenue of $35.8 million in 2004, up 74% from $20.6 million in 2003 due to increased swap activity and net positive mark-to-market adjustments in 2004 compared to net negative mark-to-market adjustments recorded in 2003. Partially offsetting this increase was lower interest earned from investment and payment agreements which was $198.8 million down 6% from $212.0 million in 2003. The decline in earned interest from investment and payment agreements is primarily due to a decrease in the overall size of the investment portfolio related to the investment agreement business.

Revenues in 2003 increased 68% from $137.4 million in 2002. This increase in revenue was primarily due to net realized investment losses of $134.1 million in 2002 compared to net realized investment losses $2.0 million in 2003 and an increase in derivative product revenues of 18% from $17.4 million in 2002. Partially offsetting this was a decline in investment and payment agreements of 17% from $255.0 million. The investment agreement business had been adversely impacted by the decline in interest rates. The decline in interest rates resulted in lower income on cash held for liquidity purposes. Additionally, certain mortgage-backed investments prepaid, causing the related proceeds to be reinvested at lower yields.

The 2003 and 2002 realized investment loss resulted primarily from a write-down of asset-backed notes issued by National Century Financial Enterprises, Inc. ("NCFE"). These notes, which were rated triple-A until October 25, 2002, defaulted and NCFE filed for protection under Chapter 11 of the U.S. Bankruptcy Code in November 2002. The NCFE notes, which are backed by health care receivables were initially written down by $139.7 million to 20% of par value at December 31, 2002. The NCFE notes were further written down by $10.5 million in 2003 to approximately 14% of par value at December 31, 2003. As of December 31, 2004, NCFE is valued at 4% of par value due to cash received from the distribution of assets in the trust by the bankruptcy trustee. This value represents Ambac's best estimate of its recovery from assets in the trust based on existing facts and circumstances and presumes no recovery from litigation. This loss was specific to the NCFE notes and had no impact on other investments held.

Financial Services expenses were $183.6 million, $208.4 million and $241.2 million for 2004, 2003 and 2002, respectively. Included in the above are expenses related to investment and payment agreements of $168.9 million, $196.3 million and $231.3 million for 2004, 2003 and 2002, respectively. These declines are primarily related to decreases in the average volume of investment agreements outstanding and were impacted by lower rates on floating rate investment agreements. Other expenses of $14.7 million, $12.1 million and $9.9 million are higher primarily due to higher compensation expenses.

Corporate Items

Interest Expense. Interest expense was $54.3 million, $54.2 million and $43.7 million in 2004, 2003 and 2002, respectively. The increase in 2003 compared to 2002 is primarily attributable to Ambac's issuance of $200 million, 5.95% debt, due February 28, 2103, issued in February 2003 and the issuance of $175 million, 5.875%, due March 24, 2103, issued in March 2003. This was partially offset by the redemption at par of Ambac's $200 million, 7.08% debentures in April 2003. For additional information, please refer to "Liquidity and Capital Resources — Ambac Financial Group, Inc. Liquidity" section.

Corporate Expenses. Corporate expenses include the operating expenses of Ambac Financial Group. Corporate expenses were $10.7 million, $14.6 million, and $7.2 million in 2004, 2003 and 2002, respectively. The decrease in expenses in 2004 is primarily attributable to a $6.5 million write-off of previously deferred debt issuance expenses in the first quarter of 2003 related to the 1998 issuance of $200 million, 7.08% Debentures, that was redeemed at par at the end of April 2003, partially offset by costs in 2004 relating to the compliance with the Sarbanes-Oxley Act of 2002.

Provision for Income Taxes. Income taxes for continuing operations for 2004 were at an effective rate of 25.7%, compared to 26.1% and 23.3% for 2003 and 2002, respectively. The decrease in the effective tax rate in 2004 as compared to 2003 is due to the release of tax reserves of $8.2 million related to the expiration of the statute of limitations of an earlier tax year partially offset by an increase in underwriting profits. The increase in the effective tax rate in 2003 as compared to 2002 is primarily due to increased underwriting profits in 2003 and the NCFE loss and the related reduction in taxable profits in 2002.

LIQUIDITY AND CAPITAL RESOURCES

Ambac Financial Group, Inc. Liquidity. Ambac's liquidity, both on a short-term basis (for the next twelve months) and a long-term basis (beyond the next twelve months), is largely dependent upon: (i) Ambac Assurance's ability to pay dividends or make other payments to Ambac; (ii) external financings and (iii) investment income from its investment portfolio. Pursuant to Wisconsin insurance laws, Ambac Assurance may declare dividends, provided that, after giving effect to the distribution, it would not violate certain statutory equity, solvency and asset tests. Based upon these tests, without regulatory approval, the maximum amount that will be available during 2005 for payment of dividends by Ambac Assurance is approximately $320.0 million. During 2004, Ambac Assurance and Ambac Capital Corporation paid dividends of $103.0 million and $5.1 million, respectively, on their common stock to Ambac.

Ambac's principal uses of liquidity are for the payment of its operating expenses, income taxes, interest on its debt, dividends on its shares of common stock, purchases of its common stock in the open market and capital investments in its subsidiaries. Ambac contributed $62.6 million in the form of cash and fixed income securities to Ambac Assurance Corporation during 2004.

The following table includes aggregated information about contractual obligations for Ambac, excluding those of entities consolidated under the provisions of the Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). For a further discussion of FIN 46, see "Special Purpose and Variable Interest Entities" section of Management's Discussion and Analysis of Financial Condition and Results of Operations. These contractual obligations impact Ambac's short-and long-term liquidity and capital resource needs. The table includes information about payments due under specified contractual obligations, aggregated by type of contractual obligation, including claim payments, the maturity profile of Ambac's consolidated long-term debt obligations, investment agreement obligations, payment agreement obligations and operating leases.

	Contractual Obligations by Year					
(Dollars in millions)	2005	2006	2007	2008	2009	Thereafter
Long-term debt obligations [1]	$ —	$ —	$ —	$ —	$ —	$ 791.8
Investment agreement obligations	1,142.0	507.8	1,006.2	834.2	277.6	2,290.4
Payment agreement obligations	17.2	21.6	23.4	31.4	21.7	782.4
Operating lease obligations	8.0	7.9	7.6	7.9	8.2	84.1
Purchase obligations [2]	7.1	2.3	2.3	1.4	—	—
Pension and post retirement benefits [3]	2.5	3.2	3.4	3.6	3.8	23.5
Other long-term liabilities [4]	93.8	8.8	3.3	4.7	8.5	36.8
Total	$1,270.6	$551.6	$1,046.2	$883.2	$319.8	$4,009.0

(1) For additional information about long-term debt, see Note 7 to the Consolidated Financial Statements.

(2) Purchase obligations includes various technology related maintenance agreements, rating agency fees and other outside services.

(3) Amount represents expected contributions to the funded defined benefit pension plan and benefit payments on unfunded pension and other postretirement benefit plans for the next 10 years. Contributions to the funded pension plan are equal to the maximum amount that can be deducted for Federal income tax purposes, under current law.

(4) Amount represents expected claim payments on financial guarantee insurance contracts that have already defaulted. Expected claim payments on financial guarantee insurance contracts that have not yet defaulted are not included.

A subsidiary of Ambac Financial Group provides a $360 million liquidity facility to a reinsurance company which acts as reinsurer with respect to a portfolio of life insurance policies. The liquidity facility provides temporary funding in the event that the reinsurance company's capital is insufficient to make payments under the reinsurance agreement. The reinsurance company is required to repay all amounts drawn under the liquidity facility. No amounts have been drawn under this facility at December 31, 2004.

Based on the amount of dividends that it expects to receive from Ambac Assurance and other subsidiaries during 2005, and the income it expects to receive from its investment portfolio, management believes that Ambac will have sufficient liquidity to satisfy its needs over the next twelve months, including the ability to pay dividends on its common stock in accordance with its dividend policy. Beyond the next twelve months, Ambac Assurance's ability to declare and pay dividends to Ambac may be influenced by a variety of factors including adverse market changes, insurance regulatory changes and changes in general economic conditions. Consequently, although management believes that Ambac will continue to have sufficient liquidity to meet its debt service and other obligations over the long term, no guarantee can be given that Ambac Assurance will be able to dividend amounts sufficient to pay all of Ambac's operating expenses, debt service obligations and dividends on its common stock.

Ambac Assurance Liquidity. The principal uses of Ambac Assurance's liquidity are the payment of operating expenses, claim payments, reinsurance premiums, taxes, dividends to Ambac, and capital investments in its subsidiaries. Management believes that Ambac Assurance's operating liquidity needs can be funded exclusively from its operating cash flow. The principal sources of Ambac Assurance's liquidity are gross premiums written, scheduled investment maturities, net investment income and receipts from structured credit derivatives.

Financial Services Liquidity. The principal uses of liquidity by Financial Services subsidiaries are payment of investment and payment agreement obligations pursuant to defined terms, net obligations under interest rate and total return swaps, operating expenses and income taxes. Management believes that its Financial Services liquidity needs can be funded primarily from its operating cash flow, the maturity of its invested assets and from time to time, by short-term intercompany loans from Ambac Assurance. The principal sources of this segment's liquidity are proceeds from issuance of investment agreements, net investment income, maturities of securities from its investment portfolio (which are invested with the objective of matching the maturity schedule of its obligations under the investment agreements) and net receipts from interest rate and total return swaps. The investment objectives with respect to investment agreements are to achieve the highest after-tax total return, subject to a minimum average quality rating of Aa/AA on invested assets, and to maintain cash flow matching of invested assets to funded liabilities to minimize interest rate and liquidity exposure. Financial Services subsidiaries maintain a portion of their assets in short-term investments and repurchase agreements in order to meet unexpected liquidity needs.

Credit Facilities. Ambac and Ambac Assurance have a revolving credit facility with six major international banks for $300 million, which expires in July 2005 and provides a two-year term loan provision. The facility is available for general corporate purposes, including the payment of claims. As of December 31, 2004, no amounts were outstanding under this credit facility. This facility's financial covenants require that Ambac: (i) maintain as of the end of each fiscal quarter a debt-to-capital ratio of not more than 30% and (ii) maintain at all times total stockholders' equity equal to or greater than $2.0 billion. At December 31, 2004, Ambac met all of these requirements. Prior to July 2004, Ambac and Ambac Assurance had a revolving credit facility with eight major international banks for $300 million. During 2004 and 2003, Ambac paid $0.5 million per year for these credit facilities.

Capital Support. Ambac Assurance has a series of perpetual put options on its own preferred stock. The counterparty to these put options are trusts established by a major investment bank. The trusts were created as a vehicle for providing capital support to Ambac Assurance by allowing it to obtain immediate access to new capital at its sole discretion at any time through the exercise of the put option. If the put option were exercised, Ambac Assurance would receive up to $800 million in return for the issuance of its own perpetual preferred stock, the proceeds of which may be used for any purpose, including the payment of claims. The preferred stock would give investors the rights of an equity investor in Ambac Assurance. Such rights are subordinate to insurance claims, as well as to the general unsecured creditors of Ambac Assurance. Dividend payments on the preferred stock are cumulative only if Ambac Assurance pays dividends on its common stock. Each trust is restricted to holding high-quality short-term commercial paper investments to ensure that it can meet its obligations under the put option. To fund these investments, each trust has issued its own auction market perpetual securities. Each trust is rated AA/Aa2 by Standard & Poor's and Moody's, respectively. During 2004 and 2003, Ambac Assurance paid put option fees of $4.7 million per year, which is recorded in adjusted paid-in capital on the Consolidated Financial Statements.

From time to time, Ambac accesses the capital markets to support the growth of its businesses. In April 2003, Ambac filed a registration statement on Form S-3 with the SEC utilizing a "shelf" registration process. Under this process, Ambac may issue up to $500 million of the securities described in the prospectus filed as part of the registration, namely, common stock, preferred stock and debt securities of Ambac.

Shares Repurchased. The Board of Directors of Ambac has authorized the establishment of a stock repurchase program that permits the repurchase of up to 12,000,000 shares of Ambac's Common Stock. The following table summarizes Ambac's repurchase program during 2004:

(In thousands, except average per share amounts)	Total Shares Repurchased	Average Price Per Share	Shares Remaining for Repurchase
January 2004	—	$ —	3,717
February 2004	20	$74.09	3,697
March 2004	298	$78.90	3,399
First quarter 2004	318	$78.60	3,399
April 2004	339	$73.19	3,060
May 2004	27	$64.61	3,033
June 2004	—	$ —	3,033
Second quarter 2004	366	$72.55	3,033
July 2004	—	$ —	3,033
August 2004	—	$ —	3,033
September 2004	—	$ —	3,033
Third quarter 2004	—	$ —	3,033
October 2004	2	$74.81	3,031
November 2004	1	$79.27	3,030
December 2004	—	$ —	3,030
Fourth quarter 2004	3	$75.68	3,030

Balance Sheet. Total assets as of December 31, 2004 were $18.59 billion, an increase of 11% from total assets of $16.75 billion at December 31, 2003. This increase was due primarily to cash generated from business written during 2004 and from the consolidation of variable interest entities. Stockholders' equity as of December 31, 2004 was $5.02 billion, an increase of 18% from $4.25 billion at year-end 2003. The increase stemmed primarily from net income generated for the year.

Ambac Assurance's investment objectives for the Financial Guarantee portfolio are to maintain an investment duration that closely approximates the expected duration of related financial guarantee liabilities and achieve the highest after-tax net investment income, while maintaining a conservative credit risk profile. The Financial Guarantee investment portfolio is subject to internal investment guidelines, which are approved by Ambac's Board of Directors. Such guidelines set forth minimum credit rating requirements and credit risk concentration limits.

The Financial Services investment portfolio consists primarily of assets funded with proceeds from the issuance of investment agreement liabilities. The investment objectives of the portfolio are to match, as closely as possible, the duration and maturity schedule of investment securities to the duration and maturity schedule of related liabilities under the investment agreements and achieve the highest after-tax net investment income. The investment portfolio is subject to internal investment guidelines, which are approved by Ambac's Board of Directors. Such guidelines set forth minimum credit rating requirements and credit risk concentration limits.

The following table summarizes the composition of the fair value of Ambac's investment portfolio by segment at December 31, 2004 and 2003:

(Dollars in millions)	Financial Guarantee	Financial Services	Corporate	Total
2004:				
Fixed income securities:				
Municipal obligations	**$5,905.0**	**$ 447.2**	**$ —**	**$ 6,352.2**
Corporate obligations	**132.4**	**541.4**	**—**	**673.8**
Foreign obligations	**237.9**	**—**	**—**	**237.9**
U.S. government obligations	**106.8**	**18.6**	**—**	**125.4**
U.S. agency obligations	**412.9**	**463.3**	**—**	**876.2**
Mortgage and asset-backed securities	**1,385.3**	**4,250.5**	**—**	**5,635.8**
Other	**3.4**	**—**	**0.8**	**4.2**
	8,183.7	**5,721.0**	**0.8**	**13,905.5**
Short-term	**480.2**	**4.0**	**37.0**	**521.2**
	8,663.9	**5,725.0**	**37.8**	**14,426.7**
Fixed income securities pledged as collateral:				
Mortgage and asset-backed securities	**—**	**341.7**	**—**	**341.7**
Total investments	**8,663.9**	**$6,066.7**	**$37.8**	**$14,768.4**
Percent total	**58.7%**	**41.1%**	**0.2%**	**100%**
2003:				
Fixed income securities:				
Municipal obligations	$5,305.3	$ 428.7	$ —	$ 5,734.0
Corporate obligations	465.0	621.2	—	1,086.2
Foreign obligations	177.2	—	—	177.2
U.S. government obligations	83.8	6.2	—	90.0
U.S. agency obligations	215.2	432.5	—	647.7
Mortgage and asset-backed securities	1,066.1	4,230.8	17.2	5,314.1
Other	3.3	—	1.1	4.4
	7,315.9	5,719.4	18.3	13,053.6
Short-term	208.1	6.0	36.3	250.4
	7,524.0	5,725.4	54.6	13,304.0
Fixed income securities pledged as collateral:				
U.S. government obligations	—	12.3	—	12.3
Mortgage and asset-backed securities	—	649.1	—	649.1
	—	661.4	—	661.4
Total investments	$7,524.0	$6,386.8	$54.6	$13,965.4
Percent total	53.9%	45.7%	0.4%	100%

The following table represents mortgage-backed securities guaranteed by either a U.S. government agency or U.S. government sponsored enterprise at December 31, 2004 and 2003 by segment:

(Dollars in millions)	Financial Guarantee	Financial Services	Corporate	Total
2004:				
Government National Mortgage Association	**$ 36.9**	**$ 13.2**	**$ —**	**$ 50.1**
Federal National Mortgage Association	**724.2**	**508.8**	**—**	**1,233.0**
Federal Home Loan Mortgage Corporation	**271.3**	**415.7**	**—**	**687.0**
Vendee Mortgage Trust	**—**	**10.7**	**—**	**10.7**
Total	**$1,032.4**	**$ 948.4**	**$ —**	**$1,980.8**
2003:				
Government National Mortgage Association	$ 68.4	$ 42.0	$ —	$ 110.4
Federal National Mortgage Association	603.5	881.7	—	1,485.2
Federal Home Loan Mortgage Corporation	177.8	596.9	—	774.7
Vendee Mortgage Trust	—	11.1	—	11.1
Total	$ 849.7	$1,531.7	$ —	$2,381.4

The following table summarizes the total pre-tax gross unrealized losses at December 31, 2004 and 2003 by investment category:

(Dollars in millions)	**2004 Gross Unrealized Losses**	2003 Gross Unrealized Losses
Fixed income securities:		
Municipal obligations	**$ 7.4**	$ 6.4
Corporate obligations	**3.8**	6.4
Foreign obligations	**0.4**	0.7
U.S. government obligations	**0.1**	0.4
U.S. agency obligations	**4.3**	5.1
Mortgage and asset-backed securities	**15.4**	16.9
Other	**0.3**	0.4
Total	**$31.7**	$36.3

The following table summarizes, for all securities in an unrealized loss position as of December 31, 2004 and 2003, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position:

	2004		2003	
(Dollars in millions)	**Estimated Fair Value**	**Gross Unrealized Losses**	Estimated Fair Value	Gross Unrealized Losses
Municipal obligations in continuous unrealized loss for:				
0–6 months	**$ 114.2**	**$ 0.7**	$ 208.8	$ 1.2
7–12 months	**295.4**	**3.9**	225.1	4.8
Greater than 12 months	**124.6**	**2.8**	6.5	0.4
	534.2	**7.4**	440.4	6.4
Corporate obligations in continuous unrealized loss for:				
0–6 months	**54.3**	**0.3**	100.6	1.8
7–12 months	**3.8**	**0.3**	—	—
Greater than 12 months	**33.8**	**3.2**	100.8	4.6
	91.9	**3.8**	201.4	6.4
Foreign government obligations in continuous unrealized loss for:				
0–6 months	**—**	**—**	36.6	0.7
7–12 months	**8.5**	**—**	—	—
Greater than 12 months	**57.0**	**0.4**	—	—
	65.5	**0.4**	36.6	0.7
U.S. government obligations in continuous unrealized loss for:				
0–6 months	**14.1**	**—**	50.2	0.4
7–12 months	**10.6**	**0.1**	—	—
Greater than 12 months	**—**	**—**	—	—
	24.7	**0.1**	50.2	0.4
U.S. agency obligations in continuous unrealized loss for:				
0–6 months	**140.3**	**0.9**	279.0	2.9
7–12 months	**121.1**	**1.8**	29.4	2.2
Greater than 12 months	**29.9**	**1.6**	—	—
	291.3	**4.3**	308.4	5.1
Mortgage and asset-backed securities in continuous unrealized loss for:				
0–6 months	**585.3**	**2.5**	690.6	7.8
7–12 months	**455.2**	**4.5**	586.8	7.4
Greater than 12 months	**613.7**	**8.4**	166.0	1.7
	1,654.2	**15.4**	1,443.4	16.9
Other in continuous unrealized loss for:				
0–6 months	**0.1**	**—**	—	—
7–12 months	**—**	**—**	0.2	—
Greater than 12 months	**0.9**	**0.3**	1.5	0.4
	1.0	**0.3**	1.7	0.4
Total	**$2,662.8**	**$31.7**	$2,482.1	$36.3

There were no individual securities with material unrealized losses as of December 31, 2004 and 2003. As of December 31, 2004 below investment grade securities and non-rated securities which were in an unrealized loss position had a fair value of $1.0 million and unrealized loss of $0.3 million, which represented 0.04% of the total fair value and 0.9% of total pre-tax unrealized losses shown in the above table. As of December 31, 2003 below investment grade securities and non-rated securities which were in an unrealized loss position had a fair value of $9.5 million and an unrealized loss of $0.8 million, which represented 0.4% of the total fair value and 2.2% of total pre-tax unrealized losses as shown in the above table.

The following table summarizes amortized cost and fair value for all securities in an unrealized loss position as of December 31, 2004 and 2003, by contractual maturity date:

	2004		2003	
(Dollars in millions)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Municipal obligations:				
Due in one year or less	$ —	$ —	$ —	$ —
Due after one year through five years	7.8	7.6	—	—
Due after five years through ten years	202.2	199.6	38.8	38.3
Due after ten years	331.6	327.0	408.0	402.1
	541.6	534.2	446.8	440.4
Corporate obligations:				
Due in one year or less	—	—	—	—
Due after one year through five years	—	—	12.6	11.9
Due after five years through ten years	50.0	49.8	—	—
Due after ten years	45.7	42.1	195.2	189.5
	95.7	91.9	207.8	201.4
Foreign government obligations:				
Due in one year or less	8.5	8.5	—	—
Due after one year through five years	57.4	57.0	19.5	19.2
Due after five years through ten years	—	—	17.8	17.4
Due after ten years	—	—	—	—
	65.9	65.5	37.3	36.6
U.S. government obligations:				
Due in one year or less	7.3	7.3	—	—
Due after one year through five years	17.5	17.4	—	—
Due after five years through ten years	—	—	25.6	25.6
Due after ten years	—	—	25.0	24.6
	24.8	24.7	50.6	50.2
U.S. agency obligations:				
Due in one year or less	—	—	—	—
Due after one year through five years	215.4	213.0	195.8	195.1
Due after five years through ten years	80.2	78.3	31.7	29.4
Due after ten years	—	—	86.0	83.9
	295.6	291.3	313.5	308.4
Mortgage and asset-backed securities	1,669.6	1,654.2	1,460.3	1,443.4
Other:				
Due in one year or less	1.3	1.0	2.1	1.7
Due after one year through five years	—	—	—	—
Due after five years through ten years	—	—	—	—
Due after ten years	—	—	—	—
	1.3	1.0	2.1	1.7
Total	$2,694.5	$2,662.8	$2,518.4	$2,482.1

The following table summarizes, for all securities sold at a loss during 2004 and 2003, the aggregate fair value and realized loss by length of time those securities were continuously in an unrealized loss position prior to the sale date:

	2004		2003	
(Dollars in millions)	**Fair Value**	**Gross Unrealized Losses**	Fair Value	Gross Unrealized Losses
Municipal obligations in continuous unrealized loss for:				
0–6 months	**$ 8.3**	**$ 0.1**	$ 12.8	$ 0.1
7–12 months	**—**	**—**	—	—
Greater than 12 months	**2.1**	**0.1**	0.5	—
	10.4	**0.2**	13.3	0.1
Corporate obligations in continuous unrealized loss for:				
0–6 months	**128.0**	**8.5**	87.4	3.2
7–12 months	**—**	**—**	2.3	0.5
Greater than 12 months	**13.6**	**1.6**	18.4	1.5
	141.6	**10.1**	108.1	5.2
U.S. government obligations in continuous unrealized loss for:				
0–6 months	**31.8**	**0.4**	145.3	4.1
7–12 months	**—**	**—**	—	—
Greater than 12 months	**—**	**—**	—	—
	31.8	**0.4**	145.3	4.1
U.S. agency obligations in continuous unrealized loss for:				
0–6 months	**131.9**	**6.0**	72.6	0.7
7–12 months	**—**	**—**	—	—
Greater than 12 months	**—**	**—**	—	—
	131.9	**6.0**	72.6	0.7
Mortgage and asset-backed securities in continuous unrealized loss for:				
0–6 months	**206.6**	**1.4**	666.7	5.0
7–12 months	**62.2**	**0.5**	25.5	0.5
Greater than 12 months	**32.9**	**1.5**	—	—
	301.7	**3.4**	692.2	5.5
Other securities in continuous unrealized loss for:				
0–6 months	**36.1**	**0.8**	25.0	0.4
7–12 months	**—**	**—**	—	—
Greater than 12 months	**—**	**—**	—	—
	36.1	**0.8**	25.0	0.4
Total	**$653.5**	**$20.9**	$1,056.5	$16.0

As noted in the "Results of Operations" section, included in 2003 and 2002 net realized losses were impairment write-downs of $10.5 million and $139.7 million, respectively, which are excluded from the table above. There were no impairment write-downs during 2004. The remaining net realized losses included in the 2004, 2003 and 2002 Consolidated Statements of Operations were the result of security sales made in the usual course of business in order to achieve Ambac's investment objectives for the Financial Guarantee and Financial Services investment portfolios as discussed above.

The following table provides the ratings distribution of the fixed income investment portfolio at December 31, 2004 and 2003 by segment:

Rating [1]:	Financial Guarantee	Financial Services	Combined
2004:			
AAA	**79%**	**90%**	**84%**
AA	**15**	**2**	**10**
A	**2**	**5**	**3**
BBB	**<1**	**3**	**1**
Below investment grade	**<1**	**<1**	**<1**
Not rated	**4**	**—**	**2**
	100%	**100%**	**100%**
2003:			
AAA	75%	92%	83%
AA	16	2	9
A	6	3	5
BBB	1	2	2
Below investment grade	<1	<1	<1
Not rated	1	—	<1
	100%	100%	100%

[1] Ratings represent Standard & Poor's classifications. If unavailable, Moody's rating is used.

Short-term investments in the Financial Guarantee portfolio consisted primarily of notes and domestic and foreign currency denominated money market funds. Short-term investments in the Financial Services portfolio consisted of money market funds.

Ambac's fixed income portfolio included securities covered by guarantees issued by Ambac Assurance ("insured securities"). The published ratings on these securities are triple-A by the major rating agencies as a result of the Ambac Assurance insurance policy and are reflected in the above table as AAA. Rating agencies do not publish separate underlying ratings (those ratings excluding the Ambac Assurance insurance) because the insurance cannot be legally separated from the underlying security by the insurer. Ambac obtains underlying ratings through ongoing dialog with rating agencies. In the event these underlying ratings are not updated or simply not available from the rating agencies, Ambac will assign an internal rating. At December 31, 2004, securities with a total carrying value of $1,038 million representing 7% of the investment portfolio with a weighted-average underlying rating of BBB+ was insured by Ambac. In determining this BBB+ rating, approximately $109 million of the securities were assigned internal ratings by Ambac.

Cash Flows. Net cash provided by operating activities was $949.7 million, $1,005.7 million and $776.8 million during 2004, 2003 and 2002, respectively. These cash flows were primarily provided by net insurance premium receipts of $976.9 million, $1,005.6 million, and $790.5 million in 2004, 2003 and 2002, respectively, partially offset by net claim payments of $18.9 million, $34.1 million and $9.3 million in 2004, 2003 and 2002, respectively, in the Financial Guarantee segment. Future net cash provided by operating activities will be impacted by the level of claim payments. 2005 claim payments are estimated to be approximately $93.8 million. Net cash provided by financing activities was $655.3 million, $69.1 million and $1,357.5 million during 2004, 2003 and 2002, respectively. Financing activities for the year ended 2004 and 2002 included $12.8 million and $1,685.0 million, respectively, in net investment and payment agreements issued (net of investment and payment agreement draws), which were provided primarily by the investment agreement business. Financing activities for the year ended 2004 included $885.2 million in long-term debt issued by variable interest entities consolidated under the provisions of FIN 46. Financing activities for the year ended 2003 included $223.1 million used primarily by the investment agreement business for net investment and payment agreement draws paid (net of investment and payment agreements issued). Financing activities for the year 2003 also included the proceeds from the issuance of long-term debt of $363.2 million and the payment for the repurchase of Ambac's long-term debt of $200.0 million. Net cash used in investing activities was $1,609.6 million, $1,076.1 million and $2,185.1 million, respectively. These investing activities were primarily net purchases of investment securities during 2004, 2003 and 2002. Total cash used in operating, investing and financing activities was $4.6 million, $1.3 million and $50.8 million during 2004, 2003 and 2002, respectively.

SPECIAL PURPOSE AND VARIABLE INTEREST ENTITIES

In January 2003, the FASB released FIN 46. In December 2003, the FASB released a revision of FIN 46 ("FIN 46-R"), which includes substantial changes from the original FIN 46. FIN 46-R provides accounting and disclosure rules for determining whether certain entities should be consolidated in Ambac's Consolidated Financial Statements. As permitted, Ambac adopted FIN 46-R at December 31, 2004. An entity is subject to FIN 46-R, and is called a Variable Interest Entity ("VIE"), if it has (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (ii) equity investors that cannot make significant decisions about the entity's operations or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party that has a majority of the expected losses or a majority of the expected residual returns of the VIE or both. All other entities not considered VIEs are evaluated for consolidation under existing guidance.

Ambac has involvement with special purpose entities, including VIEs in the following ways. First, Ambac is a provider of financial guarantee insurance for various securitized asset-backed debt obligations. Second, Ambac has sponsored two special purpose entities that issue medium-term notes

("MTNs") to fund the purchase of certain financial assets. As discussed in detail below, these Ambac sponsored special purpose entities are considered Qualifying Special Purpose Entities ("QSPEs"). Lastly, Ambac has a beneficial interest in a variable interest entity that purchases fixed rate municipal bonds with proceeds from the issuance of floating rate short term beneficial interests as discussed in detail below.

Financial Guarantees. Ambac provides financial guarantee insurance to securitized asset-backed debt obligations of special purpose entities, including VIEs. Ambac's primary variable interest exists through this financial guarantee insurance contract. The transaction structure provides certain financial protection to Ambac. This financial protection can take several forms, however, the most common are over-collateralization, first loss retention and excess spread. In the case of over-collateralization (i.e., the principal amount of the securitized assets exceeds the principal amount of the structured finance obligations guaranteed by Ambac Assurance), the structure allows the transaction to experience defaults among the securitized assets before a default is experienced on the structured finance obligations that have been guaranteed by Ambac. In the case of first loss retention, the financial guarantee insurance policy only covers a senior layer of losses on debt issued by special purpose entities, including VIEs. The first loss with respect to the assets is either retained by the seller or sold off in the form of equity or mezzanine debt to other investors. In the case of excess spread, the financial assets contributed to special purpose entities, including VIEs, generate interest cash flows that are in excess of the interest payments on the related debt. All or a portion of this excess spread accumulates and is available to absorb losses in the transaction or is applied to create over-collateralization.

As of December 31, 2004, Ambac is the primary beneficiary and therefore consolidated VIEs under three transactions, as a result of providing financial guarantees to these entities. Ambac consolidated these entities since the structural financial protections are outside the VIEs. These structural protections, had they existed inside the VIEs, would have absorbed a majority of the VIEs' expected losses and consequently Ambac would not have consolidated these entities. All consolidated VIEs are bankruptcy remote special purpose financing entities created to facilitate the sale of notes guaranteed by Ambac Assurance. Ambac is not primarily liable for the debt obligations of these entities. Ambac would only be required to make payments on these debt obligations in the event that the issuer defaults on any principal or interest due. Additionally, Ambac's creditors do not have rights with regard to the assets of these VIEs.

Proceeds from the note issuance of the first VIE transaction, which closed in 2002, were used to purchase senior mortgage-backed floating rate notes of a Korean mortgage-backed securities issuer. Protections afforded Ambac Assurance in this transaction were in the form of a reserve fund and the issuance of subordinated debt. Ambac Assurance will pay claims under its financial guarantee only in the event that losses on the mortgage assets of the Korean issuer reduce the reserve fund to zero and exceed the principal amount of the subordinated notes. Total long-term debt outstanding under this note issuance was $119.5 million with a maturity date of December 3, 2022 and a variable rate of interest which was 2.30% and 1.64% at December 31, 2004 and 2003, respectively.

Proceeds from the note issuances of the other transactions, both of which closed in 2004, were used to purchase notes issued by special purpose reinsurance companies in connection with their reinsurance of defined blocks of life insurance contracts. Protections afforded Ambac Assurance were in the form of capital contributed to the reinsurance companies and the issuance of subordinated debt by the VIEs. Ambac Assurance will pay claims under it financial guarantees in these transactions if cash flows generated under the reinsurance agreements and the proceeds from the contributed capital and subordinated debt are insufficient to repay the noteholders. Total debt outstanding under these note issuances were $954.9 million at December 31, 2004, with maturity dates ranging from April 15, 2016 to February 4, 2025. At December 31, 2004 the interest rate on these notes ranged from 2.38% to 5.11%. Under one of these transactions, Ambac is subject to potential consolidation of an additional $350 million of assets and liabilities in connection with future utilization of the VIE by the reinsurer.

The following table provides supplemental information about the combined assets and liabilities associated with the VIEs discussed above. The assets and liabilities of these VIEs are consolidated into the respective Balance Sheet captions.

At December 31, *(Dollars in millions)*	**2004**	2003
Assets:		
Cash	**$ 0.7**	$ 0.1
Loans	**727.3**	—
Investment in fixed income securities	**346.1**	189.2
Investment income due and accrued	**2.3**	0.2
Total	**$1,076.4**	$189.5
Liabilities:		
Long-term debt	**$1,074.3**	$189.2
Other liabilities	**2.1**	0.3
Total	**$1,076.4**	$189.5

Disclosures made in Note 3, "Investments," include investments in fixed income securities for all three VIE transactions. At December 31, 2004, the loan balance outstanding for one VIE transaction was $727.3 million with a fixed interest rate of 4.906% and an expected final maturity date of April 2011.

Qualified Special Purpose Entities. Ambac has transferred financial assets to two special purpose entities. The business purpose of these entities is to provide certain financial guarantee clients with funding for their debt obligations. These entities meet the characteristics of QSPEs in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). QSPEs are not subject to the requirements of FIN 46-R and accordingly are not consolidated in Ambac's financial statements. The QSPEs are legal entities that are demonstrably distinct from Ambac. Ambac, its affiliates or its agents cannot unilaterally dissolve the QSPEs. The QSPEs permitted activities are limited to those outlined below.

As of December 31, 2004, there have been 14 individual transactions (one in 2004) processed through the QSPEs of which 10 are outstanding. In each case, Ambac sells fixed income debt obligations to the QSPEs. These transactions are true sales based upon the bankruptcy remote nature of the QSPE and the absence of any agreement or obligation for Ambac to repurchase or redeem assets of the QSPE. The purchase by the QSPE is financed through the issuance of MTNs, which are collateralized by the purchased assets. The cash flows of the MTNs approximately match the cash flows of the assets purchased. Derivative contracts (interest rate and currency swaps) may be used for hedging purposes only. Derivative hedges are established at the time MTNs are issued to purchase financial assets. The activities of the QSPEs are contractually limited to purchasing assets from Ambac, issuing MTNs to fund such purchase, executing derivative hedges and related administrative services. Ambac Assurance may issue a financial guarantee insurance policy on the assets sold, the MTNs issued or both. As of December 31, 2004, Ambac Assurance had financial guarantee insurance policies issued for all assets and MTNs owned and outstanding by the QSPEs.

Ambac's exposures under these financial guarantee insurance policies as of December 31, 2004 and December 31, 2003 are included in the disclosure in Note 15 "Guarantees in Force." Pursuant to the terms of Ambac Assurance's insurance policy, insurance premiums are paid to Ambac Assurance by the QSPEs and are earned in a manner consistent with other insurance policies, over the risk period. Any losses incurred would be included in Ambac's Consolidated Statements of Operations. Under the terms of an Administrative Agency Agreement, Ambac provides certain administrative duties, primarily collecting amounts due on the obligations and making interest payments on the MTNs.

Assets sold to the QSPEs during 2004, 2003 and 2002 were $195.0 million, $250.0 million and $350.0 million, respectively. No gains or losses were recognized on these sales. As of December 31, 2004, the estimated fair value of financial assets, MTN liabilities and derivative hedge liabilities were $2,011.9 million, $1,820.9 million and $171.4 million, respectively. When market quotes are not available, estimated fair value is determined utilizing valuation models. These models include estimates, made by Ambac management, which utilize current market information. The valuation results from these models could differ materially from amounts that would actually be realized in the market. Ambac Assurance received gross premiums for issuing financial guarantee policies on the assets, MTNs and derivative contracts of $6.0 million, $5.3 million and $19.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. Ambac also received fees for providing other services amounting to $0.4 million, $0.5 million and $0.1 million for 2004, 2003 and 2002, respectively.

VIE Beneficial Interest. Ambac owns a beneficial interest in a special purpose entity that meets the definition of a VIE. This entity has issued floating rate beneficial interests to investors and invested the proceeds in fixed income municipal investment securities. Ambac is the primary beneficiary of this entity as a result of its beneficial interest. The fixed income municipal investment securities, which are reported as Investments in fixed income securities, at fair value on the Consolidated Balance Sheets, were $257.3 million and $254.8 million as of December 31, 2004 and 2003. The beneficial interests issued to third parties, are reported as Obligations under investment and payment agreements on the Consolidated Balance Sheets, were $249.1 million and $249.8 million as of December 31, 2004 and 2003. As of December 31, 2004 and 2003, the interest rates on these beneficial interests ranged from 0.87% to 2.03% and from 0.68% to 1.42%, respectively.

ACCOUNTING STANDARDS

Please refer to Note 2, "Significant Accounting Policies" for a discussion of the impact of recent accounting pronouncements on Ambac's financial condition and results of operations.

RISK MANAGEMENT

In the ordinary course of business, Ambac, manages a variety of risks, principally credit, market, liquidity, operational and legal. These risks are identified, measured and monitored through a variety of control mechanisms, which are in place at different levels throughout the organization.

Credit Risk. Ambac is exposed to credit risk in various capacities including as an issuer of financial guarantees, as counterparty to derivative and other financial contracts and as a holder of investment securities. Ambac's Portfolio Risk Management Committee ("PRMC") employs various procedures and controls to monitor and manage credit risk. The PRMC is comprised of senior risk professionals and senior management of Ambac. Its purview is enterprise-wide and its focus is on risk limits and measurement, concentration and correlation of risk, and the attribution of economic and regulatory capital in a portfolio context.

All financial guarantees and structured credit derivatives issued are subject to a formal underwriting process. Various factors affecting the creditworthiness of the underlying obligation are evaluated during the underwriting process. Senior credit personnel approve all transactions prior to issuing a financial guarantee. Subsequent to issuance of a financial guarantee, Ambac periodically performs reviews of exposures according to a schedule based on the risk profile of the guaranteed obligations. Proactive credit remediation can help secure rights and remedies which mitigate losses in the event of default.

Ambac manages credit risk associated with its investment portfolio through adherence to specific investment guidelines. These guidelines establish limits based upon single risk concentration and minimum credit rating standards. Additionally, senior credit personnel monitor the portfolio on a continuous basis. Credit risk relating to derivative positions (other than structured credit derivatives discussed below) primarily concern counterparty default. Counterparty default exposure is mitigated through the use of industry standard collateral posting agreements. For counterparties subject to such collateral posting agreements, collateral is posted when a derivative counterparty's credit exposure exceeds contractual limits. Please refer to Note 3 "Investments" for disclosures of collateral posted to Ambac under derivative contracts.

Market Risk. Market risk represents the potential for losses that may result from changes in the value of a financial instrument as a result of changes in market conditions. The primary market risks that would impact the value of Ambac's financial instruments are interest rate risk, basis risk (e.g., taxable interest rates relative to tax-exempt interest rates, discussed below) and credit spread risk. Below we discuss each of these risks and the specific types of financial instruments impacted. Senior managers in Ambac's Risk Analysis and Reporting group are responsible for monitoring risk limits and applying risk measurement methodologies. The estimation of potential losses arising from adverse changes in market conditions is a key element in managing market risk. Ambac utilizes various systems, models and stress test scenarios to monitor and manage market risk. This process includes frequent analyses of both parallel and non-parallel shifts in the yield curve, "Value-at-Risk" ("VaR") and changes in credit spreads. These models include estimates, made by management, which utilize current and historical market information. The valuation results from these models could differ materially from amounts that would actually be realized in the market.

Financial instruments that may be adversely affected by changes in interest rates consist primarily of investment securities, loans, investment agreement liabilities, obligations under payment agreements, long-term debt, and derivative contracts used for hedging purposes. The following table summarizes the estimated change in fair value (based primarily on the valuation models discussed above) on these financial instruments, assuming immediate changes in interest rates at specified levels at December 31, 2004 and 2003:

(Dollars in millions)

Change in Interest Rates	Estimated Net Fair Value	Estimated Change in Net Fair Value
2004:		
300 basis point rise	$5,935	$(1,616)
200 basis point rise	6,555	(996)
100 basis point rise	7,096	(455)
Base scenario	7,551	—
100 basis point decline	7,928	377
200 basis point decline	8,222	671
300 basis point decline	8,434	883
2003:		
300 basis point rise	$4,866	$(1,713)
200 basis point rise	5,479	(1,100)
100 basis point rise	6,049	(530)
Base scenario	6,579	—
100 basis point decline	7,100	521
200 basis point decline	7,581	1,002
300 basis point decline	8,021	1,442

Ambac, through its subsidiary Ambac Financial Services, is a provider of interest rate swaps to states, municipalities and their authorities and other entities in connection with their financings. Ambac Financial Services manages its municipal interest rate swaps business with the goal of being market neutral to changes in overall interest rates, while seeking to profit from retaining some basis risk. Ambac's municipal interest rate swap portfolio may be adversely affected by changes in basis. If actual or projected tax-exempt interest rates change in relation to taxable interest rates, Ambac will experience a mark-to-market gain or loss. Most municipal interest rate swaps transacted by Ambac Financial Services contain provisions that are designed to protect Ambac against certain forms of tax reform, thus mitigating its basis risk. The estimation of potential losses arising from adverse changes in market relationships, known as VaR, is a key element in management's monitoring of basis risk for the municipal interest rate swap portfolio. Ambac has developed a VaR methodology to estimate potential losses over a specified holding period and based on certain probabilistic assessments. Ambac's methodology estimates VaR using a 300-day historical "look back" period. This means that changes in market values are simulated using market inputs from the past 300 days. For the years ended December 31, 2004 and 2003, Ambac's VaR, for its interest rate swap portfolio, calculated at a ninety-nine percent confidence level, averaged approximately $6.6 million and $3.2 million, respectively. Ambac's VaR ranged from a high of $6.9 million to a low of $6.2 million in 2004, and from a high of $6.9 million to a low of $1.2 million in 2003. Ambac supplements its VaR methodology, which is a good risk management tool in normal markets, by performing rigorous stress testing to measure the potential for losses in abnormally volatile markets. These stress tests include (i) parallel and non-parallel shifts in the yield curve and (ii) immediate changes in normal basis relationships, such as those between taxable and tax-exempt markets.

Financial instruments that may be adversely affected by changes in credit spreads include Ambac's outstanding structured credit derivative and total return contracts. Ambac, through its subsidiary Ambac Credit Products, enters into structured credit derivative contracts. These contracts require Ambac Credit Products to make payments upon the occurrence of certain defined credit events relating to an underlying obligation (generally a fixed income obligation). If credit spreads of the underlying obligations change, the market value of the related structured credit derivative changes. As such, Ambac Credit Products could experience mark-to-market gains or losses. Market liquidity could also impact valuations. Changes in credit spreads are generally caused by changes in the market's perception of the credit quality of the underlying obligations. Ambac Credit Products structures its contracts with partial hedges from various financial institutions or with first loss protection. Such structuring mitigates Ambac Credit Products' risk of loss and reduces the price volatility of these financial instruments. Management models the potential impact of credit spread changes on the value of its contracts.

Ambac, through its subsidiary Ambac Capital Services, enters into total return swap contracts. These contracts require Ambac Capital Services to pay a specified spread in excess of LIBOR in exchange for receiving the total return of an underlying fixed income obligation over a specified period of time. If credit spreads of the underlying obligations change, the market value of the related total return swaps changes and Ambac Capital Services could experience mark-to-market gains or losses.

The following table summarizes the estimated change in fair value (based primarily on the valuation models discussed above) on the net balance of Ambac's net structured credit and total return swap derivative positions assuming immediate changes in credit spreads at specified levels at December 31, 2004 and 2003:

(Dollars in millions)

Change in Credit Spreads	Estimated Net Fair Value	Estimated Unrealized Gain/(Loss)
2004:		
75 basis point widening	$(82)	$(84)
50 basis point widening	(54)	(56)
25 basis point widening	(26)	(28)
Base scenario	(2)	—
25 basis point narrowing	30	28
50 basis point narrowing	50	48
75 basis point narrowing	59	57
2003:		
75 basis point widening	$(87)	$(58)
50 basis point widening	(67)	(38)
25 basis point widening	(48)	(19)
Base scenario	(29)	—
25 basis point narrowing	(10)	19
50 basis point narrowing	8	37
75 basis point narrowing	23	52

Liquidity Risk. Liquidity risk relates to the possible inability to satisfy contractual obligations when due. This risk is present in financial guarantee contracts, structured credit derivatives, investment agreements, interest rate swaps and futures contracts. Ambac Assurance manages its liquidity risk by maintaining a comprehensive daily analysis of projected cash flows. Additionally, Ambac Assurance maintains a minimum level of cash and short-term investments at all times. Ambac Credit Products manages the liquidity risk inherent in the structured credit derivative portfolio by holding cash and short-term investments. The investment agreement business manages liquidity risk by matching the maturity schedules of its invested assets, including hedges, with the maturity schedules of its investment agreement liabilities. Ambac Financial Services maintains cash and short-term investments and closely matches the dates swap payments are made and received. See additional discussion in "Liquidity and Capital Resources" section.

Operational Risk. Operational risk relates to the potential for loss caused by a breakdown in information, communication and settlement systems. Ambac mitigates operational risk by maintaining systems (and system backup) and procedures to monitor transactions and positions, documentation and confirmation of transactions, and compliance with regulations.

Legal Risk. Legal risks attendant to Ambac's businesses include uncertainty with respect to the enforceability of the obligations insured by Ambac Assurance and the security therefor, as well as uncertainty with respect to the enforceability of the obligations of Ambac's counterparties, including contractual provisions intended to reduce exposure by providing for the offsetting or netting of mutual obligations. Ambac seeks to remove or minimize such uncertainties through continuous consultation with internal and external legal advisers to analyze and understand the nature of legal risk, to improve documentation and to strengthen transaction structure.

Management's Responsibility for Financial Information

The management of Ambac Financial Group, Inc. is responsible for the integrity and objectivity of the Consolidated Financial Statements and all other financial information presented in this Annual Report and for assuring that such information fairly presents the consolidated financial position and operating results of Ambac Financial Group, Inc. The accompanying Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles using management's best estimates and judgment. The financial information presented elsewhere in this Annual Report is consistent with that in the Consolidated Financial Statements.

The independent registered public accounting firm audits Ambac Financial Group, Inc.'s Consolidated Financial Statements in accordance with the standards of the Public Company Accounting Oversight Board.

The Audit Committee of the Board of Directors, comprised solely of independent directors, meets regularly with financial and risk management, the internal auditors and the registered public accounting firm to review the work and procedures of each. The registered public accounting firm and the internal auditors have free access to the Audit Committee, without the presence of management, to discuss the results of their work and their considerations of Ambac and its subsidiaries and the quality of Ambac Financial Group, Inc.'s financial reporting. The Audit Committee appoints the registered public accounting firm, subject to stockholder approval.

Management's Report on Internal Control Over Financial Reporting

The management of Ambac Financial Group, Inc. ("Ambac") is responsible for establishing and maintaining adequate internal control over financial reporting. Ambac's internal control over financial reporting is a process designed under the supervision of the chief executive officer and chief financial officer, and effected by Ambac's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Ambac's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Ambac's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of Ambac; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of Ambac; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Ambac's assets that could have a material effect on the financial statements.

As of December 31, 2004, management conducted an assessment of the effectiveness of Ambac's internal control over financial reporting based on the framework established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation in relation to the criteria established in *Internal Control — Integrated Framework*, management concluded that Ambac's internal control over financial reporting is effective as of December 31, 2004.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein, which expresses unqualified opinions on management's assessment and on the effectiveness of Ambac's internal control over financial reporting as of December 31, 2004.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Ambac Financial Group, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Ambac Financial Group, Inc. and subsidiaries (the "Company" or "Ambac") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Ambac maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Ambac maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ambac as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 2, 2005, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York

March 2, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Ambac Financial Group, Inc.:

We have audited the accompanying consolidated balance sheets of Ambac Financial Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of Ambac Financial Group, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ambac Financial Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2003 Ambac Financial Group, Inc. changed its methods of accounting for variable interest entities and stock-based compensation.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Ambac Financial Group, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

New York, New York

March 2, 2005

Consolidated Balance Sheets

(Dollars in Thousands, Except Share Amounts) December 31,	2004	2003
Assets:		
Investments:		
Fixed income securities, at fair value		
(amortized cost of $13,425,475 in 2004 and $12,592,398 in 2003)	**$13,901,218**	$13,049,219
Fixed income securities pledged as collateral, at fair value		
(amortized cost of $345,195 in 2004 and $662,046 in 2003)	**341,742**	661,422
Short-term investments, at cost (approximates fair value)	**521,226**	250,382
Other (cost of $3,731 in 2004 and $4,528 in 2003)	**4,234**	4,417
Total investments	**14,768,420**	13,965,440
Cash	**19,957**	24,539
Securities purchased under agreements to resell	**353,000**	54,015
Receivable for securities sold	**1,319**	4,425
Investment income due and accrued	**162,506**	159,680
Reinsurance recoverable on paid and unpaid losses	**16,765**	3,030
Prepaid reinsurance	**297,330**	325,461
Deferred acquisition costs	**184,766**	175,296
Loans	**1,405,700**	837,981
Derivative assets	**1,297,972**	1,146,408
Other assets	**77,523**	51,039
Total assets	**$18,585,258**	$16,747,314
Liabilities and Stockholders' Equity:		
Liabilities:		
Unearned premiums	**$ 2,778,893**	$ 2,545,490
Losses and loss expense reserve	**254,055**	189,414
Ceded reinsurance balances payable	**18,248**	15,383
Obligations under investment and payment agreements	**6,813,914**	6,545,759
Obligations under investment repurchase agreements	**266,806**	530,644
Securities sold under agreement to repurchase	—	225,500
Deferred income taxes	**217,373**	171,058
Current income taxes	**16,406**	43,176
Long-term debt	**1,866,207**	980,926
Accrued interest payable	**71,058**	74,235
Derivative liabilities	**1,049,103**	946,178
Other liabilities	**208,732**	222,163
Payable for securities purchased	**6**	2,830
Total liabilities	**13,560,801**	12,492,756
Stockholders' equity:		
Preferred stock, par value $0.01 per share; authorized shares—		
4,000,000; issued and outstanding shares—none	—	—
Common stock, par value $0.01 per share; authorized shares—		
350,000,000 at December 31, 2004 and 200,000,000 at December 31, 2003;		
issued shares—108,915,944 at December 31, 2004 and 107,144,148 at		
December 31, 2003	**1,089**	1,073
Additional paid-in capital	**694,465**	606,468
Accumulated other comprehensive income	**296,814**	266,919
Retained earnings	**4,032,089**	3,380,098
Common stock held in treasury at cost, 0 shares at		
December 31, 2004 and at December 31, 2003	—	—
Total stockholders' equity	**5,024,457**	4,254,558
Total liabilities and stockholders' equity	**$18,585,258**	$16,747,314

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(Dollars in Thousands, Except Share Amounts) Years Ended December 31,	2004	2003	2002
Revenues:			
Financial Guarantee:			
Gross premiums written	**$1,047,811**	$1,143,703	$ 904,032
Ceded premiums written	**(70,946)**	(138,146)	(113,542)
Net premiums written	**$ 976,865**	$1,005,557	$ 790,490
Net premiums earned	**716,659**	620,317	471,534
Other credit enhancement fees	**47,326**	46,933	28,775
Net premiums earned and other credit enhancement fees	**763,985**	667,250	500,309
Net investment income	**361,086**	321,089	297,297
Net realized investment gains	**30,004**	40,190	40,918
Net mark-to-market gains (losses) on credit derivative contracts	**17,734**	23	(27,877)
Other (loss) income	**(4,102)**	5,026	5,531
Financial Services:			
Interest from investment and payment agreements	**198,800**	211,974	255,007
Derivative products	**35,775**	20,600	17,376
Net realized investment gains (losses)	**5,099**	(1,981)	(134,097)
Net mark-to-market (losses) gains on derivative hedge contracts	**(3,329)**	779	(839)
Corporate:			
Net investment income	**1,674**	7,026	3,537
Net realized investment (losses) gains	**(18)**	232	1,482
Total revenues	**1,406,708**	1,272,208	958,644
Expenses:			
Financial Guarantee:			
Losses and loss expenses	**69,600**	53,400	26,700
Underwriting and operating expenses	**106,563**	92,035	76,548
Interest expense on variable interest entity notes	**5,144**	—	—
Financial Services:			
Interest from investment and payment agreements	**168,943**	196,318	231,304
Other expenses	**14,671**	12,103	9,867
Interest	**54,322**	54,201	43,724
Corporate	**10,683**	14,562	7,170
Total expenses	**429,926**	422,619	395,313
Income before income taxes	**976,782**	849,589	563,331
Provision for income taxes	**250,942**	221,490	131,403
Income from continuing operations	**725,840**	628,099	431,928
Discontinued Operations:			
(Loss) income from discontinued operations	**(1,349)**	(6,976)	859
Income tax (benefit) expense	**(60)**	2,208	193
Net (loss) income from discontinued operations	**(1,289)**	(9,184)	666
Net income	**$ 724,551**	$ 618,915	$ 432,594
Earnings per share:			
Income from continuing operations	**$6.62**	$5.90	$4.07
Discontinued operations	**($0.01)**	($0.09)	$0.01
Net income	**$6.61**	$5.81	$4.08
Earnings per diluted share:			
Income from continuing operations	**$6.54**	$5.74	$3.96
Discontinued operations	**($0.01)**	($0.08)	$0.01
Net income	**$6.53**	$5.66	$3.97
Weighted average number of common shares outstanding:			
Basic	**109,602,601**	106,553,103	105,951,603
Diluted	**110,898,854**	109,409,776	109,066,046

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(Dollars in Thousands) Years Ended December 31,	2004		2003		2002	
Retained Earnings:						
Balance at January 1	$3,380,098		$2,820,281		$2,403,473	
Net income	724,551	$724,551	618,915	$618,915	432,594	$432,594
Dividends declared—common stock	(50,910)		(44,739)		(40,251)	
Exercise of stock options	(21,650)		(14,359)		24,465	
Balance at December 31	$4,032,089		$3,380,098		$2,820,281	
Accumulated Other Comprehensive Income:						
Balance at January 1	$ 266,919		$ 265,427		$ 62,476	
Unrealized gains (losses) on securities, $15,131, $(10,937) and $339,039, pre-tax in 2004, 2003 and 2002, respectively [1]		8,368		(5,923)		214,943
Gains (losses) on derivative hedges, $29,725, $6,777, and $(24,461) pre-tax in 2004, 2003 and 2002		17,851		4,066		(14,171)
Foreign currency gain		3,676		3,349		2,179
Other comprehensive income	29,895	29,895	1,492	1,492	202,951	202,951
Total comprehensive income		$754,446		$620,407		$635,545
Balance at December 31	$ 296,814		$ 266,919		$ 265,427	
Preferred Stock:						
Balance at January 1 and December 31	$ —		$ —		$ —	
Common Stock:						
Balance at January 1	$ 1,073		$ 1,062		$ 1,060	
Issuance of stock	16		11		2	
Balance at December 31	$ 1,089		$ 1,073		$ 1,062	
Additional Paid-in Capital:						
Balance at January 1	$ 606,468		$ 550,289		$ 538,135	
Employee benefit plans	48,722		30,445		16,320	
Issuance of stock	43,973		30,405		4,287	
Capital issuance costs	(4,698)		(4,671)		(8,453)	
Balance at December 31	$ 694,465		$ 606,468		$ 550,289	
Common Stock Held in Treasury at Cost:						
Balance at January 1	$ 0		$ (11,880)		$ (21,456)	
Cost of shares acquired	(51,781)		(20,247)		(37,907)	
Shares issued under equity plans	51,781		32,127		47,483	
Balance at December 31	$ 0		$ 0		$ (11,880)	
Total Stockholders' Equity at December 31	$5,024,457		$4,254,558		$3,625,179	
[1] Disclosure of reclassification amount:						
Unrealized holding gains arising during period	$ 32,062		$ 26,168		$ 154,065	
Less: reclassification adjustment for net gains (losses) included in net income	23,694		32,091		(60,878)	
Net unrealized gains (losses) on securities	$ 8,368		$ (5,923)		$ 214,943	

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Dollars in Thousands) Years Ended December 31,	2004	2003	2002
Cash Flows from Operating Activities:			
Net income	$ 724,551	$ 618,915	$ 432,594
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,890	3,165	3,466
Amortization of bond premium and discount	(4,475)	18,361	8,872
Current income taxes	10,412	16,320	(38,480)
Deferred income taxes	19,990	(6,815)	(50,648)
Deferred acquisition costs	(9,470)	(1,241)	(10,578)
Unearned premiums, net	261,534	387,308	320,104
Losses and loss expenses	50,906	19,089	17,202
Ceded reinsurance balances payable	2,865	(1,547)	6,784
Investment income due and accrued	(2,826)	(17,033)	15,002
Accrued interest payable	(3,177)	(7,311)	(2,973)
Net realized investment (gains) losses	(35,085)	(38,441)	91,697
Other, net	(68,413)	14,959	(16,270)
Net cash provided by operating activities	949,702	1,005,729	776,772
Cash Flows from Investing Activities:			
Proceeds from sales of bonds	2,941,467	3,632,072	3,380,488
Proceeds from matured bonds	1,451,311	2,634,394	2,204,670
Proceeds from the sale of Cadre Financial Services, Inc.	3,676	—	—
Purchases of bonds	(4,862,050)	(7,699,387)	(7,588,477)
Change in short-term investments	(270,844)	145,379	19,241
Securities purchased under agreements to resell	(298,985)	206,803	(249,618)
Loans, net	(567,719)	5,828	57,385
Other, net	(6,415)	(1,194)	(8,740)
Net cash used in investing activities	(1,609,559)	(1,076,105)	(2,185,051)
Cash Flows from Financing Activities:			
Dividends paid	(50,910)	(44,739)	(40,251)
Securities sold under agreements to repurchase	(225,500)	89,081	(292,637)
Proceeds from issuance of investment and payment agreements	2,053,150	1,933,922	3,828,547
Payments for investment and payment agreement draws	(2,040,327)	(2,157,006)	(2,143,557)
Proceeds from issuance of long-term debt	885,217	363,188	—
Payment for buyback of long-term debt	—	(200,000)	—
Capital issuance costs	(4,698)	(4,671)	(8,452)
Net cash collateral received	16,062	47,028	—
Issuance of common stock	43,989	30,416	4,289
Purchases of treasury stock	(51,781)	(20,247)	(37,907)
Proceeds from sale of treasury stock	30,073	32,127	47,483
Net cash provided by financing activities	655,275	69,099	1,357,515
Net Cash Flow	(4,582)	(1,277)	(50,764)
Cash at January 1	24,539	25,816	76,580
Cash at December 31	$ 19,957	$ 24,539	$ 25,816
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Income taxes	$ 180,333	$ 175,624	$ 159,500
Interest expense on long-term debt	$ 58,223	$ 54,423	$ 48,260
Interest expense on investment agreements	$ 157,576	$ 180,287	$ 218,195

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands, Except Share Amounts)

1 BACKGROUND

Ambac Financial Group, Inc. is a holding company whose subsidiaries provide financial guarantees and financial services to clients in both the public and private sectors around the world. Ambac's principal operating subsidiary, Ambac Assurance Corporation, a leading provider of financial guarantees for public finance and structured finance obligations, has earned triple-A ratings, the highest ratings available from Moody's Investors Service, Inc., Standard & Poor's Ratings Services, Fitch Inc., and Rating and Investment Information, Inc. Ambac's Financial Services segment provides financial and investment products including investment agreements, interest rate swaps, total return swaps and funding conduits, principally to its clients, which include municipalities and other public entities, health care organizations and asset-backed issuers.

2 SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of Ambac and subsidiaries have been prepared on the basis of U.S. generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies of Ambac are described below:

Consolidation: The Consolidated Financial Statements include the accounts of Ambac and its subsidiaries and variable interest entities for which Ambac is the primary beneficiary. All significant intercompany balances have been eliminated.

Investments: Ambac's investment portfolio is accounted for on a trade-date basis and consists primarily of investments in fixed income securities that are considered available-for-sale and are carried at fair value. Fair value is based primarily on quotes obtained from independent market sources. When quotes are not available, valuation models are used to estimate fair value. These models include estimates, made by management, which utilize current market information. The valuation results from these models could differ materially from amounts that would actually be realized in the market. Short-term investments are carried at cost, which approximates fair value. Unrealized gains and losses, net of deferred income taxes, are included as a component of "Accumulated Other Comprehensive Income" in stockholders' equity and are computed using amortized cost as the basis. If management believes that an unrealized loss is "other than temporary," the carrying value of the investment is reduced and a realized investment loss is recorded in the Consolidated Statement of Operations. For purposes of computing amortized cost, premiums and discounts are accounted for using the interest method. For bonds purchased at a price below par value, discounts are accreted over the remaining term of the securities. For bonds purchased at a price above par value that have call features, premiums are amortized to the first call date. For premium bonds that do not have call features, such premiums are amortized over the remaining terms of the securities. Premiums and discounts on mortgage-backed and asset-backed securities are adjusted for the effects of actual and anticipated prepayments. Realized gains and losses on the sale of investments are determined on the basis of specific identification.

Securities Purchased under Agreements to Resell and Securities Sold Under Agreements to Repurchase: Securities purchased under agreements to resell are collateralized investment transactions, and are recorded at their contracted resale amounts, plus accrued interest. Ambac takes possession of the collateral underlying those agreements and monitors its market value on a daily basis and, when necessary, requires prompt transfer of additional collateral to reflect current market value. Securities sold under agreements to repurchase are collateralized financing transactions and are recorded at their contracted resale amounts, plus accrued interest. Ambac nets securities purchased under agreements to resell and securities sold under agreements to repurchase that are executed with the same counterparty under legally enforceable netting agreements that meet the applicable netting criteria. At December 31, 2004 and 2003, collateral underlying securities purchased under agreements to resell had an average credit rating of triple-A and a weighted average maturity of less than 30 days and less than 90 days, respectively.

Deferred Acquisition Costs: Certain financial guarantee costs incurred, primarily related to the production of business, have been deferred. These costs include direct and indirect expenses related to underwriting, marketing and policy issuance, rating agency fees and premium taxes, net of reinsurance ceding commissions. The deferred acquisition costs are being amortized over the periods in which the related premiums are earned, and such amortization amounted to $25,260, $38,529 and $32,336 for 2004, 2003 and 2002, respectively. Deferred acquisition costs, net of such amortization, amounted to $9,470, $1,241 and $10,578 for 2004, 2003 and 2002, respectively.

Loans: Loans are reported at their outstanding unpaid principal balances, net of fair value hedge adjustments. These fair value hedge adjustments are discussed further in "Derivative Contracts used for Hedging Purposes" below. Interest income is accrued on the unpaid principal balance. Deferred fees are amortized to income over the contractual life of the loan using the interest method or the straight-line method if not materially different.

Losses and Loss Expenses: The Company provides financial guarantee insurance on certain debt obligations. This financial guarantee insurance is a promise to pay scheduled interest and principal if the issuer of the debt security fails to meet its obligation. The loss reserve policy for financial guarantee insurance discussed in this footnote relates only to the Company's non-derivative insurance business. The policy for derivative contracts is discussed in the section entitled "Derivative Contracts." Losses and loss expenses are based upon estimates of the ultimate aggregate losses inherent in the non-derivative financial guarantee portfolio as of the reporting date. The evaluation process for determining the level of reserves is subject to certain estimates and judgments. In most instances, claim payments are forecasted in advance of issuer default as a result of active surveillance of the insured book of business. Based upon Company experience, claim payments become probable and estimable once the issuer's credit profile has migrated to certain impaired credit levels. The insured party has the right to a claim under Ambac's financial guarantee insurance policy at the first scheduled debt service date of the defaulted obligation. As discussed below, the accounting for credit loss reserves is possibly subject to change.

The liability for losses and loss expenses consists of active credit and case basis credit reserves. Active credit reserves are for probable and estimable losses due to credit deterioration on insured credits that have not yet defaulted or been reported and are reflected on an undiscounted basis as of the reporting date. The establishment of reserves for exposures that have not yet defaulted is a common practice in the financial guarantee industry. However, the Company is aware that there are differences in the specific methodologies applied by other financial guarantors in establishing such reserves. Ambac's active credit reserve is based on management's on-going review of the non-derivative financial guarantee credit portfolio. Active surveillance of the insured portfolio enables Ambac's Surveillance Group to track credit migration of insured obligations from period to period and prepare an adversely classified credit listing. The active credit reserve is established only for adversely classified credits. The criteria for an exposure to be included on the adversely classified credit listing includes the deterioration in an issuer's financial condition, underperformance of the underlying collateral (for collateral dependent transactions such as mortgage-backed securitizations), problems with the servicer of the underlying collateral and other adverse economic events or trends. The servicer of the underlying collateral of a securitized credit is a consideration in assessing credit quality because the servicer's performance can directly impact the performance of the related credit. For example, a servicer of a mortgage-backed securitization that does not remain current in their collection efforts could cause an increase in the delinquency and potential default of the underlying collateral. The active credit reserve is established through a process that begins with statistical estimates of probable losses inherent in the adversely classified credit portfolio. Statistical estimates are computed on each adversely classified credit. These statistical estimates are based upon: (i) Ambac's internal system of credit ratings, which are analogous to the risk ratings of the major rating agencies; (ii) internally developed historical default information (taking into consideration ratings and average life of an obligation); (iii) internally developed loss severities; and (iv) the net par outstanding on the adversely classified credit. The loss severities and default information are based on rating agency information and are specific to each bond type and are established and approved by Ambac's Portfolio Risk Management Committee. The Portfolio Risk Management Committee is comprised of senior risk management professionals and other senior management of Ambac. For certain credit exposures that have deteriorated significantly, Ambac will undertake additional monitoring and loss remediation efforts. Additional remediation can include various actions by the Company. The most common actions include obtaining detailed appraisal information on collateral, more frequent meetings with the issuer's or servicer's management to review operations, financial condition and financial forecasts and more frequent analysis of the issuer's financial statements. For these credits the Company would use relevant information obtained from its remediation efforts to adjust the statistical estimate discussed above. Senior management meets at least quarterly with the Surveillance Group to review the status of their work to determine the adequacy of Ambac's loss reserves and make any necessary adjustments. Active credit reserves were $120,802 and $132,181 at December 31, 2004 and 2003, respectively. The active credit reserves at December 31, 2004 and 2003 was comprised of 68 and 60 credits with net par outstanding of $7,574,223 and $3,705,103, respectively. Included in the calculation of active credit reserves at December 31, 2004 and 2003 was the consideration of $17,891 and $38,592, respectively, of reinsurance which would be due to Ambac from the reinsurers, upon default of the insured obligation.

Case basis credit reserves are for losses on insured obligations that have defaulted. We believe our definition of case base credit reserves differs from other financial guaranty industry participants. Upon the occurrence of a payment default, the related active credit reserve is transferred to case basis credit reserve. Additional provision for losses upon further credit deterioration of a case basis exposure are initially recorded through the active credit reserve and subsequently transferred to case basis credit reserves. Our case reserves represent the present value of anticipated loss and loss expense payments expected over the estimated period of default. Loss and loss expenses consider anticipated defaulted debt service payments, estimated expenses associated with settling the claims and estimated recoveries under collateral and subrogation rights. The estimate does not consider future installment premium receipts, as the likelihood of such receipts is remote. Ambac discounts these estimated net payments using discount rates that approximate the average taxable equivalent yield on our investment portfolio. Discount rates applied to case basis credit reserves were 6.0% and 6.5% at December 31, 2004 and 2003, respectively. Case basis credit reserves were $133,254 and $57,234 at December 31, 2004 and 2003, respectively. The case basis credit reserves at December 31, 2004 and 2003 were comprised of 11 and 10 credits with net par outstanding of $661,396 and $709,278, respectively. Additionally, we have reinsurance recoverables on case basis credit reserves of $16,499 and $2,535 at December 31, 2004 and 2003, respectively.

Ambac provides information on the classification of its loss reserve between active credit reserve and case basis credit reserve for the purpose of disclosing the components of the total reserve that relate to exposures that have not yet defaulted and those that have defaulted. The total reserve (active credit and case basis) was $254,055 and $189,414 at December 31, 2004 and 2003, respectively. The provision for losses and loss expenses in the accompanying Consolidated Statements of Operations represents the expense recorded to bring the total reserve to a level determined by management to be adequate for losses inherent in the non-derivative financial guaranty insurance portfolio.

Our liabilities for credit losses are based in part on the short-duration accounting guidance in Statement of Financial Accounting Standards ("SFAS") No. 60, "Accounting and

Reporting by Insurance Enterprises." The insured party has a right to a claim payment under the financial guaranty insurance policy at the date of the first scheduled debt service payment of a defaulted security. We believe a loss event occurs for financial guarantee insurance products at the time the issuers' financial condition deteriorates to an impaired credit status rather than at the time the insured party has a right to a claim payment. Because of this belief and the ambiguities discussed below in the application of SFAS No. 60 to the financial guaranty industry, the Company does not believe that SFAS No. 60 alone provides sufficient guidance. As a result, the Company supplements the guidance in SFAS No. 60 with the guidance in SFAS No. 5, "Accounting for Contingencies," which calls for a loss to be accrued if it is probable that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated. The Company also relies by analogy on EITF Issue No. 85-20, "Recognition of fees for guaranteeing a loan," which states that a guarantor should perform an ongoing assessment of the probability of loss to determine if a liability (and a loss) should be recognized under SFAS No. 5.

In management's view, the accounting guidance noted above does not comprehensively address the attributes of financial guarantee insurance contracts, primarily due to the fact that SFAS No. 60 was developed prior to the maturity of the financial guarantee industry. Financial guarantee contracts have elements of long-duration insurance contacts in that they are irrevocable and extend over a period of time that may be 30 years or more but are considered and reported for regulatory purposes as property and casualty insurance, normally considered short-duration contracts. The short-duration and long-duration classifications have different methods of accounting for premium revenue, deferred acquisition costs and contract liability recognition.

The Company is aware that there are certain differences regarding the measurement of liabilities for credit losses among participants in the financial guaranty industry. Difficulties applying the existing insurance accounting literature such as the classification of the insurance contracts as either short-duration or long-duration to the attributes of financial guarantee insurance, different measurement models and assumptions utilized, regulatory guidance provided to certain entities, and the existence of accounting literature providing guidance with respect to liability recognition for loan guarantees are the reasons for differences among the industry participants.

In January and February of 2005, the Securities and Exchange Commission ("SEC") staff discussed with financial guaranty industry participants differences in loss reserve recognition practices among those participants. Based on discussions with the SEC staff, Ambac understands the FASB staff is considering whether additional guidance regarding financial guarantee contracts should be provided. When and if the FASB or SEC reach a conclusion on this issue, the Company and the rest of the financial guaranty industry may be required to change some aspects of their loss reserving policies and the potential changes could extend to premium and expense recognition. The Company cannot predict how the FASB or SEC will resolve this issue and the resulting impact on our financial statements. Until the issue is resolved, the Company intends to continue to apply its existing policy with respect to the establishment of both case and active credit reserves.

Obligations under Investment and Payment Agreements and Investment Repurchase Agreements: Obligations under investment and payment agreements and investment repurchase agreements are recorded as liabilities on the Consolidated Balance Sheets at the face value of the agreement. The carrying value of these obligations is adjusted for draws paid and interest credited to the account as well as any fair value hedge adjustments. These fair value hedge adjustments are discussed further in "Derivative Contracts used for Hedging Purposes" below. Unsettled agreements are recorded on a trade-date basis on the Consolidated Balance Sheets at the time of commitment. Interest expense is computed based upon daily outstanding settled liability balances at rates and periods specified in the agreements.

Net Premiums Earned: Up-front insurance premiums written are received for an entire bond issue. A bond issue may contain several maturities. The premium is allocated to each bond maturity proportionally, based on total principal amount guaranteed and is recognized on a straight-line basis over the term of each maturity. Installment insurance premiums written are recognized over each installment period. When an issue insured by Ambac Assurance has been refunded or called, the remaining unrecognized premium (net of refunding credits, if any) is recognized at that time.

Financial Services Revenue: Ambac's Financial Services revenues includes the following products:

Investment agreements—Ambac provides investment agreements and investment repurchase agreements principally to asset-backed and structured finance issuers, states, municipalities and municipal authorities, whereby Ambac agrees to pay an agreed-upon return based on funds deposited. Proceeds from these investment agreement and investment repurchase agreement obligations are used to invest in high credit quality fixed income investments. Interest income from these investments is included in Financial Services revenues.

Interest rate swaps and total return swaps—Ambac provides interest rate swaps principally to states, municipalities and municipal authorities in connection with their financings. Ambac also enters into total return swaps with various financial institutions. All interest rate swaps and total return swap revenues are accounted for as "Derivative Contracts Classified as Held for Trading Purposes," which is discussed in the Derivatives Contracts section below.

Derivative Contracts: All derivative instruments are recognized in the Consolidated Balance Sheets as either assets or liabilities depending on the rights or obligations under the contracts. All derivative instruments are measured at estimated fair value. When available, quotes are obtained from independent market sources. However, when quotes are not available, Ambac uses internally developed valuation models. These valuation models require market-driven inputs, including contractual terms, credit spreads on underlying referenced obligations, yield curves and tax-exempt interest ratios. The valuation results from these models could differ materially from amounts that would actually be realized in the market. At the inception of a derivative contract (day one), we value the contract at the model value if we can verify all of the significant model inputs to observable market data. Where we cannot verify all of the significant model inputs to observable market data, we value the contract at the transaction price at inception and, consequently, record no gain or loss in accordance with EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities."

All derivative contracts used for hedging purposes and classified as held for trading purposes are recorded on the Consolidated Balance Sheets on a gross basis; assets and liabilities are netted by customer only when a legal right of set-off exists. Gross asset and gross liability balances for all derivatives are recorded as Derivative Assets or Derivative Liabilities on the Consolidated Balance Sheets.

Derivative Contracts used for Hedging Purposes: Interest rate and currency swaps are utilized to hedge exposure to changes in fair value of assets or liabilities resulting from changes in interest rates and foreign exchange rates, respectively. These interest rate and currency swap hedges are referred to as "fair value" hedges. Gains and losses on fair value hedges are recognized currently in net income. The gain or loss on the hedged asset or liability attributable to the hedged risk (interest rate or foreign exchange risk) adjusts the carrying amount of the hedged item and is recognized currently in net income. If the fair value hedge is fully effective, the gain or loss on the interest rate or currency swap will exactly offset the gain or loss on the hedged item. If exact offset is not achieved, the difference would be the effect of hedge ineffectiveness, which is recognized currently in net income. During 2004, 2003 and 2002, the net amount of hedge ineffectiveness reported in "Net mark-to-market gains (losses) on derivative hedge contracts" in the Consolidated Statements of Operations was $80, $792 and $(1,020), respectively.

Interest rate swaps are also utilized to hedge the exposure to variable interest rates. These interest rate swap hedges are referred to as "cash flow" hedges. Gains and losses on interest rate swaps designated as cash flow hedges are reported in "Accumulated Other Comprehensive Income" in stockholders' equity, until earnings are affected by the variability in cash flows of the designated hedged item. During 2004, 2003 and 2002, there was no hedge ineffectiveness reported in net income for cash flow hedges.

Ambac discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires, is sold or terminated. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, Ambac continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective cash flow hedge, Ambac continues to carry the derivative on the balance sheet at its fair value. The net derivative gain or loss related to a discontinued cash flow hedge (recognized during the period of hedge effectiveness) will continue to be reported in Accumulated Other Comprehensive Income and amortized into net income as a yield adjustment to the previously designated asset or liability. If the previously designated asset or liability is sold or matures, the net derivative gain or loss related to a discontinued cash flow hedge reported in Accumulated Other Comprehensive Income will be reclassified into net income immediately. All subsequent changes in fair values of derivatives previously designated as cash flow hedges will be recognized currently in net income. As of December 31, 2004, $175 of deferred losses on derivative instruments reported in Accumulated Other Comprehensive Income are expected to be reclassified to net income during the next twelve months. Transactions and events expected to occur over the next twelve months that will necessitate reclassifying these derivative losses include the repricing of a variable-rate investment agreement.

Derivative Contracts Classified as Held for Trading Purposes:

Credit Derivatives: Ambac, through its subsidiary Ambac Credit Products, enters into structured credit derivative transactions with various financial institutions. Management views these structured credit derivative transactions as an extension of its financial guarantee business, which the Company intends to hold for the entire term of the contract. These structured credit derivative contracts are accounted for at fair value since they do not qualify for the financial guarantee scope exception under SFAS 133, as amended. Changes in fair value are recorded in the Consolidated Statement of Operations. The fee component is reflected in "Other Credit Enhancement Fees" and the mark-to-market gains or losses associated with credit spread changes is reflected in "Net Mark-to-Market Gains (Losses) on Credit Derivative Contracts."

Financial Services: Ambac, through its subsidiary Ambac Financial Services, provides interest rate swaps to states, municipalities and their authorities, and other entities in connection with their financings. Ambac Capital Services enters into total return swaps with professional counterparties. Total return swaps are primarily used for fixed income obligations, which meet Ambac Assurance's credit underwriting criteria. These contracts are recorded on trade date at fair value. Changes in fair value are recorded as a component of "Derivative Product Revenues" in the accompanying Consolidated Statements of Operations.

Depreciation and Amortization: Depreciation of furniture and fixtures and electronic data processing equipment is charged over the estimated useful lives of the respective assets, ranging from three to five years, using the straight-line method. Amortization of leasehold improvements is charged over the lesser of ten years or the remaining term of the operating leases, ranging from four to ten years, using the straight-line method.

Postretirement and Postemployment Benefits: Ambac provides various postretirement and postemployment benefits, including pension and health and life benefits covering substantially all employees who meet certain age and service

(Dollar Amounts in Thousands, Except Share Amounts)

requirements. Ambac accounts for these benefits under the accrual method of accounting. Amounts related to the defined benefit pension plan and postretirement health benefits are charged based on actuarial determinations.

Stock Compensation Plans: Effective January 1, 2003, Ambac began to account for stock-based employee compensation in accordance with the fair-value method prescribed by SFAS Statement 123, "Accounting for Stock-Based Compensation," ("SFAS 123") as amended by SFAS Statement 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," ("SFAS 148"), prospectively to all employee awards granted after January 1, 2003. Under this method of adoption, compensation expense is recognized over the relevant service period based on the fair value of stock options and restricted stock units granted for 2003 and future years. No unearned compensation is included in "Stockholders' Equity" for such stock options and restricted stock units granted. Rather, such stock options and restricted stock units are included in "Stockholders' Equity" under SFAS 123 when services required from employees in exchange for the awards are rendered and expensed.

Compensation expense resulting from stock options and restricted stock units granted for the years ended December 31, 2002 and prior years is accounted for under the intrinsic-value based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS 123. Therefore, no compensation expense was recognized for stock options issued for years prior to 2003 that had no intrinsic value on the date of grant. Compensation expense for restricted stock units issued for the years prior to 2003 was, and continues to be, recognized over the relevant service periods using amortization schedules based on the applicable vesting provisions.

If Ambac were to recognize compensation expense over the relevant service period under the fair-value method of SFAS 123 with respect to stock options granted for the year ended December 31, 2002 and all prior years, net earnings would have decreased, resulting in pro forma net earnings and EPS as presented below:

	2004	2003	2002
Net income, as reported	**$724,551**	$618,915	$432,594
Add: Stock-based employee compensation included in reported net income, net of tax	**6,284**	4,530	—
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of tax	**(13,745)**	(15,535)	(12,599)
Pro forma net income	**$717,090**	$607,910	$419,995
Earnings per share:			
As reported	**$6.61**	$5.81	$4.08
Pro-forma	**$6.54**	$5.71	$3.96
Earnings per diluted share:			
As reported	**$6.53**	$5.66	$3.97
Pro-forma	**$6.47**	$5.56	$3.85

Foreign Currency: Financial statement accounts expressed in foreign currencies are translated into U.S. dollars in accordance with SFAS Statement 52, "Foreign Currency Translation" ("SFAS 52"). Under SFAS 52, functional currency assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet dates and the related translation adjustments are included as a component of "Accumulated Other Comprehensive Income," net of any related taxes in Stockholders' Equity. Functional currencies are generally the currencies of the local operating environment. Income statement accounts expressed in functional currencies are translated using average exchange rates. Foreign currency transaction gains and losses, arising primarily from sales of long-term foreign denominated investment securities, short-term investment securities and cash denominated in foreign currencies, are reflected in net income. The Consolidated Statements of Operations include pre-tax gains from such foreign exchange items of $6,600, $10,027 and $1,904 for 2004, 2003 and 2002, respectively.

Income Taxes: Ambac files a consolidated Federal income tax return with its subsidiaries. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Special Purpose and Variable Interest Entities: In January 2003, the FASB released FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, the FASB released a revision of FIN 46 ("FIN 46-R"), which includes substantial changes from the original FIN 46. FIN 46 and FIN 46-R provide accounting and disclosure rules for determining whether certain entities should be consolidated in Ambac's consolidated financial statements. An entity is subject to FIN 46 and FIN 46-R, and is called a Variable Interest Entity ("VIE"), if it has (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support or (ii) equity investors that cannot make significant decisions about the entity's operations or that do not absorb the majority of expected losses or receive the majority of expected residual returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party that has a majority of the expected losses or a majority of the expected residual returns of the VIE or both. FIN 46 requires disclosures for companies that have either a primary or significant variable interest in a VIE. All other entities not considered VIEs are evaluated for consolidation under SFAS No. 94, "Consolidation of all Majority-Owned Subsidiaries." Ambac adopted FIN 46-R as of December 31, 2003. See Note 10 for a further discussion of the impact of Special Purpose Entities and VIEs on Ambac's financial statements.

Net Income Per Share: Basic net income per share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the year. Common shares outstanding includes common stock and restricted stock units for which no future service is required as a condition to the delivery of the underlying common stock. Diluted net income per share represents the per share allocation of net income attributable to common stockholders based on the weighted-average average number of common shares actually outstanding, plus all dilutive potential common shares outstanding during the year. All dilutive potential common shares outstanding includes common stock deliverable pursuant to stock options and restricted stock units. These dilutive shares totaled 2,516,877, 2,856,673 and 3,114,443 additional shares from the assumed conversion of dilutive stock options and restricted stock units at December 31, 2004, 2003 and 2002, respectively. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the year.

Accounting Standards: In December 2004, the FASB issued SFAS 123-R, "Share-Based Payment." This Statement is a revision of SFAS 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS 123-R requires entities to recognize compensation cost for all equity-classified awards after the effective date using the fair-value measurement method. SFAS 123-R is effective for interim or annual periods beginning after June 15, 2005. Ambac will adopt SFAS 123-R on July 1, 2005 by using a modified prospective approach. The adoption of SFAS 123-R is not expected to have a material impact on Ambac's operating results. Ambac continues to evaluate other aspects of adopting SFAS 123-R.

On September 30, 2004, the FASB voted unanimously to delay the effective date of certain provisions in EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." The delay applies to both debt and equity securities and specifically applies to impairments caused by changes in interest rate and credit spreads. In addition, the provisions of EITF 03-1 that have been delayed relate to the requirements that a company declare its intent to hold the security to recovery and designate a recovery period in order to avoid recognizing an other-than-temporary impairment charge through earnings. The FASB will be issuing implementation guidance related to this topic. Once issued, Ambac will evaluate the impact of adopting EITF 03-1. The disclosures required by EITF 03-1 are included in Note 3 to the consolidated financial statements.

In May 2004, the FASB issued FASB Staff Position FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP FAS 106-2"), which superceded FSP FAS 106-1, in response to the December 2003 enactment of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act"). The Act introduces a prescription drug benefit for individuals under Medicare (Medicare Part D) as well as a federal subsidy equal to 28% of prescription drug claims for sponsors of retiree health care plans with drug benefits that are at least actuarially equivalent to those to be offered under Medicare Part D. If a plan is determined to be actuarially equivalent to Medicare Part D, FSP FAS 106-2 requires plan sponsors to disclose the effect of the subsidy on the net periodic expense and the accumulated postretirement benefit obligation in their interim and annual financial statements for periods beginning after June 15, 2004. Plan sponsors who initially elected to defer accounting for the effects of the subsidy are allowed the option of retroactive application to the date of enactment or prospective application from the date of adoption. Under FSP FAS 106-1, Ambac elected to defer the accounting for the effects of the Act. However, Ambac believes that our plans are eligible for the subsidy and decided to adopt FSP FAS 106-2 in the third quarter of 2004 retroactive to January 1, 2004. The adoption of FSP FAS 106-2 did not have a material effect on Ambac's operating results.

Reclassifications: Certain reclassifications have been made to prior years' amounts to conform to the current year's presentation.

(Dollar Amounts in Thousands, Except Share Amounts)

3 INVESTMENTS

The amortized cost and estimated fair value of investments at December 31, 2004 and 2003 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2004:				
Fixed income securities:				
Municipal obligations	$ 6,017,682	$341,903	$ 7,395	$ 6,352,190
Corporate obligations	632,303	45,238	3,758	673,783
Foreign obligations	217,007	21,282	416	237,873
U.S. government obligations	123,499	1,923	101	125,321
U.S. agency obligations	829,886	50,666	4,310	876,242
Mortgage and asset-backed securities	5,605,098	42,471	11,760	5,635,809
Short-term	521,226	—	—	521,226
Other	3,731	773	270	4,234
	13,950,432	504,256	28,010	14,426,678
Fixed income securities pledged as collateral:				
Mortgage and asset-backed securities	345,195	209	3,662	341,742
Total	$14,295,627	$504,465	$31,672	$14,768,420
2003:				
Fixed income securities:				
Municipal obligations	$ 5,404,013	$336,424	$ 6,391	$ 5,734,046
Corporate obligations	1,029,950	62,655	6,374	1,086,231
Foreign obligations	156,901	20,942	664	177,179
U.S. government obligations	88,894	1,407	351	89,950
U.S. agency obligations	624,331	28,391	5,070	647,652
Mortgage and asset-backed securities	5,288,309	38,590	12,738	5,314,161
Short-term	250,382	—	—	250,382
Other	4,528	315	426	4,417
	12,847,308	488,724	32,014	13,304,018
Fixed income securities pledged as collateral:				
U.S. government obligations	12,209	53	—	12,262
Mortgage and asset-backed securities	649,837	3,497	4,174	649,160
	662,046	3,550	4,174	661,422
Total	$13,509,354	$492,274	$36,188	$13,965,440

Foreign obligations consist primarily of government issued securities which are denominated in either Pounds sterling, Euros or Australian dollars.

The amortized cost and estimated fair value of fixed income securities and short-term investments at December 31, 2004, by contractual maturity, were as follows:

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 596,739	$ 606,506
Due after one year through five years	1,023,984	1,055,447
Due after five years through ten years	1,768,158	1,832,337
Due after ten years	4,956,453	5,296,579
	8,345,334	8,790,869
Mortgage and asset-backed securities	5,950,293	5,977,551
	$14,295,627	$14,768,420

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

At December 31, 2004, the cost of 196 investments in fixed income securities exceeded their fair value by $31,672. There were no individual securities with material unrealized losses as of December 31, 2004 and 2003. The following table shows gross unrealized losses and fair values of Ambac's investments, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2004 and 2003:

	Less Than 12 Months		12 Months or More		Total	
Temporarily Impaired Securities	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
2004:						
Municipal obligations	$ 409,651	$ 4,586	$124,564	$ 2,809	$ 534,215	$ 7,395
Corporate obligations	58,082	588	33,754	3,170	91,836	3,758
Foreign obligations	8,516	13	56,995	403	65,511	416
U.S. government obligations	24,701	101	—	—	24,701	101
U.S. agency obligations	261,340	2,717	29,916	1,593	291,256	4,310
Mortgage and asset-backed securities	1,040,614	7,033	613,678	8,389	1,654,292	15,422
Other	151	3	852	267	1,003	270
Total temporarily impaired securities	$1,803,055	$15,041	$859,759	$16,631	$2,662,814	$31,672
2003:						
Municipal obligations	$ 433,907	$ 5,958	$ 6,509	$ 433	$ 440,416	$ 6,391
Corporate obligations	100,569	1,801	100,858	4,573	201,427	6,374
Foreign obligations	36,557	664	—	—	36,557	664
U.S. government obligations	50,210	351	—	—	50,210	351
U.S. agency obligations	308,446	5,070	—	—	308,446	5,070
Mortgage and asset-backed securities	1,277,315	15,184	165,998	1,728	1,443,313	16,912
Other	146	7	1,514	419	1,660	426
Total temporarily impaired securities	$2,207,150	$29,035	$274,879	$7,153	$2,482,029	$36,188

Of the $15,041 and $29,035 that have been in a gross unrealized loss position for less than a year, 100% and 99% are rated investment grade for 2004 and 2003, respectively. Of the $16,631 and $7,153 that have been in a gross unrealized loss position for a year or more, 98% are rated investment grade for 2004 and 2003. The unrealized loss on these securities reflects the current interest rate environment.

Management has determined that the unrealized losses on Ambac's investments in fixed income securities at December 31, 2004 are temporary in nature. Ambac conducts a review each quarter to identify and evaluate investments that have indications of possible impairment. An investment in a debt security is impaired if its fair value falls below its cost and the decline is considered "other than temporary." Factors considered when assessing impairment include: (i) securities whose fair values have declined by 20% or more below amortized cost; (ii) securities whose market values have declined by 5% or more below amortized cost for a continuous period of at least six months; (iii) recent downgrades by rating agencies; (iv) the financial condition of the issuer; (v) whether scheduled interest payments are past due; and (vi) whether Ambac has the ability and intent to hold the security for a sufficient period of time to allow for anticipated recoveries in fair value.

If we believe a decline in the value of a particular investment is temporary, we record the decline as an unrealized loss in Accumulated Other Comprehensive Income in Stockholders' Equity, net of income tax, on our Consolidated Balance Sheets. If we believe the decline is "other than temporary," we write down the carrying value of the investment and record a loss on our Consolidated Statements of Operations. Ambac's assessment of a decline in value includes management's current judgment of the factors noted above. If that judgment changes in the future, Ambac may ultimately record a loss after having originally concluded that the decline in value was temporary.

Securities carried at $6,644 and $6,959 at December 31, 2004 and 2003, respectively, were deposited by Ambac with governmental authorities or designated custodian banks as required by laws affecting insurance companies.

Net investment income from the Financial Guarantee segment was comprised of the following:

	2004	2003	2002
Fixed income securities	**$361,864**	$322,098	$297,741
Short-term investments	**2,465**	2,321	2,831
Loans	**1,638**	—	—
Total investment income	**365,967**	324,419	300,572
Investment expense	**(4,881)**	(3,330)	(3,275)
Net investment income	**$361,086**	$321,089	$297,297

The Financial Guarantee segment had gross realized gains of $46,627, $45,890 and $48,529 in 2004, 2003 and 2002, respectively, and gross realized losses of $16,623, $5,700 and $7,611 in 2004, 2003 and 2002, respectively. Included in the above is net foreign exchange gains of $5,654, $8,528 and $1,850 in 2004, 2003 and 2002, respectively. Net foreign exchange gains primarily resulted from sales of long-term foreign currency denominated securities in 2004 and 2003 and investments in short-term foreign currency denominated securities in 2002.

The Financial Services segment had gross realized gains of $11,217, $18,885 and $10,313 in 2004, 2003 and 2002, respectively, and gross realized losses of $4,129, $20,866 and $144,520 in 2004, 2003 and 2002, respectively. Included in 2003 and 2002 realized losses was an impairment write-down of $10,470 and $139,731, respectively, to the carrying value of asset-backed notes issued by National Century Financial Enterprises, Inc. ("NCFE"). These notes, which were rated triple-A until October 25, 2002, have defaulted and NCFE filed for protection under Chapter 11 of the U.S. Bankruptcy Code in November of 2002. The NCFE securities, which are

(Dollar Amounts in Thousands, Except Share Amounts)

backed by health care receivables, have been written down to approximately 14% of par value at December 31, 2003. As of December 31, 2004 NCFE is valued at 4% of par value due to cash received from the distribution of assets in the trust by the bankruptcy trustee. This value represents Ambac's best estimate of its future recovery from assets in the trust based on existing facts and circumstances and presumes no recovery from litigation. This loss was specific to the NCFE notes and had no impact on other investments held. There were no impairment write-downs during 2004.

Ambac routinely pledges and receives collateral related to certain business lines and/or transactions. The following is a description of those arrangements by collateral source:

(1) Securities purchased under agreements to resell (repurchase agreements)—In the normal course of business, Ambac holds securities under repurchase agreements with various counterparties. A portion of these securities has been pledged to Ambac's investment agreement counterparties (including counterparties with agreements structured as investment repurchase agreements). Such securities may not then be repledged by the investment agreement counterparty to another entity. Securities purchased under agreements to resell have also been pledged to certain interest rate swap and structured credit derivative counterparties. Under the terms of these derivative agreements, Ambac and its counterparties may be required to pledge collateral to the other resulting from changes in the estimated fair value of those agreements. Both Ambac and the counterparties have identical rights to pledge or rehypothecate the securities received under these derivative agreements.

(2) Securities held in Ambac's investment portfolio—Ambac pledges investments it holds in its Financial Services investment portfolio to both investment and payment agreement counterparties and derivative counterparties in accordance with the terms and conditions described in (1) above. Ambac has also sold securities in its Financial Services investment portfolio under agreements to repurchase (reverse repurchase agreements). Ambac's counterparties under derivative agreements and reverse repurchase agreements have the right to pledge or rehypothecate the securities, which were pledged or sold, respectively. Consequently, securities held in Ambac's investment portfolio which are pledged or sold under reverse repurchase and derivative agreements, respectively, are separately classified on the Consolidated Balance Sheet as "Fixed income securities pledged as collateral, at fair value."

(3) Cash and Securities pledged to Ambac under derivative agreements—Ambac may repledge securities it holds from certain derivative counterparties as described in (1) above, to other derivative counterparties in accordance with its rights and obligations under those agreements.

The following table presents (i) the sources of collateral either received from various counterparties where Ambac is permitted to sell or re-pledge or directly held in the investment portfolio, and (ii) how that collateral was pledged to various investment and payment agreement, derivative and reverse repurchase agreement counterparties at December 31, 2004 and 2003:

		Collateral Pledged		
	Fair Value of Cash and Underlying Securities	Fair Value of Securities Pledged to Investment and Payment Agreement Counterparties	Fair Value of Cash and Securities Pledged to Derivative Counterparties	Fair Value of Securities Sold Under Agreements to Repurchase
2004:				
Sources of Collateral:				
Securities purchased under agreements to resell	$ 699,415	$ 439,573	$ 14,199	$ —
Securities pledged directly from the investment portfolio	726,213	384,471	—	341,742
Cash and securities pledged from its derivative counterparties	153,143	—	109,044	—
2003:				
Sources of Collateral:				
Securities purchased under agreements to resell	$ 421,904	$ 322,887	$ 86,197	$ —
Securities pledged directly from the investment portfolio	2,963,653	2,302,231	52,558	608,864
Cash and securities pledged from its derivative counterparties	151,539	—	97,586	—

4 LOANS

In the normal course of business, Ambac primarily extended loans for the following purposes:

Structured Municipal Transactions: Loans have been extended to customers participating in certain structured municipal transactions. The loans are collateralized with cash in amounts adequate to repay the loan balance. Equipment and other assets underlying the transactions serve as additional collateral for the loans. Ambac acts as the payment custodian and holds the funds posted as collateral. At December 31, 2004 and 2003, the loan balances outstanding and collateral held were $648,631 and $672,200, respectively. As of December 31, 2004 and 2003, the interest rates on these loans ranged from 6.25% to 8.06% and from 6.25% to 8.42%, respectively. The range of expected final maturity dates of these loans is January 2013 to January 2027 as of December 31, 2004.

Project Financing: Ambac has purchased loans which finance an infrastructure project that are secured by the assets underlying the project. As of December 31, 2004, Ambac has sold these loans at a realized loss of $1,989. As of December 31, 2003, Ambac had outstanding loan balances of $159,644 with interest rates ranging from 3.39% to 5.18%. The range of expected maturity dates of these loans is July 2014 to July 2019 as of December 31, 2003.

Investment Partnerships: Ambac has senior secured short-term loans outstanding to certain investment partnerships which invest in diversified portfolios of assets, primarily high-yield debt obligations and bank loans. The loans are collateralized with a first priority lien and security interest in the invested assets. As of December 31, 2004, Ambac had outstanding loan balances of $21,478 with interest rates ranging from 3.07% to 3.34%. The range of maturity dates for these loans was February 2005 to April 2005. As of December 31, 2003, Ambac had outstanding loan balances of $6,137 with interest rates ranging from 2.25% to 2.28%. The range of maturity dates for these loans was January 2004 to February 2004.

Refer to Note 10 for additional information on loans issued by entities consolidated under the provisions of FIN 46.

5 REINSURANCE

In the ordinary course of business, Ambac Assurance cedes exposures under various reinsurance contracts primarily designed to minimize losses from large risks and to protect capital and surplus. The effect of reinsurance on premiums written and earned was as follows:

Years Ended December 31,	2004		2003		2002	
	Written	**Earned**	Written	Earned	Written	Earned
Direct	**$1,009,243**	**$777,677**	$1,114,445	$ 692,170	$ 871,070	$515,119
Assumed	**38,568**	**38,059**	29,258	36,958	32,962	41,486
Ceded	**(70,946)**	**(99,077)**	(138,146)	(108,811)	(113,542)	(85,071)
Net premiums	**$ 976,865**	**$716,659**	$1,005,557	$ 620,317	$ 790,490	$471,534

The reinsurance of risk does not relieve Ambac Assurance of its original liability to its policyholders. In the event that any of Ambac Assurance's reinsurers are unable to meet their obligations under reinsurance contracts, Ambac Assurance would, nonetheless, be liable to its policyholders in the full amount of its policy.

Ambac Assurance's reinsurance assets, including prepaid reinsurance and reinsurance recoverables on losses amounted to $314,095 at December 31, 2004. This credit exposure existed at December 31, 2004 with respect to reinsurance recoverables to the extent that any reinsurer may not be able to reimburse Ambac Assurance under the terms of these reinsurance arrangements. At December 31, 2004, approximately 30% of the reinsurance assets were due from unauthorized reinsurers. In order to obtain statutory recognition, all of these amounts were collateralized ($214,525 of collateral at December 31, 2004). The collateral can be drawn on for amounts that remain unpaid beyond specified time periods on an individual reinsurer basis. The remaining 70% of the reinsurance assets were from authorized reinsurers. The terms authorized and unauthorized pertain to regulatory categories, not credit worthiness. Approximately 85% of the balances with respect to authorized reinsurers are from reinsurers rated AA or better, as rated by Standard and Poor's. This rating is a measure of financial strength.

To minimize exposure to significant losses from reinsurers, Ambac Assurance (i) monitors the financial condition of its reinsurers; (ii) has collateral provisions in certain reinsurance contracts; and (iii) has certain termination triggers that can be exercised by Ambac Assurance in the event of a rating downgrade of a reinsurer. For the years ended December 31, 2004, 2003 and 2002, reinsurance recoveries, which reduced loss and loss expenses incurred, amounted to $2,581, $4,041 and $1,334, respectively. Reinsurance recoverables on paid losses and loss expenses as of December 31, 2004 and 2003 were $266 and $495, respectively. Ambac Assurance pledged cash and fixed income securities to foreign insurers of $15,086 and $13,584 at December 31, 2004 and 2003, respectively, related to business assumed from those insurers.

(Dollar Amounts in Thousands, Except Share Amounts)

6 LOSSES AND LOSS EXPENSE RESERVE

As discussed in Note 2, Ambac Assurance's liability for losses and loss expenses consists of case basis and active credit reserves. Following is a summary of the activity in the case basis credit and active credit reserve accounts and the components of the liability for loss and loss expense reserves:

	2004	2003	2002
Case basis loss and loss expense reserves:			
Balance at January 1	$ 57,233	$ 53,592	$ 24,384
Less: reinsurance recoverables	2,535	4,600	1,021
Net balance at January 1	54,698	48,992	23,363
Transfers from active credit reserves:			
Current year	40,215	25,361	36,365
Prior years	40,765	14,403	(1,480)
Total transfers from active credit reserves	80,980	39,764	34,885
Paid (net of recoveries) related to:			
Current year	214	9,825	5,740
Prior years	18,709	24,233	3,516
Total paid	18,923	34,058	9,256
Net balance at December 31	116,755	54,698	48,992
Plus reinsurance recoverables	16,499	2,535	4,600
Balance at December 31	133,254	57,233	53,592
Active credit reserve:			
Balance at January 1	132,181	118,545	126,730
Provision for losses	69,600	53,400	26,700
Transfers to case reserves	(80,980)	(39,764)	(34,885)
Balance at December 31	120,801	132,181	118,545
Total	$254,055	$189,414	$172,137

During 2004, 2003 and 2002, gross losses paid were $55,321, $45,621 and $11,143, respectively. During 2004, 2003 and 2002, recoveries from reinsurers for paid losses were $2,769, $4,041 and $1,334, respectively. During 2004, 2003 and 2002, other recoveries of losses were $33,628, $7,522 and $553, respectively.

The provision for losses and loss expenses represents the expense recorded to bring the total reserve (active credit and case basis credit) to a level determined by management to be adequate for losses inherent in the non-derivative financial guaranty insurance portfolio as of the reporting date. The provision for losses of $69,600 is the amount recorded as loss and loss expenses in the Consolidated Statements of Operations. Provisions are recognized through the active credit reserve based on the ongoing analysis of the portfolio as discussed in Note 2. Upon default of the underlying credit, the reserve is transferred from active credit reserves to case basis credit reserves. Additional provisions for losses upon further credit deterioration of a defaulted exposure are initially recorded in active credit reserve and subsequently transferred to case basis credit reserve. The 2004 provision for losses was primarily impacted by two credits. The first credit is a domestic health care institution, which defaulted in a prior year and continues to experience significant financial stress. Ambac's gross exposure to this credit amounts to approximately $73,000 at December 31, 2004. There is no reinsurance for this exposure. At December 31, 2004, $40,000 of case basis credit reserves were held for this health care exposure. During 2004, $25,000 of additional provision for losses was recorded for this transaction based on our analysis of deteriorating financial information. Ambac is closely surveilling the credit and is in frequent communication with management. Ambac believes the primary factor causing the loss on this exposure is the competitive local environment for health care delivery and the resulting impact on revenue generation. The second credit is an enhanced equipment trust certificate ("EETC") securitization. This transaction is secured by seven commercial aircraft, including the lease income generated by leases of the aircraft to a commercial airline. During 2004, the airline leasing the aircraft filed for bankruptcy and defaulted on its lease obligations. Ambac insured the most senior debt layer of the transaction and has gross exposure to this transaction of approximately $174,000. The exposure net of reinsurance is approximately $127,000. At December 31, 2004, approximately $55,000 of gross case reserves were held for this EETC exposure ($40,000, net of reinsurance). Provision for losses of $40,000 was recorded during 2004 to reflect the deterioration of this exposure. A reduction of any of the outstanding exposure is entirely dependent upon the value of the aircraft collateral underlying the transaction. Ambac is entitled to direct that the aircraft be sold outright or leased and the related proceeds would be used to reduce the exposure outstanding. Aircraft valuations have declined sharply over recent years. Management believes the primary factor that has adversely impacted collateral values is the severely distressed financial condition of the airline industry. The airline industry has been adversely impacted by several factors including the September 11 terror attacks on the United States and the related adverse impact it had on passenger demand. Other important factors adversely impacting the airline industry include high fuel costs and intense price competition.

7 LONG-TERM DEBT AND LINES OF CREDIT

Long-term Debt: The carrying value of long-term debt was as follows:

As of December 31,	2004	2003
9⅜% Debentures, due 2011	$ 142,219	$142,176
7½% Debentures, due 2023	74,620	74,599
7.00% Debentures, due 2051	200,000	200,000
5.95% Debentures, due 2103	200,000	200,000
5.875% Debentures, due 2103	175,000	175,000
Total Debentures	791,839	791,775
Variable interest entity notes	1,074,368	189,151
Total long-term debt	$1,866,207	$980,926

The debentures due on August 1, 2011 were issued on August 8, 1991 in the principal amount of $150,000 and bear interest of 9⅜%, payable on February 1 and August 1 of each year and are non-callable. In July 2001, Ambac extinguished $7,500, thereby reducing the principal amount of the debt to $142,500.

The debentures due on May 1, 2023 were issued on May 11, 1993 in the principal amount of $75,000 and bear interest of 7⅛%, payable on May 1 and November 1 of each year and are non-callable.

The debentures due on October 17, 2051 were issued on October 18, 2001 in the principal amount of $200,000 and bear interest of 7.00%, payable on March 31, June 30, September 30 and December 31 of each year. The debentures may not be redeemed prior to October 17, 2006 and were sold at 100% of their principal amount. On or after October 17, 2006, Ambac may redeem the debentures, in whole at any time or in part from time to time, at 100% of their principal amount, plus accrued interest to the date of redemption.

The debentures due on February 28, 2103 were issued on February 28, 2003 in the principal amount of $200,000 and bear interest of 5.95%, payable on March 31, June 30, September 30 and December 31 of each year. The debentures may not be redeemed prior to February 28, 2008. On or after February 28, 2008, Ambac may redeem the debentures at 100% of their principal amount, plus accrued interest to the date of redemption. Ambac may also shorten the maturity of the debentures or redeem all of the debentures at 100% of their principal amount, plus accrued interest, in the event of certain changes involving United States federal income taxation.

The debentures due on March 24, 2103 were issued on March 24, 2003 in the principal amount of $175,000 and bear interest of 5.875%, payable on March 31, June 30, September 30 and December 31 of each year beginning June 30, 2003. The debentures may not be redeemed prior to March 24, 2008. On or after March 24, 2008, Ambac may redeem the debentures at 100% of their principal amount, plus accrued interest to the date of redemption. Ambac may also shorten the maturity of the debentures or redeem all of the debentures at 100% of their principal amount, plus accrued interest, in the event of certain changes involving United States federal income taxation.

The variable interest entity notes were issued by consolidated VIEs. Ambac is the primary beneficiary of these VIEs as a result of providing financial guarantees on the variable interest notes. Consequently, Ambac has consolidated these variable interest entity notes and all other assets and liabilities of these VIEs. Ambac is not primarily liable for the debt obligations of these entities. Ambac would only be required to make these payments on these debt obligations in the event that the issuer defaults on any principal or interest due. Ambac's creditors do not have rights with regard to the assets of these VIEs. Please refer to Note 10 for a detailed description of the variable interest entity notes.

Credit Facilities: Ambac and Ambac Assurance have a revolving credit facility with six major international banks for $300,000, which expires in July 2005 and provides a two-year term loan provision. The facility is available for general corporate purposes, including the payment of claims. As of December 31, 2004, no amounts were outstanding under this credit facility. This facility's financial covenants require that Ambac: (i) maintain as of the end of each fiscal quarter a debt to capital ratio of not more than 30% and (ii) maintain at all times total stockholders' equity equal to or greater than $2.0 billion. At December 31, 2004, Ambac met all of these requirements. Prior to July 2004, Ambac and Ambac Assurance had a revolving credit facility with eight major international banks for $300,000. During 2004 and 2003, Ambac paid $481 and $457, respectively, for these credit facilities.

Ambac Assurance has a series of perpetual put options on its own preferred stock. The counterparty to these put options are trusts established by a major investment bank. The trusts were created as a vehicle for providing capital support to Ambac Assurance by allowing Ambac Assurance to obtain immediate access to new capital at its sole discretion at any time through the exercise of the put option. If the put option were exercised, Ambac Assurance would receive up to $800,000 in return for the issuance of its own perpetual preferred stock, the proceeds of which may be used for any purpose including the payment of claims. The preferred stock would give investors the rights of an equity investor in Ambac Assurance. Such rights are subordinate to insurance claims, as well as to the general unsecured creditors of Ambac Assurance. Dividend payments on the preferred stock are cumulative only if Ambac Assurance pays dividends on its common stock. Each trust is restricted to holding high quality short-term commercial paper investments to ensure that it can meet its obligations under the put option. To fund these investments, each trust has issued its own auction market perpetual securities. Ambac Assurance pays a put option fee. Each trust is rated AA/Aa2 by Standard & Poor's and Moody's respectively. During 2004 and 2003 Ambac paid put option fees of $4,698 and $4,671, respectively, which is recorded in adjusted paid-in capital on the consolidated financial statements.

From time to time Ambac accesses the capital markets to support the growth of its businesses. In April 2003, Ambac filed Form S-3 with the SEC utilizing a "shelf" registration process. Under this process, Ambac may issue up to $500 million of the securities described in the prospectus filed as part of the registration, namely, common stock, preferred stock and debt securities of Ambac.

8 OBLIGATIONS UNDER INVESTMENT AND PAYMENT AGREEMENTS

Obligations under investment agreements, including those structured in the form of repurchase contracts, are recorded on a trade-date basis. Certain obligations may be called at various times prior to maturity at the option of the counterparty. As of December 31, 2004, the interest rates on these agreements ranged from 1.10% to 8.08% with an average yield of 3.22%. As of December 31, 2003, the interest rates on these agreements ranged from 1.07% to 8.08% with an average yield of 3.41%. Obligations under investment agreements and investment repurchase agreements, excluding fair value hedge adjustments, were as follows:

As of December 31,	2004	2003
Settled	**$6,058,282**	$6,021,221
Unsettled	—	—
	$6,058,282	$6,021,221

(Dollar Amounts in Thousands, Except Share Amounts)

Net payments due under settled investment agreements in each of the next five years ending December 31, and the periods thereafter, based on expected draw dates, are as follows:

	Principal Amount
2005	$1,142,049
2006	507,827
2007	1,006,212
2008	834,184
2009	277,610
All later years	2,290,400
	$6,058,282

Obligations under payment agreements represent funds received by Ambac from certain municipal customers. These funds serve as collateral for loans extended by Ambac in connection with certain structured municipal transactions. In connection with these transactions, Ambac is obligated to make periodic agreed upon payments. As of December 31, 2004 and 2003, the interest rates on these obligations ranged from 6.25% to 8.06% and from 6.25% to 8.42%, respectively. Net payments due under payment agreements in each of the next five years ending December 31, and the periods thereafter, based on contractual payment dates, are as follows:

	Principal Amount
2005	$ 17,200
2006	21,611
2007	23,425
2008	31,427
2009	21,702
All later years	533,266
	$648,631

9 INCOME TAXES

Ambac's provision for income taxes charged to income from continuing operations is comprised of the following:

	2004	2003	2002
Current taxes	**$230,952**	$228,305	$182,051
Deferred taxes	**19,990**	(6,815)	(50,648)
	$250,942	$221,490	$131,403

The total effect of income taxes on income and stockholders' equity for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
Total income taxes charged to income from continuing operations	**$250,942**	$221,490
Total income taxes (credited) charged to discontinued operations	**(60)**	2,208
Total charged to net income	**250,882**	223,698
Income taxes charged (credited) to stockholders' equity:		
Unrealized gains (losses) on investment securities	**6,763**	(5,014)
Unrealized gains on derivative hedges	**11,879**	2,710
Exercise of stock options	**(29,545)**	(23,414)
Total credited to stockholders' equity	**(10,903)**	(25,718)
Total effect of income taxes	**$239,979**	$197,980

The tax provisions in the accompanying Consolidated Statements of Operations reflect effective tax rates differing from prevailing Federal corporate income tax rates. The following is a reconciliation of these differences:

	2004	%	2003	%	2002	%
Tax on income from continuing operations at statutory rate	**$341,874**	**35.0%**	$297,356	35.0%	$197,166	35.0%
Reductions in expected tax resulting from:						
Tax-exempt interest	**(79,564)**	**(8.1)**	(73,652)	(8.7)	(63,211)	(11.2)
Release of tax reserves	**(8,250)**	**(0.8)**	—	0.0	—	0.0
Other, net	**(3,118)**	**(0.4)**	(2,214)	(0.2)	(2,552)	(0.6)
Tax expense on income from continuing operations	**$250,942**	**25.7%**	$221,490	26.1%	$131,403	23.2%

The release of tax reserves relates to the expiration of the statute of limitations of an earlier tax year.

The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets at December 31, 2004 and 2003 are presented below:

	2004	2003
Deferred tax liabilities:		
Contingency reserve	$ 306,957	$ 266,957
Unrealized gains on bonds	163,671	145,030
Deferred acquisition costs	71,141	62,835
Unearned premiums and credit fees	85,653	60,121
Investments	6,580	5,823
Other	3,020	7,199
Total deferred tax liabilities	637,022	547,965
Deferred tax assets:		
Tax and loss bonds	271,371	231,371
Loss reserves	43,834	46,814
Compensation	38,405	39,114
Investment impairment loss	52,570	52,570
Other	13,469	7,038
Sub-total deferred tax assets	419,649	376,907
Valuation allowance	—	—
Total deferred tax assets	419,649	376,907
Net deferred tax liabilities	$(217,373)	$(171,058)

Ambac believes that no valuation allowance is necessary in connection with the deferred tax assets. It is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

10 SPECIAL PURPOSE ENTITIES AND VARIABLE INTEREST ENTITIES

Ambac has involvement with special purpose entities, including VIEs in the following ways. First, Ambac is a provider of financial guarantee insurance for various securitized asset-backed debt obligations. Second, Ambac has sponsored two special purpose entities that issue medium-term notes ("MTNs") to fund the purchase of certain financial assets. As discussed in detail below, these Ambac sponsored special purpose entities are considered Qualifying Special Purpose Entities ("QSPEs"). Lastly, Ambac has a beneficial interest in a variable interest entity that purchases fixed rate municipal bonds with proceeds from the issuance of floating rate short term beneficial interests as discussed in detail below.

Financial Guarantees: Ambac provides financial guarantee insurance to securitized asset-backed debt obligations of special purpose entities, including VIEs. Ambac's primary variable interest exists through this financial guarantee insurance contract. The transaction structure provides certain financial protection to Ambac. This financial protection can take several forms, however, the most common are over-collateralization, first loss retention and excess spread. In the case of over-collateralization (i.e., the principal amount of the securitized assets exceeds the principal amount of the structured finance obligations guaranteed by Ambac Assurance), the structure allows the transaction to experience defaults among the securitized assets before a default is experienced on the structured finance obligations that have been guaranteed by Ambac. In the case of first loss retention, the financial guarantee insurance policy only covers a senior layer of losses on debt issued by special purpose entities, including VIEs. The first loss with respect to the assets is either retained by the seller or sold off in the form of equity or mezzanine debt to other investors. In the case of excess spread, the financial assets contributed to special purpose entities, including VIEs, generate interest cash flows that are in excess of the interest payments on the related debt. All or a portion of this excess spread accumulates and is available to absorb losses in the transaction or is applied to create over-collateralization.

As of December 31, 2004, Ambac is the primary beneficiary and therefore consolidated VIEs under three transactions, as a result of providing financial guarantees to these entities. Ambac consolidated these entities since the structural financial protections are outside the VIEs. These structural protections, had they existed inside the VIEs, would have absorbed a majority of the VIEs' expected losses and consequently Ambac would not have consolidated these entities. All consolidated VIEs are bankruptcy remote special purpose financing entities created to facilitate the sale of notes guaranteed by Ambac Assurance. Ambac is not primarily liable for the debt obligations of these entities. Ambac would only be required to make payments on these debt obligations in the event that the issuer defaults on any principal or interest due. Additionally, Ambac's creditors do not have rights with regard to the assets of these VIEs.

Proceeds from the note issuance of the first VIE transaction, which closed in 2002, were used to purchase senior mortgage-backed floating rate notes of a Korean mortgage-backed securities issuer. Protections afforded Ambac Assurance in this transaction were in the form of a reserve fund and the issuance of subordinated debt. Ambac Assurance will pay claims under its financial guarantee only in the event that losses on the mortgage assets of the Korean issuer reduce the reserve fund to zero and exceed the principal amount of the subordinated notes. Total long-term debt outstanding under this note issuance was $119,504 with a maturity date of December 3, 2022 and a variable rate of interest which was 2.30% and 1.64% at December 31, 2004 and 2003, respectively.

Proceeds from the note issuances of the other transactions, both of which closed in 2004, were used to purchase notes issued by special purpose reinsurance companies in connection with their reinsurance of defined blocks of life insurance contracts. Protections afforded Ambac Assurance were in the form of capital contributed to the reinsurance companies and the issuance of subordinated debt by the VIEs. Ambac Assurance will pay claims under its financial guarantees in these transactions if cash flows generated under the reinsurance agreements and the proceeds from the contributed capital and subordinated debt are insufficient to repay the noteholders. Total debt outstanding under these note issuances were $954,864 at December 31, 2004, with maturity dates ranging from April 15, 2016 to February 4, 2025. At December 31, 2004 the interest rate on these notes ranged from 2.38% to 5.11%. Under one of these transactions, Ambac is subject to potential consolidation of an additional $350,000 of assets and liabilities in connection with future utilization of the VIE by the reinsurer.

(Dollar Amounts in Thousands, Except Share Amounts)

The following table provides supplemental information about the combined assets and liabilities associated with the VIEs discussed above. The assets and liabilities of these VIEs are consolidated into the respective Balance Sheet captions.

At December 31,	2004	2003
Assets:		
Cash	$ 690	$ 90
Loans	727,294	—
Investment in fixed income securities	346,111	189,151
Investment income due and accrued	2,315	241
Total	$1,076,410	$189,482
Liabilities:		
Long-term debt	$1,074,368	$189,151
Other liabilities	2,042	331
Total	$1,076,410	$189,482

Disclosures made in Note 3, "Investments," include investments in fixed income securities for all three VIE transactions. At December 31, 2004, the loan balance outstanding for one VIE transaction was $727,294 with a fixed interest rate of 4.906% and an expected final maturity date of April 2011.

Qualified Special Purpose Entities: Ambac has transferred financial assets to two special purpose entities. The business purpose of these entities is to provide certain financial guarantee clients with funding for their debt obligations. These entities meet the characteristics of QSPEs in accordance with Statement of Financial Accounting Standards 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). QSPEs are not subject to the requirements of FIN 46-R and accordingly are not consolidated in Ambac's financial statements. The QSPEs are legal entities that are demonstrably distinct from Ambac. Ambac, its affiliates or its agents cannot unilaterally dissolve the QSPEs. The QSPEs permitted activities are limited to those outlined below.

As of December 31, 2004, there have been 14 individual transactions (one in 2004) processed through the QSPEs of which 10 are outstanding. In each case, Ambac sells fixed income debt obligations to the QSPEs. These transactions are true sales based upon the bankruptcy remote nature of the QSPE and the absence of any agreement or obligation for Ambac to repurchase or redeem assets of the QSPE. The purchase by the QSPE is financed through the issuance of MTNs, which are collateralized by the purchased assets. The cash flows of the MTNs approximately match the cash flows of the assets purchased. Derivative contracts (interest rate and currency swaps) may be used for hedging purposes only. Derivative hedges are established at the time MTNs are issued to purchase financial assets. The activities of the QSPEs are contractually limited to purchasing assets from Ambac, issuing MTNs to fund such purchase, executing derivative hedges and related administrative services. Ambac Assurance may issue a financial guarantee insurance policy on the assets sold, the MTNs issued or both. As of December 31, 2004, Ambac Assurance had financial guarantee insurance policies issued for all assets and MTNs owned and outstanding by the QSPEs.

Ambac's exposures under these financial guarantee insurance policies as of December 31, 2004 and December 31, 2003 are included in the disclosure in Note 15 "Guarantees in Force." Pursuant to the terms of Ambac Assurance's insurance policy, insurance premiums are paid to Ambac Assurance by the QSPEs and are earned in a manner consistent with other insurance policies, over the risk period. Any losses incurred would be included in Ambac's Consolidated Statements of Operations. Under the terms of an Administrative Agency Agreement, Ambac provides certain administrative duties, primarily collecting amounts due on the obligations and making interest payments on the MTNs.

Assets sold to the QSPEs during 2004, 2003 and 2002 were $195,000, $250,000 and $350,000, respectively. No gains or losses were recognized on these sales. As of December 31, 2004, the estimated fair value of financial assets, MTN liabilities and derivative hedge liabilities were $2,011,868, $1,820,918 and $171,378, respectively. When market quotes are not available, estimated fair value is determined utilizing valuation models. These models include estimates, made by Ambac management, which utilize current market information. The valuation results from these models could differ materially from amounts that would actually be realized in the market. Ambac Assurance received gross premiums for issuing financial guarantee policies on the assets, MTNs and derivative contracts of $6,042, $5,278 and $19,255 for the years ended December 31, 2004, 2003 and 2002, respectively. Ambac also received fees for providing other services amounting to $393, $461 and $80 for 2004, 2003 and 2002, respectively.

VIE Beneficial Interest: Ambac owns a beneficial interest in a special purpose entity that meets the definition of a VIE. This entity has issued floating rate beneficial interests to investors and invested the proceeds in fixed income municipal investment securities. These beneficial interests are directly secured by the related municipal investment securities. Ambac is the primary beneficiary of this entity as a result of its beneficial interest. The fixed income municipal investment securities, which are reported as Investments in fixed income securities, at fair value on the Consolidated Balance Sheets, were $257,300 and $254,756 as of December 31, 2004 and 2003. The beneficial interests issued to third parties, are reported as Obligations under investment and payment agreements on the Consolidated Balance Sheets, were $249,140 and $249,810 as of December 31, 2004 and 2003. As of December 31, 2004 and 2003, the interest rates on these beneficial interests ranged from 0.87% to 2.03% and from 0.68% to 1.42%, respectively.

11 PENSION AND POSTRETIREMENT BENEFITS

Pensions: Ambac has a defined benefit pension plan covering substantially all employees of Ambac. The benefits are based on years of service and the employee's highest salary during five consecutive years of employment within the last ten years of employment. Ambac's funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. Contributions for 2005 are estimated to be approximately $1,000. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future.

The table below sets forth a reconciliation of the beginning and ending projected benefit obligation, beginning and ending balances of the fair value of plan assets, and the funded status of the plan as of December 31, 2004 and 2003.

	2004	2003
Accumulated Benefit Obligations at End of Year:	**$19,304**	$17,255
Change in Projected Benefit Obligation:		
Projected benefit obligation at beginning of year	**$23,037**	$18,030
Service cost	**1,697**	1,653
Interest cost	**1,284**	1,151
Actuarial (gain) loss	**(266)**	2,447
Benefits paid	**(323)**	(244)
Projected benefit obligation at end of year	**$25,429**	$23,037
Change in Plan Assets:		
Fair value of plan assets at beginning of year	**$21,998**	$12,521
Actual return on plan assets	**2,843**	4,021
Company contributions	**2,300**	5,700
Benefits paid	**(323)**	(244)
Fair value of plan assets at end of year	**$26,818**	$21,998
Funded status	**$ 1,389**	$ (1,039)
Unrecognized loss	**4,342**	5,566
Unrecognized prior service cost	**(70)**	(118)
Prepaid pension asset	**$ 5,661**	$ 4,409

Ambac employs a total return investment approach whereby a mix of equity and bond mutual funds are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The plan strives to have diversification so that adverse or unexpected results from one security class will not have an unduly detrimental impact on the entire portfolio. The investment policy establishes a target allocation for each class which is rebalanced as deemed necessary. Target asset allocations are 40% large capitalization U.S. equity index mutual funds, 30% U.S. bond index mutual funds, 20% international equity mutual funds and 10% small capitalization U.S. equity mutual funds.

The fair value of total plan assets at December 31, 2004 and 2003 by asset category were as follows:

	2004	2003
Equity mutual funds	**74%**	72%
Bond mutual funds	**26%**	28%
	100%	100%

Net pension costs for 2004, 2003 and 2002 included the following components:

	2004	2003	2002
Service cost	**$ 1,697**	$ 1,653	$ 1,397
Interest cost	**1,283**	1,151	992
Expected return on plan assets	**(2,027)**	(1,664)	(1,289)
Amortization of prior service cost	**(144)**	(131)	(131)
Recognized net loss	**102**	37	—
Other	**136**	—	—
Net periodic pension cost	**$ 1,047**	$ 1,046	$ 969

The following assumptions were used to determine the projected benefit obligation at the measurement date (December 31, 2004) and the net periodic pension cost for the year:

Projected Benefit Obligation:	2004	2003
Discount rate	**5.75%**	6.00%
Rate of compensation increase	**4.50%**	4.50%

Net Periodic Pension Cost:	2004	2003	2002
Discount rate	**6.00%**	6.50%	7.00%
Expected long-term return on plan assets	**8.75%**	8.75%	8.75%
Rate of compensation increase	**4.50%**	4.50%	4.50%

The return on plan assets reflects the weighted-average of the expected long-term rates of return for the security classes of investments. Consideration is given for historical returns and current economic conditions.

Postretirement Health Care and Other Benefits: Ambac provides certain medical and life insurance benefits for retired employees and eligible dependents. All plans are contributory. None of the plans are currently funded.

Postretirement benefits expense was $207, $171 and $119 in 2004, 2003 and 2002, respectively. The unfunded accumulated postretirement benefit obligation was $3,264 and the related accrued postretirement liability was $3,537 as of December 31, 2004.

The assumed health care cost trend rates range from 10.5% in 2005, decreasing ratably to 6% in 2010. Increasing the assumed health care cost trend rate by one percentage point in each future year would increase the accumulated postretirement benefit obligation at December 31, 2004, by $797 and the 2004 benefit expense by $118. Decreasing the assumed health care cost trend rate by one percentage point in each future year would decrease the accumulated postretirement benefit obligation at December 31, 2004 by $517 and the 2004 benefit expense by $94. The discount rate used to measure the accumulated postretirement benefit obligation was 5.75% and 6.0% for 2004 and 2003, respectively.

(Dollar Amounts in Thousands, Except Share Amounts)

The following table sets forth projected benefit payments from Ambac's defined benefit pension and postretirement plans and reflects expected future service where appropriate:

	Amount
2005	$ 598
2006	696
2007	763
2008	849
2009	970
All later years	7,319
	$11,195

12 INCENTIVE PLANS

The Ambac 1997 Equity Plan (the "Equity Plan") provides for the granting of stock options, stock appreciation rights, restricted stock units ("RSUs"), performance units and other awards that are valued or determined by reference to the Common Stock. Ambac also maintains the Ambac 1997 Non-Employee Directors Equity Plan, which provides awards of stock options and restricted stock units to non-employee members of the Ambac's Board of Directors. As of December 31, 2004, approximately 8,820,475 shares were available for future grant under the Equity Plan and the Directors Equity Plan. The number of options and their exercise price, and the number of restricted stock units awarded to each non-employee director under the Directors Equity Plan are determined by formula.

Stock Options: Stock options awarded to employees are exercisable and expire as specified at the time of grant. Such options do not have a per share exercise price less than the fair market value of a share of Common Stock on the date of grant or have a term in excess of ten years from the date of the grant. All employee stock option agreements provide that vesting is accelerated in certain circumstances, such as upon retirement or death. A summary of option activity is as follows:

	2004		2003		2002	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**5,812,402**	**$48.59**	6,623,063	$42.08	6,302,745	$34.66
Granted	**477,206**	**$73.74**	1,629,595	$58.24	1,565,192	$59.09
Exercised	**(1,655,077)**	**$41.25**	(2,022,010)	$33.52	(1,128,095)	$23.58
Forfeited	**(83,211)**	**$57.69**	(418,246)	$55.97	(116,779)	$52.66
Outstanding at end of year	**4,551,320**	**$43.54**	5,812,402	$48.59	6,623,063	$42.08
Exercisable	**3,112,253**		2,722,567		4,256,091	

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2004	Weighted Average Remaining Contract Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2004	Weighted Average Exercise Price
$13 to 35	551,744	1.9	$30.18	551,744	$30.18
$36 to 55	1,026,900	2.4	$45.07	1,024,900	$45.18
$56 to 78	2,972,676	4.6	$61.04	1,535,609	$59.50
	4,551,320			3,112,253	

Refer to Note 2 for a further description of the accounting for common stock incentives and a presentation of the effect on net income and earnings per share. The fair values of stock based awards are based on assumptions determined at the grant date.

The weighted-average fair value (determined as of the date of the grants) of options granted in 2004, 2003 and 2002 was $16.93 per share, $14.13 per share, and $20.64 per share, respectively. The fair value of each option grant issued was estimated as of the date of the grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2004, 2003 and 2002:

	2004	2003	2002
Risk-free interest rate	2.6%	2.3%	4.2%
Expected volatility	28.0%	31.5%	31.9%
Dividend yield	0.60%	0.70%	0.61%
Expected life	4 years	4 years	5 years

Annual Incentive Program: Ambac has an annual incentive program (the "Program") that makes available to all eligible employees awards that are based upon the performance of Ambac, the performance of the employee's department and the performance of the employee. The Program awards consist of cash and RSUs for all employees and, in lieu of a predetermined percentage of cash, RSUs that may be granted to officers at the level of Managing Director and above. RSUs granted in lieu of the first twenty-five percent of the cash award are granted at a twenty-five percent discount to the average of the high and low of Ambac common stock on the date of grant. An eligible employee can elect to defer more than twenty-five percent of their cash award in the form of RSUs, however, the aforementioned discount does not apply. RSUs granted in lieu of the cash award vest equally over three years. The RSUs representing the twenty-five percent discount vest on the fourth anniversary of the date of grant. Prior to vesting, the RSUs cannot be sold or transferred by the participant and are subject to cancellation if the participant's employment is terminated. All RSU agreements provide that vesting is accelerated in certain circumstances, such as retirement or death. Of the total RSUs outstanding at December 31, 2004 (i) 467,149 units require future service as a condition to the delivery of the underlying shares of common stock and (ii) 1,220,624 units did not require future service. The expense of the cash component of the program for the years ended December 31, 2004, 2003 and 2002 amounted to $37,447, $33,346 and $30,775, respectively.

Information with respect to the RSU awards is as follows:

	2004	2003	2002
RSUs Awarded	380,779	103,151	77,811
Weighted average fair value per share	$ 73.65	$ 56.19	$ 58.95
Compensation expense	$ 11,420	$ 6,425	$ 2,706

Savings Incentive Plan: Substantially all employees of Ambac are covered by a defined contribution plan (the "Savings Incentive Plan"), for which contributions are determined as 6% of each eligible employee's eligible base salary, plus a matching company contribution of 50% on contributions up to 6% of base salary made by eligible employees to the Savings Incentive Plan. The total cost of the Savings Incentive Plan was $3,256, $3,508 and $2,565 in 2004, 2003 and 2002, respectively.

13 COMMITMENTS AND CONTINGENCIES

Ambac is responsible for leases on the rental of office space. The lease agreements, which expire periodically through September 2019, contain provisions for scheduled periodic rent increases and are accounted for as operating leases. An estimate of future net minimum lease payments in each of the next five years ending December 31, and the periods thereafter, is as follows:

	Amount
2005	$ 8,017
2006	7,864
2007	7,654
2008	7,896
2009	8,256
All later years	84,060
	$123,747

Rent expense for the aforementioned leases amounted to $8,507, $7,434 and $6,377 for the years ended December 31, 2004, 2003 and 2002, respectively. Total future rental receipts under lease and sublease agreements are estimated at $326.

A subsidiary of Ambac Financial Group provides a $360,000 liquidity facility to a reinsurance company which acts as reinsurer with respect to a portfolio of life insurance policies. The liquidity facility provides temporary funding in the event that the reinsurance company's capital is insufficient to make payments under the reinsurance agreement. The reinsurance company is required to repay all amounts drawn under the liquidity facility. No amounts have been drawn under this facility at December 31, 2004.

14 STOCKHOLDERS' EQUITY

Ambac is authorized to issue 350,000,000 shares of Common Stock, par value $0.01 per share, of which 108,915,944 were issued as of December 31, 2004. Ambac is also authorized to issue 4,000,000 shares of Preferred Stock, $0.01 par value per share, none of which was issued and outstanding as of December 31, 2004.

Dividends declared per share amounted to $0.47, $0.42, and $0.38 in 2004, 2003, and 2002, respectively.

Stockholder Rights Plan: Ambac adopted a Stockholder Rights Plan under which stockholders received (after giving effect to two stock splits since adoption of the Plan) one Right for each three shares of Common Stock owned. Each Right entitles the registered holder to purchase from Ambac one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, at a purchase price of $190 per share. The Rights generally detach and become exercisable when any person or group acquires 20% or more (or announces a tender offer for 20% or more) of Ambac's Common Stock. In addition, in the event that any person or group acquires 20% or more of Ambac's Common Stock, each Right (other than those held by the acquiring company) will entitle the holder to receive that number of shares of Common Stock of Ambac with a value of two times the exercise price of the Right. If, following the date on which any person or group acquires 20% or more of Ambac's Common Stock, Ambac is acquired in a merger or other business combination transaction in which Ambac is not the surviving corporation or 50% or more of Ambac's assets, cash flow or earning power is sold or transferred, each Right will entitle the holder to receive that number of shares of stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights, which expire on January 31, 2006, are redeemable in whole, but not in part, by action of the Board of Directors of Ambac at a price of $0.01 per Right at any time prior to the tenth day following the date on which any person or group acquires 20% or more of Ambac's Common Stock.

15 GUARANTEES IN FORCE

The par amount of financial guarantees outstanding, net of reinsurance, was $459,432,000 and $425,854,000 at December 31, 2004 and 2003, respectively. As of December 31, 2004 and 2003, the guarantee portfolio was diversified by type of guaranteed bond as shown in the following table:

	Net Par Amount Outstanding[1]	
(Dollars in Millions)	**2004**	2003
Public Finance:		
Lease and tax-backed	**$ 76,012**	$ 66,331
General obligation	**49,394**	44,350
Utility revenue	**36,321**	33,598
Health care revenue	**23,977**	22,120
Transportation revenue	**21,188**	18,244
Higher education	**18,056**	15,778
Housing revenue	**9,163**	9,014
Other	**5,588**	5,879
Total Public Finance	**239,699**	215,314
Structured Finance:		
Mortgage-backed and home equity	**53,148**	50,819
Asset-backed and conduits[2]	**28,858**	27,126
Investor-owned utilities	**15,449**	14,480
Student loan	**14,646**	12,807
Pooled debt obligations	**13,382**	11,492
Other	**6,971**	7,400
Total Structured Finance	**132,454**	124,124
International Finance:		
Pooled debt obligations	**35,911**	44,723
Mortgage-backed and home equity	**19,644**	17,273
Asset-backed and conduits	**15,692**	12,503
Investor-owned and public utilities	**5,965**	4,677
Transportation revenue	**4,938**	3,698
Sovereign/sub-sovereign	**3,224**	2,353
Other	**1,905**	1,189
Total International Finance	**87,279**	86,416
	$459,432	$425,854

(1) Included in the above exposures are structured credit derivatives. Total structured credit derivative net par outstanding amounted to $43,478 and $48,825 at December 31, 2004 and 2003, respectively.

(2) Included within Asset-backed and conduits are exposures to Enhanced Equipment Trust Certificates of $1,827 and $1,667 at December 31, 2004 and 2003, respectively.

As of December 31, 2004 and 2003, the International Finance guaranteed portfolio is shown in the following table by location of risk:

	Net Par Amount Outstanding	
(Dollars in Millions)	**2004**	2003
United Kingdom	**$26,325**	$17,990
Germany	**7,842**	11,617
Japan	**6,063**	6,058
Australia	**4,569**	3,620
Italy	**1,641**	1,633
Internationally diversified	**32,685**	38,243
Other international	**8,154**	7,255
Total International Finance	**$87,279**	$86,416

Internationally diversified obligations represent pools of geographically diversified exposures which includes components of domestic exposure.

Direct financial guarantees in force (principal and interest) was $757,037,000 and $707,131,000 at December 31, 2004 and 2003, respectively. Net financial guarantees in force (after giving effect to reinsurance) was $685,234,000 and $625,564,000 as of December 31, 2004 and 2003, respectively.

In the United States, California and New York were the states with the highest aggregate net par amounts in force, accounting for 10.0% and 6.3%, respectively, of the total at December 31, 2004. No other state accounted for more than five percent. The highest single insured risk represented less than 1% of aggregate net par amount insured.

16 FAIR VALUE OF FINANCIAL INSTRUMENTS

The following fair value amounts were determined by using independent market information when available, and valuation models when market quotes were not available. In cases where specific market quotes are unavailable, interpreting market data and estimating fair values require considerable judgment by management. Accordingly, the estimates presented are not necessarily indicative of the amount Ambac could realize in a current market exchange. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Investments: The fair values of fixed income investments are based primarily on quoted market prices received from a nationally recognized pricing service or dealer quotes. When quotes are not available, fair values are estimated based upon internal valuation models.

Short-term investments and cash: The fair values of short-term investments and cash are assumed to approximate amortized cost.

Other investments: The fair value of other investments, primarily mutual funds, are based on quoted market prices received from a nationally recognized pricing service.

Securities purchased under agreements to resell: The fair value of securities purchased under agreements to resell is assumed to approximate carrying value.

Investment income due and accrued: The fair value of investment income due and accrued is assumed to approximate carrying value.

Loans: The fair values of loans are assumed to approximate carrying value.

Derivative contracts used for hedging purposes: The fair values of cash flow hedges and fair value hedges, as defined in Note 2, are determined by market quotes or valuation models when market quotes are not available.

Derivative contracts held for trading purposes: The fair values of interest rate swaps, currency swaps, total return swaps and structured credit derivative transactions, as discussed in Note 2, are determined by market quotes or valuation models when market quotes are not available.

Obligations under investment, payment and investment repurchase agreements: The fair value of the liability for investment agreements and repurchase agreements is estimated based upon internal valuation models. The fair value of payment agreements is assumed to approximate carrying value.

Securities sold under agreements to repurchase: The fair value of securities sold under agreements to repurchase is assumed to approximate carrying value.

Long-term Debt: The fair value of the debentures is based on quoted market prices. The fair value of long-term debt issued by consolidated variable interest entities are assumed to approximate carrying value.

Accrued interest payable: The fair value of accrued interest payable is assumed to approximate carrying value.

Liability for net financial guarantees written: The fair value of the liability for those financial guarantees written is based on the estimated cost to reinsure those exposures at current market rates, which amount consists of the current unearned premium reserve, less an estimated ceding commission thereon.

Other financial guarantee insurance policies have been written on an installment basis, where the future premiums to be received by Ambac are determined based on the outstanding exposure at the time the premiums are due. The fair value of Ambac Assurance's liability under its installment premium policies is measured using the present value of estimated future installment premiums, less an estimated ceding commission. The estimate of the amounts and timing of the future installment premiums is based on contractual premium rates, debt service schedules and expected run-off scenarios. This measure is used as an estimate of the cost to reinsure Ambac Assurance's liability under these policies.

The carrying amount and estimated fair value of financial instruments are presented below:

As of December 31,	2004		2003	
(Dollars in Millions)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Fixed income securities	$13,901	$13,901	$13,049	$13,049
Fixed income securities pledged as collateral	342	342	661	661
Short-term investments	521	521	250	250
Other investments	4	4	4	4
Cash	20	20	25	25
Securities purchased under agreements to resell	353	353	54	54
Investment income due and accrued	163	163	160	160
Loans	1,406	1,406	838	838
Derivative assets:				
Hedging purposes	158	158	142	142
Trading purposes	1,140	1,140	1,004	1,004
Financial liabilities:				
Obligations under investment, repurchase and payment agreements	7,081	7,149	7,076	7,124
Securities sold under agreements to repurchase	—	—	226	226
Long-term debt	1,866	1,931	981	1,055
Accrued interest payable	71	71	74	74
Derivative liabilities:				
Hedging purposes	—	—	—	—
Trading purposes	1,049	1,049	946	946
Liability for financial guarantees written:				
Gross	2,779	2,084	2,545	1,782
Net of reinsurance	2,482	1,862	2,220	1,554
Gross installment premiums	—	1,769	—	1,311
Net installment premiums	—	1,545	—	1,089

(Dollar Amounts in Thousands, Except Share Amounts)

17 INSURANCE REGULATORY RESTRICTIONS

Ambac Assurance is subject to insurance regulatory requirements of the States of Wisconsin and New York, and the other jurisdictions in which it is licensed to conduct business.

Ambac Assurance's ability to pay dividends is generally restricted by law and subject to approval by the Office of the Commissioner of Insurance of the State of Wisconsin. Wisconsin insurance law restricts the payment of dividends in any 12-month period without regulatory approval to the lesser of (a) 10% of policyholders' surplus as of the preceding December 31 and (b) the greater of (i) statutory net income for the calendar year preceding the date of dividend, minus realized capital gains for that calendar year and (ii) the aggregate of statutory net income for three calendar years preceding the date of the dividend, minus realized capital gains for those calendar years and minus dividends paid or credited within the first two of the three preceding calendar years. Based upon these restrictions, at December 31, 2004, the maximum amount that will be available during 2005 for payment of dividends by Ambac Assurance is approximately $320,000. Ambac Assurance paid cash dividends of $103,000, $89,600 and $78,000 on its common stock in 2004, 2003 and 2002, respectively.

The New York Financial Guarantee Insurance Law establishes single risk limits applicable to obligations insured by Ambac Assurance. Such limits are specific to the type of insured obligation (for example, municipal or asset-backed). The limits compare the insured net par outstanding and average annual debt service, net of reinsurance and collateral, for a single risk to the insurer's qualified statutory capital, which is defined as the sum of the insurer's policyholders' surplus and contingency reserves. As of December 31, 2004 and 2003, Ambac Assurance and its subsidiaries were in compliance with these regulatory requirements.

Ambac Assurance's statutory financial statements are prepared on the basis of accounting practices prescribed or permitted by the Wisconsin Insurance Department. Effective January 1, 2001, Wisconsin adopted the National Association of Insurance Commissioners' statutory accounting practices ("NAIC SAP") as a component of its prescribed accounting practices. Wisconsin's accounting practice for changes to the contingency reserve differ from those practices of NAIC SAP. Under NAIC SAP, contributions to and releases from the contingency reserve are recorded via a direct charge or credit to surplus. Under the Wisconsin Administrative Code, contributions to and release from the contingency reserve are to be recorded through underwriting income. Ambac Assurance received permission of the Wisconsin Insurance Commissioner to record contributions to and releases from the contingency reserve in accordance with NAIC SAP. Statutory surplus is the same using each of these accounting practices. Statutory net income is higher than if Ambac Assurance had reported the net contributions in accordance with the Wisconsin Administrative Code by $235,881, $234,219 and $169,015 for 2004, 2003 and 2002, respectively.

Statutory capital and surplus was $3,198,699, and $2,739,675 at December 31, 2004 and 2003, respectively. Qualified statutory capital was $5,224,491 and $4,525,991 at December 31, 2004 and 2003, respectively. Statutory net income for Ambac Assurance was $693,176, $584,160 and $486,246 for 2004, 2003 and 2002, respectively. Statutory capital and surplus differs from stockholders' equity determined under GAAP principally due to statutory accounting rules that treat loss reserves, premiums earned, policy acquisition costs, and deferred income taxes differently.

18 SEGMENT INFORMATION

Ambac has two reportable segments, as follows: (1) Financial Guarantee, which provides financial guarantees (including structured credit derivatives) for public finance, structured finance and other obligations; and (2) Financial Services, which provides investment agreements, interest rate swaps, total return and currency swaps and funding conduits, principally to clients of the financial guarantee business, which includes municipalities and other public entities, health care organizations and asset-backed issuers. Ambac's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies, personnel skill sets and technology.

The accounting policies of the segments are described in Note 2, "Significant Accounting Policies." Pursuant to insurance and indemnity agreements, Ambac Assurance guarantees the swap and investment agreement obligations of those Financial Services subsidiaries. Intersegment revenues include the premiums earned under those agreements and dividends received. Such premiums are determined as if they were premiums to third parties, that is, at current market prices.

Information provided below for "Corporate and Other" relates to Ambac Financial Group, Inc. corporate activities, including interest expense on debentures. Corporate and other revenue from unaffiliated customers consists primarily of interest income. Intersegment revenues consist of dividends received.

The following table is a summary of the financial information from continuing operations by reportable segment as of and for the years ended December 31, 2004, 2003 and 2002:

	Financial Guarantee	Financial Services	Corporate and Other	Intersegment Eliminations	Total Consolidated
2004:					
Revenues:					
Unaffiliated customers	$ 1,168,707	$ 236,345	$ 1,656	$ —	$ 1,406,708
Intersegment	23,255	(5,571)	108,240	(125,924)	—
Total revenues	$ 1,191,962	$ 230,774	$109,896	$(125,924)	$ 1,406,708
Income before income taxes:					
Unaffiliated customers	$ 987,400	$ 52,731	$ (63,349)	$ —	$ 976,782
Intersegment	28,823	(5,779)	105,747	(128,791)	—
Total income before income taxes	$ 1,016,223	$ 46,952	$ 42,398	$(128,791)	$ 976,782
Total assets	$10,079,923	$8,440,952	$ 64,383	$ —	$18,585,258
2003:					
Revenues:					
Unaffiliated customers	$ 1,033,578	$ 231,372	$ 7,258	$ —	$ 1,272,208
Intersegment	21,175	(5,430)	95,480	(111,225)	—
Total revenues	$ 1,054,753	$ 225,942	$102,738	$(111,225)	$ 1,272,208
Income before income taxes:					
Unaffiliated customers	$ 888,143	$ 22,951	$ (61,505)	$ —	$ 849,589
Intersegment	23,441	(3,646)	93,776	(113,571)	—
Total income before income taxes	$ 911,584	$ 19,305	$ 32,271	$(113,571)	$ 849,589
Total assets	$ 8,234,050	$8,433,834	$ 79,430	$ —	$16,747,314
2002:					
Revenues:					
Unaffiliated customers	$ 816,178	$ 137,447	$ 5,019	$ —	$ 958,644
Intersegment	7,984	(4,477)	81,500	(85,007)	—
Total revenues	$ 824,162	$ 132,970	$ 86,519	$ (85,007)	$ 958,644
Income before income taxes:					
Unaffiliated customers	$ 712,930	$ (103,724)	$ (45,875)	$ —	$ 563,331
Intersegment	8,920	(2,489)	80,192	(86,623)	—
Total income before income taxes	$ 721,850	$ (106,213)	$ 34,317	$ (86,623)	$ 563,331
Total assets	$ 7,035,628	$8,245,629	$ 74,281	$ —	$15,355,538

(Dollar Amounts in Thousands, Except Share Amounts)

The following tables summarize gross premiums written and net premiums earned included in the Financial Guarantee segment, by location of risk for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Gross premiums written:			
United States	**$ 819,321**	$ 913,262	$766,778
United Kingdom	**110,225**	106,315	38,495
Japan	**28,836**	25,783	22,033
Mexico	**15,007**	16,395	16,513
Italy	**11,690**	12,842	860
Brazil	**10,846**	10,193	7,239
Australia	**5,026**	4,761	8,930
Internationally diversified	**28,970**	29,751	16,841
Other international	**17,890**	24,401	26,343
Total:	**$1,047,811**	$1,143,703	$904,032
Net premiums earned and other credit enhancement fees:			
United States	**$ 553,717**	$ 497,784	$382,409
United Kingdom	**60,731**	34,993	19,287
Japan	**32,141**	25,965	17,941
Mexico	**7,242**	7,620	7,720
Italy	**8,003**	6,487	777
Brazil	**8,282**	6,978	4,827
Australia	**7,246**	5,493	4,945
Internationally diversified	**55,814**	58,297	40,926
Other international	**30,809**	23,633	21,477
Total:	**$ 763,985**	$ 667,250	$500,309

Internationally diversified includes components of domestic exposure.

19 DISCONTINUED OPERATIONS

In November 2003, Ambac announced that it had entered into an agreement to sell the operations of Cadre Financial Services, Inc. ("Cadre") and Ambac Securities, Inc., ("Ambac Securities") its investment advisory and cash management business. As a registered adviser with the SEC, Cadre was subject to regulation in certain aspects of its business, particularly with respect to investment advisory services provided to investment companies and clients. Cadre provided investment advisory and administrative services to money market funds that are primarily offered to qualified participants, including school districts, health care service providers and municipalities. Ambac Securities principal business was the distribution of money market funds to the education, health care and municipal sectors, as well as the brokering of short-term fixed income securities trades on behalf of its clients. It also served as placement agent and dealer for securities issued by its affiliates in private placement transactions. Ambac Securities is registered as a broker-dealer with the SEC and with certain states that require such registration, and it is a member of the National Association of Securities Dealers, Inc. As a registered broker-dealer, Ambac Securities is subject to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which is designed to measure the general financial condition and liquidity of a broker-dealer. This business had been part of Ambac's Financial Services segment. The decision to sell its investment advisory and cash management business has enabled Ambac to focus on its core financial guarantee business. The sale closed during the first quarter of 2004.

Following the November 2003 announcement of the pending sale, Cadre and Ambac Securities results were reported in Ambac's Consolidated Statements of Operations as discontinued operations. Summarized financial information for discontinued operations is as follows:

	2004	2003	2002
Total revenues	**$ 469**	$11,581	$13,174
(Loss) income from discontinued operations	**(1,349)**	(6,976)	859
Income tax (benefit) expense	**(60)**	2,208	193
Net (loss) income from discontinued operations	**(1,289)**	(9,184)	666

The following information is a summary of the discontinued operations balance sheet in 2003:

	2003
Total assets	$8,787
Total liabilities	4,277

	First	Second	Third	Fourth	Full Year
2004:					
Gross premiums written	$226,434	$363,196	$210,587	$247,594	$1,047,811
Net premiums written	192,548	379,145	191,938	213,234	976,865
Net premiums earned and other credit enhancement fees	176,871	201,402	195,338	190,374	763,985
Financial guarantee net investment income	87,715	88,919	90,454	93,998	361,086
Financial services revenue	65,784	53,371	58,096	59,094	236,345
Losses and loss expenses	17,500	17,500	17,700	16,900	69,600
Financial guarantee underwriting and operating expenses	25,836	29,277	26,186	25,264	106,563
Financial services expenses	46,387	44,059	45,085	48,083	183,614
Income before income taxes	231,121	244,458	246,050	255,153	976,782
Net income from continuing operations	171,755	180,896	184,418	188,771	725,840
Net loss from discontinued operations	(144)	(186)	(959)	—	(1,289)
Net income	171,611	180,710	183,459	188,771	724,551
Net income per share:					
Basic	1.57	1.65	1.67	1.72	6.61
Diluted	$1.55	$1.63	$1.65	$1.69	$6.53
2003:					
Gross premiums written	$197,219	$386,005	$280,330	$280,149	$1,143,703
Net premiums written	166,051	343,692	262,879	232,935	1,005,557
Net premiums earned and other credit enhancement fees	145,116	164,286	171,562	186,286	667,250
Financial guarantee net investment income	76,595	79,892	80,890	83,712	321,089
Financial services revenue	65,528	50,624	63,328	51,892	231,372
Losses and loss expenses	9,800	10,900	15,900	16,800	53,400
Financial guarantee underwriting and operating expenses	22,166	21,013	23,795	25,061	92,035
Financial services expenses	56,389	52,717	49,240	50,075	208,421
Income before income taxes	181,680	220,226	217,067	230,616	849,589
Net income from continuing operations	138,062	162,757	160,081	167,199	628,099
Net loss from discontinued operations	(139)	(186)	(412)	(8,447)	(9,184)
Net income	137,923	162,571	159,669	158,752	618,915
Net income per share:					
Basic	1.30	1.53	1.50	1.48	5.81
Diluted	$1.27	$1.48	$1.45	$1.44	$5.66

Directors & Officers

Board of Directors

PHILLIP B. LASSITER
Chairman
Retired Chief Executive Officer
Ambac Financial Group, Inc.

MICHAEL A. CALLEN * † ‡
President
Avalon Argus Associates
(Financial Consulting)

RENSO L. CAPORALI * †
Retired Chairman and CEO
Grumman Corporation
(Defense and Aerospace)

JILL M. CONSIDINE * † ‡
Chairman and
Chief Executive Officer
The Depository Trust
& Clearing Corporation
(Financial Services Industry)

RICHARD DULUDE * †
Retired Vice Chairman
Corning Incorporated
(Diversified Manufacturing)

ROBERT J. GENADER
President and
Chief Executive Officer
Ambac Financial Group, Inc.

W. GRANT GREGORY * † ‡
Chairman
Gregory & Hoenemeyer, Inc.
(Merchant Banking)

THOMAS C. THEOBALD * †
Former Chairman
Continental Bank Corp.
Senior Advisor
Chicago Growth Partners
(Financial Services Industry)

LAURA S. UNGER * † ‡
Private Consultant
(Financial Services)

HENRY D.G. WALLACE * †
Former Group Vice President
and CFO
Ford Motor Company
(Auto Manufacturing)

* Member Audit Committee
† Member Compensation and Organization Committee
‡ Member Nominating and Corporate Governance Committee

Executive Officers

ROBERT J. GENADER
President and
Chief Executive Officer

DAVID L. BOYLE
Vice Chairman

THOMAS J. GANDOLFO
Senior Vice President and
Chief Financial Officer

JOHN W. UHLEIN III
Executive Vice President

KATHLEEN A. MCDONOUGH
Senior Managing Director

WILLIAM T. MCKINNON
Senior Managing Director

DOUGLAS C. RENFIELD-MILLER
Senior Managing Director

ROBERT G. SHOBACK
Senior Managing Director

GREGG L. BIENSTOCK, ESQ.
Senior Vice President

KEVIN J. DOYLE, ESQ.
Senior Vice President and
General Counsel

Managing Directors

Global Public Finance

IAN M. DIXON
GERARD S. DURR
JAMES R. MULLINS
DAVID B. NEMSCHOFF
ANNE HIRD RABIN
STEVEN C. RENN
SANFORD J. SACKS
MARK A. SPINELLI

Global Structured Finance

DIANA N. ADAMS
DANIEL S. BEVILL
IAIN H. BRUCE
JOHN H. BRYAN III
NANCY S. FOX
PETER H. FRASER
SCOTT D. GORDON
NICHOLAS G. GOUMAS
RICHARD MARSH
JEFFREY D. NABI
CYNTHIA PARKER
DENNIS M. PIDHERNY
REBECCA L. PYNT
MIGUEL A. SANCHEZ
VITO SEMERARO

Investment Services

EULOGIO (JOE) RAMOS
Chief Investment Officer

RODNEY D. KUMASAKI

Capital Markets

STEVEN L. DYMANT
ROBERT G. DONOVAN, JR.
RICK PERSAUD

Credit Risk Management

ROBERT R. BOSE
PETER J. CAIN
ANDREA R. MERENYI
DAVID W. WALLIS

Legal

DAVID N. ABRAMOWITZ

Portfolio Risk Assessment and Internal Audit

CATHLEEN J. MATANLE
STEVEN P. ROFSKY
ROBERT D. SELVAGGIO

Technology

KENNETH S. PLOTZKER
Chief Information Officer

JOHN W. COTTER
VASU W. VEERAKESARI

Corporate

RICHARD K. ALGER
Accounting Policy

MAISIE CHANG
Reinsurance and Rating Agencies

ROBERT B. EISMAN
Corporate Controller

ANNE GILL KELLY
Corporate Secretary

WES KIRCHHOFF
Director of Tax

PETER R. POILLON
Investor Relations

ROBERT W. STARR
Treasurer

Designed and produced by Taylor & Ives, Inc., NYC

Stockholder Information

Corporate Headquarters:
AMBAC FINANCIAL GROUP, INC.
One State Street Plaza
New York, New York 10004
Tel: 212-668-0340
Fax: 212-509-9190

Other Locations:

LONDON
Hasilwood House
60 Bishopsgate
London EC2N 4BE, England
Tel: 44 207 786 4300
Fax: 44 207 786 4343

MILAN
Via Monte di Pietà, 21
[illegible] Milan
Italy
Tel: 39 02 86 337642
Fax: 39 02 86 337400
[illegible] SEMERARO
Managing Director

SYDNEY
ABN AMRO Tower, L31
88 Phillip Street
Sydney 2000 NSW, Australia
Tel: 61 2 8211 0430
Fax: 61 2 8211 0555
NANCY S. FOX
Managing Director

TOKYO
Otemachi Financial Center,
[illegible] Floor
5-4 Otemachi 1-chome,
Chiyoda-ku, Tokyo 100-0004
Japan
Tel: 03 5219 2127
Fax: 03 5219 2129
HITOSHI AMEMIYA
Representative Director

Annual Meeting of Stockholders
The Annual Meeting of Stockholders of Ambac Financial Group, Inc. will be held on Tuesday, May 3, 2005, at 11:30 a.m. in New York City. Detailed information about the meeting is contained in the Notice of Annual Meeting and Proxy Statement to be sent to each stockholder of record as of March 7, 2005. The Company estimates that it has approximately 5,000 stockholders.

Form 10-K
A copy of the Company's 2004 Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to:

Ambac Financial Group, Inc.
Attn: Investor Relations
One State Street Plaza
New York, New York 10004

SEC Certifications
The certifications by the Chief Executive Officer and the Chief Financial Officer of Ambac Financial Group, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have also been filed as exhibits to the firm's 2004 Annual Report on Form 10-K.

Transfer Agent, Registrar and Dividend Paying Agent
Citibank, N.A.
111 Wall Street, 5th Floor
New York, New York 10043
212-657-5997

Independent Auditors
KPMG LLP
New York, New York

ABK
LISTED
NYSE

Stock Listing
Ambac Financial Group, Inc. common stock is listed on the New York Stock Exchange under the ticker symbol ABK.

Investor Relations
THOMAS J. GANDOLFO
Senior Vice President and Chief Financial Officer

PETER R. POILLON
Managing Director
212-208-3333
800-221-1854
ppoillon@ambac.com

NYSE Certifications
The Chief Executive Officer of Ambac Financial Group, Inc. made an unqualified certification to the NYSE with respect to the firm's compliance with the NYSE corporate governance listing standards in May 2004.

Common Stock Data

THREE MONTHS ENDED	2004 MARKET PRICE HIGH	LOW	CLOSE	DIVIDENDS PER SHARE	2003 MARKET PRICE HIGH	LOW	CLOSE	DIVIDENDS PER SHARE
MARCH 31	79.76	68.86	73.78	$ 0.11	59.36	43.79	50.52	$0.10
JUNE 30	75.93	63.80	73.44	$ 0.11	70.56	50.35	66.25	$0.10
SEPTEMBER 30	79.95	69.21	79.95	$0.125	69.00	62.18	64.00	$0.11
DECEMBER 31	84.73	72.34	82.13	$0.125	72.21	64.60	69.39	$0.11

Ambac

Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004
www.ambac.com